SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Clark, Inc.
(Name of Subject Company)

Clark, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

181457102
(CUSIP Number of Class of Securities)

Thomas M. Pyra
President
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
John T. Blatchford, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street, Suite 2600
Chicago, Illinois 60601
(312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by AUSA Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (as defined below) of Clark, Inc., a Delaware corporation (the “Company”), not owned by Purchaser or Parent. Parent is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a company organized under the laws of The Netherlands (“AEGON NV”). Purchaser, Parent, AEGON USA and AEGON NV are sometimes referred to herein collectively as the “AEGON Group” or “AEGON.”

Any information incorporated by reference in this Schedule 14D-9 shall be deemed to be modified or superseded for the purposes of this Schedule 14D-9 to the extent that the disclosures contained herein modify or supersede such information.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Clark, Inc., its principal executive offices are located at 102 South Wynstone Park Drive, North Barrington, Illinois 60010, and its phone number, is (847) 304-5800. This Schedule 14D-9 relates to the Company’s common stock, par value $0.01 per share, and associated preferred stock purchase rights (collectively, the “Common Stock”). As of October 31, 2006, there were 17,708,177 shares of Common Stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.  The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

(b) The Tender Offer and Merger.  This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated December 13, 2006 (as amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) by the AEGON Group on December 13, 2006. Purchaser is offering to purchase all the outstanding shares of Common Stock (other than shares owned by Purchaser or Parent) at a price of $16.55 per share, net to the seller in cash without interest (such amount, or any greater amount per share paid in the Offer (as defined below) being referred to herein as the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (defined below), the Offer to Purchase dated December 13, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”) contained in the Schedule TO and the related Letter of Transmittal (the “Letter of Transmittal”). The Letter of Transmittal and the Offer to Purchase, as each may be amended or supplemented from time to time, together constitute the “Offer.” Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2006, among the Company, Parent and the Purchaser, which provides for the making of the Offer by the Purchaser, subject to the conditions contained therein. Unless the context otherwise suggests, the term “Merger Agreement” refers to such Agreement and Plan of Merger, as currently amended. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the successful completion of the Offer, Purchaser will merge with and into the Company (the “Merger”) and the Company will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), any shares of Common Stock remaining outstanding following the consummation of the Offer, other than shares held by Parent or Purchaser or by stockholders who have validly perfected their appraisal rights under

Delaware law, will be converted into the right to receive the Offer Price. Shares held by Purchaser or Parent will be automatically canceled and retired.

Pursuant to the terms of the Merger Agreement, each holder of a stock option and other right to acquire or receive Common Stock (each, a “Company Stock Option”) outstanding immediately prior to the Effective Time will receive, in settlement of the Company Stock Option, an amount in cash, without interest, equal to the greater of (1) $0.10 or (2) the excess, if any, of the Offer Price over the per share exercise price, if any, of the applicable Company Stock Option, multiplied by the aggregate number of shares with respect to which the applicable Company Stock Option was exercisable immediately prior to the Effective Time.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by Delaware law, the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the Company stockholders holding a majority of the outstanding shares. If the Offer is consummated, Purchaser will hold at least a majority of the outstanding shares of Common Stock entitled to vote and will have sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder. If Purchaser holds 90% of the outstanding shares of Common Stock after the Offer, then a stockholder vote will not be required under Delaware law in order to effect the Merger. The Merger Agreement and the related Amendment No. 1 to the Merger Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2) hereto, are summarized in Section 12 under “Special Factors” in the Offer to Purchase and incorporated herein by reference.

In connection with the execution of the Merger Agreement, Parent entered into Tender and Voting Agreements, dated as of November 1, 2006 (the “Tender Agreements”), with Tom Wamberg, Chairman and Chief Executive Officer of the Company, and Thomas M. Pyra, President of the Company. Approximately 8.3% of the issued and outstanding shares of Common Stock are subject to the Tender Agreements. Pursuant to the Tender Agreements, Messrs. Wamberg and Pyra have agreed to tender their shares, including any shares acquired after November 1, 2006, into the Offer and to vote such shares (i) in favor of approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction or an acquisition proposal other than as proposed by Parent or the Purchaser and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger. Copies of the Tender Agreements, filed as Exhibits (e)(3) and (e)(4) hereto, are summarized in Sections 10 and 12 under “Special Factors” in the Offer to Purchase and incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, the Company and Clark Consulting, Inc., a Delaware corporation and wholly owned subsidiary of the Company, entered into an Asset Purchase Agreement (the “MBO Agreement”) with Clark Wamberg, LLC, a Delaware limited liability company (“C-W Co.”) and Mr. Wamberg, as a joint obligor with C-W Co., providing for the sale of certain assets to, and the assumption of certain liabilities by, C-W Co. A description of the MBO Agreement is provided under Item 3 of this Schedule 14D-9.

The principal executive offices of the Purchaser, Parent and AEGON USA are located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499. The principal executive office of AEGON NV is located at AEGONplein 50, 2591 TV, The Hague, The Netherlands.

(a)  Certain Information Concerning the Company’s Directors and Executive Officers.  The occupation, background and other information of the Company’s directors and executive officers are contained under “Board of Directors and Executive Officers of the Company” in the Information Statement attached hereto as Annex A (the “Information Statement”). As of the date of this Schedule 14D-9, no director or executive officer of the Company was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers of the Company are citizens of the United States.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in the response to this Item 3, and in Annex A attached hereto, or as incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential material conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, the Purchaser or their respective executive officers, directors or affiliates.

The information in the following sections of the Information Statement of the Company attached as Annex A (the “Information Statement”) is incorporated herein by reference: “Board of Directors and Executive Officers of the Company — Compensation of Directors”; “Executive Officer Employment Agreements and Compensation”; “Ownership of Common Stock by Certain Beneficial Owners and Management;” and “Certain Relationships and Related Transactions.” A summary of the material provisions of the Merger Agreement is included in Section 12 under “Special Factors” in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

In considering the recommendation of the board of directors of the Company (the “Board of Directors” or the “Board”) with respect to the Offer, the Merger, and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the sections of the Information Statement and the Offer to Purchase that are incorporated herein by reference that may present them with potential conflicts of interest. The Board of Directors was aware of such interests and any potential or actual conflicts of interest and considered them along with other matters described below in Item 4 “The Solicitation or Recommendation.”

(a)  MBO Agreement.

Background.  Concurrently with the execution of the Merger Agreement, the Company and Clark Consulting, Inc., entered into the MBO Agreement with C-W Co. and Mr. Wamberg, as a joint obligor with C-W Co. Subject to the terms and conditions of the MBO Agreement, the Company has agreed to sell to C-W Co., and C-W Co. has agreed to purchase from the Company and assume certain liabilities associated with, the operations and assets consisting of and relating to the Company’s businesses, other than the businesses that comprise the Company’s Corporate Solutions Group (which includes the Company’s businesses formerly known as Executive Benefits Practice, Banking Practice and Clark Securities, Inc.). Specifically, the operations and businesses of the Company that C-W Co. agreed to acquire (collectively, with their related assets, the “MBO Businesses”) include the Company’s Healthcare Group and Federal Policy Group, Pearl Meyer & Partners, Clark Benson LLC, National Insurance Wholesalers, Inc. (formerly known as MedEx), Clark Retirement Plan Services, Inc. (formerly known as Baden Retirement Plan Services, Inc.), Clark Strategic Advisors, Inc., and the Company’s corporate Resource Center. The aggregate purchase price for the businesses and assets to be purchased by C-W Co. is approximately $35.4 million plus the assumption of certain liabilities.

The MBO Agreement provides that the Company may solicit other potential buyers for all or a portion of the businesses to be sold to C-W Co. to determine if a superior transaction is available to the Company and its stockholders. A special committee composed of independent directors of the Company (the “Special Committee”) will consider whether an alternative transaction is superior to the transaction contemplated by the MBO Agreement. If an alternative transaction is deemed superior by the Special Committee, accepted by the Company, and C-W Co. does not submit a bid equal or superior to the superior transaction, then the Company may complete the superior transaction, subject to Parent’s prior approval of the terms and conditions of such transaction. The sale of the assets pursuant to the MBO Agreement will not be consummated if such an alternative transaction is completed.

If such an alternative transaction is completed, the Offer Price may be increased by up to 61.7% of the amount, on a per share basis, that exceeds the $35.4 million purchase price under the MBO Agreement after establishment of an escrow, if necessary. In the event that the agreement governing the alternative transaction provides for post-closing indemnity obligations, an amount equal to the Company’s maximum post-closing contingent obligations, including indemnity obligations and defense costs, will be held in escrow until satisfaction or expiration of any and all such post-closing obligations. At such time, Parent would distribute, on a pro rata basis, any remaining amount, net of transaction costs, to those who tendered shares of Common Stock in the Offer, whose shares are cashed out in the Merger and to holders of certain stock options of the Company whose options are cashed out in the Merger. Any funds that may be paid out by Parent or Purchaser pursuant to this contingent obligation are speculative and should not be considered part of the Offer Price for shares tendered in the Offer.

If such an alternative transaction is not completed, the parties to the MBO Agreement are required to consummate the purchase and sale under the MBO Agreement.

The transactions contemplated by the MBO Agreement are expected to close immediately after Purchaser’s acceptance of and payment for the shares of Common Stock in the Offer (the “Acceptance Date”), and are subject to certain other customary closing conditions. Under the MBO Agreement, on the Acceptance Date, (i) C-W Co., the Company and Clark Consulting are required to provide to Parent written certifications from their respective chief executive officers that all conditions to close have been satisfied or waived, to the extent waivable, and (ii) C-W Co. and Mr. Wamberg are required to provide proof to Parent of financing to consummate the transactions contemplated by the MBO Agreement, either in the form of a firm commitment from a bank or evidence of an escrow deposit. The sale of assets to C-W Co. and Mr. Wamberg will not occur if the Offer is not completed.

Certain Interests of Company Management.  Certain current officers and directors of the Company and its subsidiaries are members of C-W Co or are expected to become members. Currently, the sole member of C-W Co. is Mr. Wamberg, the Company’s Chairman and Chief Executive Officer. James M. Benson, a member of the Company’s Board of Directors and the Chief Executive Officer of Clark Benson LLC, a subsidiary of Clark Consulting, Inc., and Kenneth J. Kies, the managing director of the Company’s Federal Practice Group are expected to become members of C-W Co. The terms of the MBO Agreement require that C-W Co. make offers of employment prior to the closing of the asset sale to specific assumed employees. The terms and conditions of the employment to be offered must be on terms no less favorable than the terms and conditions of the assumed employees’ employment with the Company prior to the date of closing. In addition, the Company has agreed to make payments to these employees for the following accrued liabilities through the closing date: paid time off, bonus, vacation and deferred compensation plans.

In addition, Mr. Wamberg has joined in the MBO Agreement in all respects as a joint and several obligor with C-W Co. and has agreed to provide all funds required to consummate the transactions, if necessary, without bank financing or equity contributions by others. If an alternative transaction (as described above) is proposed but is not completed, C-W Co. and Mr. Wamberg will remain subject to their obligations under the MBO Agreement.

(b)  Other Arrangements with Executive Officers and Directors of the Company.  Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company’s directors, executive officers and affiliates are described below and in the Information Statement attached to this Schedule 14D-9 as Annex A and incorporated herein.

Consideration Payable Pursuant to the Offer and Merger.  If the Company’s directors and executive officers were to tender any shares of Common Stock they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 1, 2006, the Company’s directors and executive officers owned 1,954,421 outstanding shares of Common Stock in the aggregate (excluding options to purchase shares and other rights to acquire shares), of which 1,411,680 shares were held by Mr. Wamberg. If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer, and those shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive approximately an aggregate $32,345,668 in cash, less any required withholding taxes, of which approximately $23,363,304 would be received by Mr. Wamberg. Pursuant to the Tender Agreements, both Messrs. Wamberg and Pyra have agreed to tender their shares in the Offer.

As of November 1, 2006, the Company’s directors and current executive officers held Company Stock Options, which include stock options as well as other rights to acquire or receive Common Stock under the Company’s benefit and incentive plans. Pursuant to the terms of the Merger Agreement, each holder of a Company Stock Option outstanding immediately prior to the Effective Time will receive, in settlement of the Company Stock Option, an amount in cash, without interest, equal to the greater of (i) $0.10 or (ii) the excess value, if any, of the Offer Price over the per share exercise price, if any, of the applicable Company Stock Option, multiplied by the aggregate number of shares subject to such Company Stock Option. The Company’s executive officers also will be entitled to receive vested and unvested amounts attributable to them in the Company’s deferred compensation and supplemental executive retirement plans as a result of the transactions contemplated by the Offer and Merger. The Company expects that the Company’s directors (excluding Messrs. Pyra and Wamberg) would be entitled to receive approximately an aggregate $915,188 in cash, less any required withholding taxes, for their currently outstanding Company Stock Options as a result of the transactions contemplated by the Offer and Merger. The executive officers of the Company would be entitled to receive approximately an aggregate $8,010,657 in cash, less any required withholding taxes for their currently outstanding Company Stock Options and other interests in the Company’s benefit and incentive plans as a result of the transactions contemplated by the Offer and Merger, of which approximately $5,017,165 would be payable to Mr. Wamberg.

Members of the Special Committee are entitled to receive certain fees in connection with their service on the Special Committee and for attendance at meetings of the Special Committee. Please see “Board of Directors and Executive Officers of the Company — Compensation of Directors” in the Information Statement for a description of these fees.

Employment Agreements; Change in Control and Severance Provisions.  Each of the employment agreements between Clark Consulting, Inc. and Messrs. Wamberg, Pyra, Brockhurst and Lemajeur contains provisions that require the Company to make certain payments upon termination of the executive after a “change in control.” The consummation of the Offer will constitute a change in control under each of the agreements as Purchaser will have acquired greater than 33 1/3% of the combined voting power of the Company.

If terminated following a change in control for reasons other than death, disability or for cause, or in the event of a constructive termination due to a termination of the term of the employment agreement, (a) Mr. Pyra would be entitled to receive for a two-year period from the termination date his then current base salary plus, for each of the two years, an amount equal to his annual bonus as if the full target bonus opportunity had been achieved; and (b) Mr. Brockhurst would be entitled to receive an amount equal to two years of his then current base salary plus an amount equal to his annual bonus for each of the prior two fiscal years as if the maximum bonus opportunity had been achieved, in each case in addition to receiving amounts and benefits earned or accrued, but unpaid, as of the termination date. If Mr. Lemajeur is terminated following a change in control for reasons other than for cause, he would be entitled to receive an amount equal to one year of his then current base salary in addition to receiving amounts and benefits earned or accrued, but unpaid, as of the termination date.

If Mr. Wamberg terminates his employment for any reason within 12 months after a change in control, Mr. Wamberg may elect to receive either 12 months of his then current base salary plus accrued and unpaid amounts and benefits, or no severance compensation and a waiver of the non-competition and non-solicitation covenants contained in the agreement. In addition, the Company is required to continue benefits, such as health and life insurance, for Mr. Wamberg and his family at least equal to those which would have been provided under the agreement for the remainder of the period of employment as if Mr. Wamberg’s employment had not been terminated.

Under the terms of each employment agreement with Messrs. Wamberg, Pyra and Brockhurst, if the sum of all payments or benefits received or to be received by the executive under his employment agreement and under all other plans, programs and arrangements of the Company is determined to constitute a “parachute payment,” as defined under Internal Revenue Code (“IRC”) Section 280G and subject to the excise tax imposed under IRC Section 4999, the Company will pay an amount sufficient to restore the executive to the after-tax position that he would have been in if the excise tax had not been imposed. Presently, the Company estimates that, as a result of the Offer and Merger, its gross-up payments to Messrs. Wamberg, Pyra and Brockhurst pursuant to these provisions would be approximately $925,649, $1,571,744 and $1,200,541, respectively. Under the terms of the Company’s Long Term Incentive Compensation Plan (“LTIP”), Mr. Lemajeur is entitled to similar payments from the Company solely to the extent the vesting of his account under the LTIP by itself results in an excess parachute payment as a result of a change in control. The Company estimates that, as a result of the Offer and Merger, Mr. Lemajeur’s gross-up payment under the LTIP will be approximately $341,123.

The terms of the employment agreements expressly require Clark Consulting to require any successor employer to assume and perform the agreements. It is currently anticipated that the Company’s employment of Mr. Wamberg, Mr. Pyra, and Mr. Lemajeur will terminate upon the closing of the sale of the MBO Businesses.

Clark Benson, LLC.  In January 2006, the Company and James M. Benson, currently a director of the Company, formed Clark Benson, LLC, a subsidiary of the Company. Mr. Benson, through a company which he owns, holds 25% of the outstanding equity interests in Clark Benson. In the event that the Company is involved in a change of control (as such term is defined in the limited liability company agreement of Clark Benson (the “Clark Benson Agreement”)), the Company would be required to purchase the interests in Clark Benson held by Mr. Benson at a purchase price equal to 25% of Clark Benson’s appraised value, but in no event less than $2,500,000 if the change of control is consummated on or before December 31, 2007, or 1.5% of the aggregate value of the consideration received by the Company or its stockholders in connection with the change of control if consummated after December 31, 2007. It is expected that the consummation of the Offer will give rise to a change of control.

Concurrently with the formation of Clark Benson, Clark Benson entered into an employment agreement with Mr. Benson pursuant to which he serves as Clark Benson’s President and Chief Executive Officer. Under the terms of the agreement, Mr. Benson’s annual salary is $1,000,000. If Mr. Benson terminates his employment under the employment agreement due to “constructive termination,” Mr. Benson would be entitled to a lump-sum amount equal to twice his annual base salary. Constructive termination under the employment agreement includes, among other things (a) the assignment to Mr. Benson of any duties inconsistent in any material respect with his position (including status, offices, titles and reporting relationships), authority, duties or responsibilities as contemplated by his employment agreement; (b) a failure to pay or provide, or a reduction of, his salary, or a failure to pay any benefits, paid-time off or certain distributions under the Clark Benson Agreement other than as provided by his employment agreement; and (c) if the board of directors of Clark Consulting, Inc. determines not to fund Clark Benson for the period January 1, 2007 through December 31, 2007, January 1, 2008 through December 31, 2008, January 1, 2009 through December 31, 2009, January 1, 2010 through December 31, 2010, or any extension of the term of his employment agreement. Additionally, Clark Benson can terminate Mr. Benson’s employment at any time and for any reason upon 30 days prior written notice to Mr. Benson subject to paying Mr. Benson a lump-sum amount equal to twice his annual base salary. It is expected that the transactions contemplated by the Offer and Merger will give rise to a constructive termination under Mr. Benson’s employment agreement.

Indemnification and Insurance.  Section 145 of the Delaware General Corporation Law (“DGCL”) permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Certificate of Incorporation, as amended, provides for the indemnification of the Company’s directors to the fullest extent permissible under Delaware law. The Company’s Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Company against expenses (including attorney’s fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which any such person is involved by reason of such person’s relationship to the Company, provided that such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company and, provided further, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe his or her conduct was unlawful. Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. The Company’s directors and officers are covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacities as directors and officers of the Company.

Under the Merger Agreement, Parent and the surviving corporation in the Merger have each agreed to indemnify, to the fullest extent under applicable law, the present or former directors, officers, employees or employee benefit plan fiduciaries (the “Company Indemnified Parties”) of the Company or any of its subsidiaries against all judgments, claims, damages, fines, penalties and liabilities for acts or omissions occurring at or prior to the effective time of the Merger. Each of Parent and Purchaser have agreed pursuant to the Merger Agreement that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the effective time of the Merger now existing in favor of the Company Indemnified Parties as provided in the DGCL, the charter or bylaws of the Company or any of its subsidiaries will survive the Merger and will continue in full force and effect in accordance with their terms.

For a period of six (6) years after the effective time of the Merger, Parent and the surviving corporation in the Merger also have agreed to maintain and cause the surviving corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable in any material respect than those applicable to the current directors and officers of the Company. Generally, however, the requirement to maintain current insurance levels is subject to limitations that allow the surviving corporation to seek new coverage in the event annual aggregate premium costs exceed the Company’s current annual aggregate premium costs by 200%.

(c)  Arrangements with Purchaser, Parent, AEGON USA or their affiliates.

Merger Agreement.  The summary of the Merger Agreement contained in Section 12 under “Special Factors” in the Offer to Purchase and the description of the conditions of the Offer contained under “The Tender Offer” in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement provides that, immediately upon the purchase of and payment for shares of Common Stock by Purchaser representing the number of shares meeting or exceeding the minimum tender condition required to be met pursuant to the Offer, Purchaser may designate directors (the “Parent Designees”) to the Company Board of Directors. The maximum number of Parent Designees allowed pursuant to the Merger Agreement is a number that is equal to the number of directors, rounded up to the nearest whole number, that is the product of the total number of directors on the Company Board (giving effect to the election of directors designated by Parent) multiplied by the percentage that the number of shares purchased by Purchaser plus the number of shares otherwise owned by Parent and its subsidiaries bears to the total number of shares then outstanding, on a fully diluted basis. Parent does not intend to designate more than four Parent Designees to the Company’s board. The Information Statement attached as Annex A hereto contains the names and background information of the persons who would become directors of the Company upon acceptance.

The Merger Agreement provides that the Company will, at Purchaser’s option, promptly either increase the size of the Company Board or obtain the resignations of such number of directors as is necessary to enable the Parent Designees to be elected or appointed to the Company Board.

Notwithstanding the foregoing, if shares are purchased pursuant to the Offer, the terms of the Merger Agreement authorize the Company Board to take actions to assure that there remain, until the effective time of the Merger, the requisite number of directors deemed “independent” to satisfy the New York Stock Exchange rules for continued listing. The Merger Agreement provides that after consummation of the Offer and prior to the Merger, a majority of the independent directors must approve any (i) amendment or termination of the

Merger Agreement, (ii) exercise or waiver of the Company’s rights or remedies under the Merger Agreement, or (iii) grant of an extension of time for performance of our obligations under the Merger Agreement.

Tender Agreements.  In connection with the execution of the Merger Agreement, Parent entered into the Tender Agreements with Tom Wamberg and Thomas Pyra (each a “Tendering Stockholder”). Approximately 8.3% of the issued and outstanding shares of Common Stock are subject to the Tender Agreements. Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender all of his shares of Common Stock, including any Common Stock acquired after the date of the Tender Agreement, whether upon the exercise of options to acquire shares or otherwise, into the Offer and to vote such shares of Common Stock (i) in favor of approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction or an acquisition proposal other than as proposed by Parent or the Purchaser and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger. Neither Parent nor the Purchaser has the power to cause any Tendering Stockholder to elect to exercise any option to acquire any shares of Common Stock and no such option, nor any share of Common Stock underlying any such option, is included in the calculation of beneficial ownership of Common Stock of the Company herein. However, the Tender Agreements restrict the transfer of such options by the Tendering Stockholders.

Confidentiality Agreement.  The description of the Confidentiality Agreement, dated as of October 5, 2006, between the Company and AEGON USA contained in Section 12 under “Special Factors” in the Offer to Purchase is incorporated herein by reference. Such description is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (d)(3) to the Schedule TO.

Other Agreements.  The description of the agreements and business relationships among Parent and its affiliates and the Company and its affiliates contained in the Offer to Purchase under “Special Factors — Section 11. Related Party Transactions; the Company’s Relationship with Parent” is incorporated herein by reference.

Kurt J. Laning, Chief Actuary of Clark Consulting, Inc. and President of Clark Reinsurance Co., a subsidiary of the Company, is one of the Parent Designees to the Company’s Board of Directors. Mr. Laning also is expected to become President of Clark Consulting, Inc. after the Merger.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation.  The Special Committee composed of the independent directors of the Board of Directors of the Company, all independent directors on the Board of Directors of the Company, and the entire Board of Directors, after careful consideration and consultation with the Company’s financial and legal advisers and with the Special Committee’s financial and legal advisers, have each unanimously determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Merger Agreement and to consummate the Offer and the Merger. The Special Committee and the Board of Directors each unanimously (i) approved the Merger Agreement, the MBO Agreement, the Tender Agreements, and the Offer and the Merger and (ii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer and approve the Merger Agreement. Accordingly, the Special Committee and the Board of Directors each unanimously recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer and approve the Merger Agreement. Copies of a letter to the stockholders of the Company communicating the Special Committee and the Board of Director’s recommendations and the Company’s press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(10) hereto, respectively, and are incorporated herein by reference.

(b) (i) Background of the Offer.  Recent financial performance of the Company has been in decline the past few years. Revenue, which is primarily driven by the Company’s distribution of corporate-owned and bank-owned life insurance, has been negatively influenced by legislative and macro-economic factors. Although recently adopted legislation has improved the current environment for sales of the Company’s insurance products, the Company remains subject to continued legislative uncertainties with respect to the tax treatment of such products. In addition, the inverted or relatively flat interest rate yield curve has had a negative effect on sales of such products. These factors have been exacerbated by continued competitive pressures. Revenue from insurance policies that are in force, a measure that the Company believes many investors use to gauge the Company’s performance, has also declined during this period. The Company’s consulting revenue has risen gradually, but not at a pace sufficient to offset declining insurance-based revenue. In addition, the Company’s consulting revenue generally produces a lower profit margin than insurance-based revenue, which has negatively impacted the Company’s cash flow and earnings per share.

In addition to the weakness of its financial performance, the Company’s earnings vary greatly from quarter to quarter, and its prospective earnings are difficult for research analysts and investors to predict, resulting in a stock price with significant volatility. The Company’s businesses are complex and varied, and management believes that the markets have not properly factored the true value of the businesses into the Company’s stock price. The Company’s stock price has dropped as financial performance has declined. Furthermore, the costs of being a public company have dramatically increased, while at the same time, the Company has not realized as many of the benefits of being a public company as compared to years past.

In light of the foregoing, senior management and the Board of Directors have, from time to time, discussed and reviewed the Company’s business, strategic direction, performance and prospects. The Board of Directors has also at times discussed with senior management various potential strategic alternatives involving possible acquisitions or business combinations, including considering whether the Company should remain public or should be sold.

Relationship with Parent.  Parent is the Company’s single largest stockholder, beneficially owning 2,286,994 shares, or approximately 12.9%, of the Company’s outstanding common stock as of November 1, 2006 (not including 1,460,989 shares subject to Tender Agreements entered into between Parent and each of Tom Wamberg and Thomas Pyra, both executive officers and directors of the Company, as to which Parent may be deemed to have beneficial ownership). Parent is a wholly-owned subsidiary of AEGON USA, a holding company for the U.S. operations of AEGON NV, a major multi-national life insurance and pension organization. Parent and its affiliates have beneficially owned in excess of 5% of the outstanding common stock of the Company since September 2000 when an affiliate of Parent purchased shares in a private placement transaction. Affiliates of Parent acquired from a third party an additional 1,111,155 shares of the Company in November 2002. Later that month, the Company acquired Long, Miller & Associates, LLC (“Long Miller”) for approximately $405 million in cash and stock. Parent owned an approximately 33% equity interest in Long Miller prior to Long Miller’s acquisition by the Company, and Parent received $133.2 million in consideration for its interest in Long Miller. To finance a portion of the purchase price for that acquisition, an affiliate of the Company issued $305 million aggregate principal amount of asset-backed notes (the “Securitization Debt”). Parent purchased approximately $25.9 million aggregate principal amount of such notes, and held approximately $11.9 million aggregate principal amount as of September 30, 2006. See “Special Factors — Section 11. Related Party Transactions; the Company’s Relationship with Parent” in the Offer to Purchase for a description of these and other relationships between the Company and Parent and its affiliates.

In addition to being the largest stockholder in the Company, Parent and its affiliates also have a long-standing business relationship with the Company. Certain insurance company affiliates of Parent are parties to an Appointment Agreement pursuant to which Parent’s affiliates have appointed the Company and/or its subsidiaries as agents in connection with the sale of life insurance products. Commission payments from Parent affiliates to the Company or its subsidiaries under the Appointment Agreement in 2004, 2005 and 2006 (through October 31) were approximately $13.5 million, $13.7 million and $11.9 million, respectively.

AFSG Securities Corporation and Transamerica Life Insurance Company, each of which is an affiliate of Parent, and Clark Securities, Inc., a subsidiary of the Company, are parties to a Selected Broker Agreement in connection with the sale of variable life insurance products. Commission payments to Clark Securities under the Selected Broker Agreement in 2004, 2005 and 2006 (through October 31) were approximately $11.4 million, $7.9 million and $9.0 million, respectively.

Life Investors Insurance Company of America and Transamerica Life Insurance Company, affiliates of Parent, are parties to an Administrative Services Agreements, dated September 25, 2002, with subsidiaries of the Company pursuant to which the Company’s subsidiaries provide certain marketing, administrative and processing services. Pursuant to these agreements, Life Investors and Transamerica Life paid administrative and processing services fees to subsidiaries of the Company in 2004, 2005 and 2006 (through October 31) of $2.3 million, $2.4 million and $2.4 million, respectively.

Parent affiliates regularly pay marketing and education meeting sponsorship fees to the Company or its subsidiaries. No such fees were paid in 2004. Fees paid in 2005 were $0.40 million and in 2006 were $0.15 million.

In connection with the Company’s acquisition of Long Miller in November of 2002, the Company agreed with Parent to designate Robert E. Long, Jr. (a principal of Long Miller prior to its sale to the Company) to serve on the Company’s Board of Directors to fill an existing vacant directorship. The Company also agreed with Parent that once Mr. Long’s term expired in 2005 and so long as Parent held 10% of the outstanding shares of the Company, Parent could recommend a candidate for the Company’s Nominating and Corporate Governance Committee to consider for nomination to the Board of Directors. Mr. Long served as a director until the 2005 Stockholder Meeting when his term expired and he declined to stand for re-election. In 2005, Parent recommended a candidate other than Mr. Long but later withdrew the recommendation due to the declining health of the proposed candidate. At the unanimous recommendation of the Company’s directors, Mr. Long was invited to and did rejoin the Board on January 18, 2006 to fill a vacancy.

2004 Transaction Discussions with Parent.  In January of 2004, the management of the Company and management of Parent began discussing the possibility of Parent acquiring the Company pursuant to a merger agreement. The Company retained Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) in June of 2004 to assist the Company and to provide a fairness opinion in connection with any transaction that might result. During the course of its engagement in 2004, Sandler O’Neill contacted eight prospective purchasers to assist the Board in obtaining the best value for stockholders. Of those prospective purchasers, Parent was the only party interested in pursuing a transaction with the Company. The Company’s Board of Directors formed a special committee in early June of 2004 to consider and negotiate a possible transaction with Parent at that time. Negotiations continued in June of 2004 with Parent proposing an initial price of $24.00 per share. After a number of conversations between Parent management and Company management, the parties were negotiating in a price range between $24.00 and $25.50 per share, representing a premium of between 30% and 36% to the average closing price of the Company’s shares on July 1, 2004. Negotiations continued throughout July 2004, but during that period the Company’s stock price declined and Parent indicated that it would not proceed with the transaction at the proposed price in light of the substantially higher premium that the proposed price represented to the Company’s then current stock price. As a result, the Company’s Board of Directors decided in August of 2004 to discontinue further discussions with Parent regarding a possible transaction.

Subsequent Events.  Since the termination of negotiations in 2004, the Company and Parent and its affiliates continued to conduct business in the ordinary course, although there were no further substantive discussions relating to an acquisition of all or a portion of the Company’s business by Parent until mid-May 2006. During this period, the Company acquired a number of new businesses, including Stratford Advisory Group (a company engaged in the business of institutional investment consulting) in October 2005 for $5.9 million, MedEx (a company engaged in the business of providing medical stop loss insurance issued to employers with self-funded healthcare benefit programs) in December 2005 for $5.2 million plus a $3.6 million contingent earnout, and Baden Retirement Plan Services (a company engaged in the business of acting as a third-party administrator for qualified benefit plans) in August 2006 for $8 million. In addition, the Company formed Clark/Benson in January 2006 to acquire companies in the financial planning, wealth transfer and employee benefits markets. Mr. Benson became a member of the Company’s Board of Directors at that time. Clark/Benson has not yet generated any revenues and is expected to require significant amounts of capital to execute its business plan.

Current Transaction Discussions with Parent and Management Purchasers.  In early May 2006, Mr. Long, on his own initiative, arranged a meeting among himself, Patrick S. Baird, Chairman of the Board, President and Chief Executive Officer of AEGON USA, and Mr. Tom Wamberg, Chairman of the Board and

Chief Executive Officer of the Company. When Mr. Long contacted Mr. Baird to arrange the meeting, Mr. Baird advised Mr. Long that Parent was considering selling its ownership stake in the Company, or purchasing a portion of the Company’s business.

After Mr. Long contacted Mr. Wamberg to arrange the meeting and advised Mr. Wamberg of Parent’s possible interest in purchasing a portion of the Company’s business, Mr. Wamberg contacted Sandler O’Neill to discuss certain issues, including potential transaction structures pertaining to a possible sale of some or all of the Company to Parent. Although Sandler O’Neill was not formally engaged by the Company at that point in time, Mr. Wamberg contacted Sandler O’Neill because of its familiarity with the Company and its businesses resulting from its role as the Company’s financial adviser during and since 2004.

Mr. Baird, Mr. Long and Mr. Wamberg met on May 17, 2006. The participants discussed the direction of the Company’s bank-owned and corporate-owned life insurance business and the relationship between Parent and the Company in general. Mr. Baird stated that Parent had an interest in purchasing the Company, but indicated that Parent was interested only in the Company’s Corporate Solutions Group, which generally consists of the bank-owned and corporate-owned life insurance distribution businesses and Clark Securities, Inc., the Company’s broker-dealer subsidiary (collectively, the “Corporate Solutions Group”). Mr. Wamberg and Mr. Baird discussed the fact that, if Parent were interested solely in the Corporate Solutions Group, a separate buyer would have to be found for the other businesses of the Company, preferably in a single transaction. Mr. Wamberg indicated that it was possible that a management group could be formed to purchase the other businesses, but that was far from guaranteed. Mr. Baird inquired as to what value Mr. Wamberg would expect the stockholders to realize. Mr. Wamberg indicated his preliminary expectation that an appropriate price for the entire Company might be a minimum of approximately $19.00 to $20.00 per share. Mr. Wamberg expressed concern with respect to splitting the Company and the impact to employees, clients and stockholders. Mr. Wamberg also stressed that any actions taken would have to have a very high probability of leading to a completed transaction. The meeting ended with Mr. Baird advising that he would give some thought to what Parent would be willing to pay for the Corporate Solutions Group.

On May 26, 2006, Peter Gilman, President and Chief Executive Officer of the Extraordinary Markets Group of certain affiliates of Parent, contacted Mr. Wamberg to ask if Parent could begin to review certain documentation of the Company as part of Parent’s “due diligence” process. Mr. Wamberg responded that no significant amount of due diligence information would be made available to Parent unless a formal proposal was put forth by Parent.

On June 8, 2006, Mr. Kurt Laning, Chief Actuary of Clark Consulting, the Company’s primary operating subsidiary, met with Mr. Beardsworth, Mr. Gilman and other employees of Parent in Cedar Rapids, Iowa. The discussions related to general business conditions and a review of Parent’s modeling assumptions that could be used by it to prepare a formal proposal for a purchase of the Corporate Solutions Group.

On June 22, 2006, Mr. Gilman contacted Mr. Wamberg and advised Mr. Wamberg that Parent would consider paying up to $17 a share for the assets of the Corporate Solutions Group, subject to due diligence review. Mr. Wamberg said that the amount was not sufficient and the structure of the deal was not agreeable to the Company. The asset sale structure would create adverse tax consequences that would significantly reduce the transaction proceeds available to the Company’s stockholders.

From June 22, 2006 through the date of a July 25, 2006 Board meeting, Mr. Wamberg and Mr. Gilman had several additional conversations about the Parent offer. Mr. Long and Mr. Gilman also had conversations, but no new proposal was provided to the Company.

On July 25, 2006, at a regularly scheduled meeting of the Board of Directors, an executive session of the independent directors was convened by Mr. Seidman, Dr. Pohlman, Mr. Dalton and Mr. Guenther. Mr. Wamberg and Mr. Long were present by invitation. Mr. Long advised those in the meeting of Parent’s interest in purchasing the Company’s Corporate Solutions Group. Mr. Long indicated that if a separate buyer could be found to purchase the businesses Parent did not want, the purchase price for those businesses might be combined into a total purchase price for the entire Company, and that Parent might pay up to $19 a share, including the proceeds from Parent’s purchase of the Corporate Solutions Group and the proceeds from the sale of the Company’s other businesses. Mr. Long was asked to informally explore Parent’s level of interest. The independent directors suggested that Mr. Long inform Parent that if it was seriously interested in purchasing the Company’s Corporate Solutions Group, it should make an offer in writing.

Shortly after the July 25, 2006 Board meeting, Mr. Long contacted Mr. Gilman to advise him that if Parent was seriously interested in pursuing a transaction, it should make an offer in writing.

Mr. Wamberg continued to discuss with Sandler O’Neill various matters relating to the proposed transaction with Parent and how to structure an additional transaction including those businesses Parent did not seek to purchase. In addition, Mr. Wamberg spoke regularly with Mr. Gilman due to the day-to-day business transacted between the Company and Parent affiliates, and the subject of a possible transaction arose from time to time. Mr. Wamberg also spoke with Mr. James Benson, President of the Company’s Clark/Benson business, Mr. Kenneth Kies, head of the Company’s Federal Policy Group, Mr. Laning, whose responsibilities as Chief Actuary relate primarily to the Corporate Solutions Group, and Mr. Long during the month of August with respect to a possible transaction. On August 15, Mr. Gilman informed Mr. Wamberg that a letter of intent would be sent to the Company the next day.

On August 16, 2006, an affiliate of Parent delivered a Letter of Intent (the “August 16 Letter”) to Mr. Wamberg with respect to a proposed purchase by Parent of the Company’s Corporate Solutions Group. The August 16 Letter reflected Parent’s strong preference to purchase the assets comprising the Corporate Solutions Group, but reflected its willingness to consider structuring the transaction as a purchase of all of the outstanding stock of the Company. To address Parent’s concerns that the price paid would not represent an excessive premium over the prevailing market price of the Company’s stock, the August 16 Letter proposed a purchase price for the Corporate Solutions Group equal to a 33% premium over the rolling average of the Company’s closing stock price during the 30 trading days prior to the date the proposed transaction would be announced, subject to a minimum of $14.00 and a maximum of $16.00 per share. The August 16 Letter contained an exclusivity clause that prohibited the Company from engaging in acquisition or business combination discussions with other persons while the letter remained in effect. The proposal did not contain a financing contingency related to the Corporate Solutions Group, stating that the purchase price would be paid from available funds or funds obtained from Parent’s ultimate parent company.

The August 16 Letter contemplated that the other businesses of the Company not comprising the Corporate Solutions Group, including the Company’s corporate staff and facilities (the “MBO Businesses”) would be sold simultaneously with Parent’s acquisition of the Corporate Solutions Group. Based on Mr. Wamberg’s expression of interest in acquiring the MBO Businesses, the August 16 Letter assumed that a management group led by Mr. Wamberg (the “Management Purchasers”) would be purchasing the MBO Businesses. Any consideration received from the sale of the MBO Businesses would be paid by Parent to stockholders as additional consideration. The August 16 Letter also specified that consistent with Parent’s desire to purchase assets, the Management Purchasers would assume the obligation to pay management separation costs payable under any and all employment agreements, bonus plans, phantom stock plans, stock option plans or similar compensation arrangements or other agreements with change of control provisions, whether related to personnel of the Corporate Solutions Group or the MBO Businesses (collectively, “Management Separation Costs”).

From August 16, 2006 through August 28, 2006, Mr. Wamberg and Mr. Gilman continued to speak regularly and from time to time had conversations regarding the possible transaction. Messrs. Wamberg and Gilman discussed matters relating to clarification of the terms of the proposed transaction, and Mr. Wamberg indicated that Parent’s price was too low. Mr. Wamberg also spoke occasionally with Sandler O’Neill about the possible transactions.

On August 28, 2006, Mr. Wamberg suggested to Mr. Gilman that the price range in the August 16 Letter be adjusted to $14.00 to $17.00 per share. He also requested that Parent assume the Management Separation Costs associated with the employees of the Corporate Solutions Group, and that the Management Purchasers should assume the Management Separation Costs associated with employees of the MBO Businesses.

On August 29, 2006, Parent delivered to Mr. Wamberg an amendment to the August 16 Letter (the “August 29 Letter”). The August 29 Letter increased to $17.00 the maximum price Parent was willing to pay for the Corporate Solutions Group (not including proceeds from the sale of the MBO Businesses) so that the price range proposed was $14.00 to $17.00 per share. The August 29 Letter also proposed that Parent assume the reasonable and customary Management Separation Costs with respect to employees assigned to the Corporate Solutions Group (the “Corporate Solutions Separation Costs”), but the total of these costs, together with the purchase price derived from the price formula, would be subject to the maximum price of $17.00 per share, not including proceeds from the sale of the MBO Businesses. The August 29 Letter also reflects Parent’s proposal that the Management Purchasers would assume all Management Separation Costs with respect to employees assigned to the MBO Businesses (“MBO Separation Costs”) as well as any Management Separation Costs associated with the Corporate Solutions Group that are not reasonable and customary.

On August 31, Sandler O’Neill and Mr. Wamberg spoke with James Beardsworth, President of Parent, Matthew F. O’Rourke, Acquisitions Manager of Parent, and Craig D. Vermie, Parent’s General Counsel, to discuss the transaction. Parent made clear that it would not proceed with any transaction in which Parent would own any part of the MBO Businesses for any period of time. Among others, the issues discussed included (i) whether the sale of the MBO Businesses would be completed before or after Parent’s purchase of the Company and the manner of distributing the proceeds from such transaction to the Company’s stockholders; (ii) whether indebtedness incurred by the Company in connection with or related to the Corporate Solutions Group would be assumed by Parent as part of a transaction; (iii) Parent’s request that the Company negotiate with Parent on an exclusive basis for a period of time to allow Parent to conduct due diligence and reach a definitive agreement; (iv) the payment of Management Separation Costs, including cash payments to holders of stock options; (v) an expansion of the average stock price reference period for determining the price, and (vi) Parent’s request for the purchaser of the MBO Businesses to provide services to the Company for a transition period following the consummation of a transaction. The Company would not agree to grant exclusivity to Parent at that time and Parent would not agree to assume debt or Management Separation Costs other than obligations associated with the Corporate Solutions Group, citing its desire all along to structure the deal as an asset purchase.

On September 1, 2006, Parent delivered to Mr. Wamberg a revised Letter of Intent (the “September 1 Letter”). The September 1 Letter continued to indicate Parent’s strong preference for an asset purchase but indicated a willingness to consider a merger or other agreed transaction structure. The September 1 Letter also revised the reference period for determining the 33% premium to a 40-day average from the previously proposed 30-day average and specified that Parent’s proposal included assumption by Parent of the following obligations, in each case only to the extent such indebtedness was incurred to fund the Corporate Solutions Group:

•	the Securitization Debt (of which approximately $241.2 million was outstanding as of September 30, 2006);

•	the indebtedness incurred pursuant to the Company’s revolving credit facilities (of which approximately $13.0 million was outstanding as of September 30, 2006); and

•	the Company’s obligations related to its Trust Preferred Securities (of which $45.0 million was outstanding as of September 30, 2006).

In addition to the Corporate Solutions Separation Costs, the September 1 Letter further provided that Parent would pay to holders of vested options (excluding members of the Board of Directors and the Management Purchasers) an amount equal to the excess of the per share consideration over the exercise price of the options.

In addition, the September 1 Letter specifically proposed that the Management Purchasers would assume:

•	Approximately $2.4 million of indebtedness owed to the party from whom the Company purchased one of the segments of the MBO Businesses and any other debt incurred for the benefit of the MBO Businesses;

•	MBO Separation Costs;

•	Management Separation Costs with respect to employees assigned to Corporate Solutions but which are not reasonable and customary; and

•	Approximately $3 million in costs associated with the payment of the in-the-money value of stock options held by members of the Board of Directors and the Management Purchasers.

The September 1 Letter also specified that Parent expected the Management Purchasers to purchase the MBO Businesses immediately prior to Parent’s purchase of the Company. The proceeds from the sale of the MBO Businesses, net of any tax expense, would then be paid to the Company’s stockholders in the form of a dividend. The September 1 Letter also provided an exception to the exclusivity clause that would permit the Company to consider other proposals that the Company’s Board, in good faith, determined to be superior to Parent’s offer.

The September 1 Letter was given to the Board of Directors and a telephonic meeting was convened later that day. At that meeting, a representative of Sandler O’Neill and Mr. Wamberg discussed Parent’s September 1 Letter. Mr. Wamberg informed the Board that Parent indicated that its interest in acquiring the Corporate Solutions Group was conditioned on the need for a separate buyer to purchase the MBO Businesses. Mr. Wamberg indicated that while he would have no objection to a third party acquiring the MBO Businesses, he would form a management group to purchase the MBO Businesses in order to satisfy the Parent requirement for a separate purchaser.

As described to the Board, Parent’s proposal would result in a purchase price for the Corporate Solutions Group of $15.83 per share (based on the 40-day average closing price for the period ending September 1 of $11.90 per share). Mr. Wamberg proposed a gross purchase price of $2 per share for the MBO Businesses. At this time, management and Sandler O’Neill had developed a preliminary estimate of the MBO Separation Costs and other costs to be assumed as outlined in the September 1 Letter which would be deducted in arriving at the net proceeds for the Company’s stockholders. As a result, the total price to be paid to stockholders was estimated to be approximately $16.50 per share. Sandler O’Neill advised that this would represent an approximately 39% premium to the average closing price of the Company’s shares for the 40-day period ending September 1, 2006. Sandler O’Neill advised that such a premium compared with a median premium over the pre-announcement stock price of approximately 20% for all financial services transactions with a deal size between $250 million and $750 million announced since January 1, 2005 and a median premium of approximately 16% for all insurance company transactions announced since January 1, 2000.

The Board discussed with Company counsel the Board’s fiduciary duties and its expectation that the Board would have the opportunity to consider other proposals for a purchase of the Corporate Solutions Group and the MBO Businesses. The Board also expected to receive an appropriate fairness opinion and to establish a special committee to deal with these transactions. The Board of Directors instructed management and Sandler O’Neill to research and quantify the indebtedness of the Company related to the Corporate Solutions Group and the MBO Businesses, Management Separation Costs and other matters in order to prepare a counter proposal in the range of $17 per share for the Corporate Solutions businesses plus $2 per share from management for the MBO Businesses to be considered by the Board.

Sandler O’Neill’s representative spoke with Mr. Beardsworth, President of Parent, to clarify questions about the September 1 Letter. Substantial information was prepared by the Company and reviewed by Sandler O’Neill concerning the tax basis of the Corporate Solutions Group assets and the MBO Businesses, Management Separation Costs and other data to better gauge the value to stockholders reflected in the September 1 Letter and to prepare the counter proposal.

On September 2, 2006, Mr. Long and a representative of Sandler O’Neill spoke with Mr. Baird about Parent assuming a greater portion of Management Separation Costs. Mr. Baird informed them that the total of the payments to stockholders plus any assumed costs and liabilities could not exceed the maximum limit of $17.00 per share under any circumstances.

On September 3, 2006, a representative of Sandler O’Neill spoke with Mr. Beardsworth and discussed certain points resulting from the Company’s review of the September 1 Letter. These discussions related to Management Separation Costs, the tax basis of the assets to be sold to the Management Purchasers, the issue of the Company agreeing to negotiate exclusively with Parent, and access to personnel in connection with Parent’s due diligence review.

On September 5, 2006, a Board of Directors meeting was held telephonically at which Sandler O’Neill reviewed its written presentation to the Board of Directors regarding the September 1 Letter. Sandler O’Neill informed the Board of Directors that according to Mr. Baird, Parent was unwilling to consider any change to its price formulation or increase in price range. A condition to Parent’s offer was the Company obtaining an agreement to purchase the MBO Businesses. Sandler O’Neill explained to the Board of Directors the currently proposed structure as well as the alternative of an asset sale to Parent. Sandler O’Neill further explained the conclusion reached by the Company’s external tax advisors and the Company’s management that an asset sale would be inefficient from a tax perspective.

Sandler O’Neill reviewed a calculation of the potential purchase price using three different prices: the top of Parent’s proposed range ($17.00 per share), the bottom of Parent’s proposed range ($14.00 per share) and the 40-day trading average at September 1 of $11.90 plus a 33% premium. Based on the terms of the September 1 Letter, Parent would pay $281 million for the Corporate Solutions Group. The Management Purchasers would pay $35 million for the MBO Businesses with a deduction of $25 million for the MBO Separation Costs and other costs it would assume resulting in a net of $10 million. In all, these transactions would result in a payment of $16.50 per share to the stockholders. This would represent a 43% premium over the Company’s stock price one month prior to the date of the presentation.

Sandler O’Neill also reviewed some valuation information with respect to the Company, including an analysis of comparable publicly traded companies, comparable acquisitions and a discounted cash flow analysis. The Board considered that Sandler O’Neill’s analysis reflected that the overall terms of the proposed transactions were favorable to the Company’s stockholders as compared with recent comparable transactions and the Company’s recent stock price.

The Board discussed the proposed terms of the purchase of the MBO Businesses by Mr. Wamberg and certain other members of the Company’s management. The Board discussed in particular the Management Separation Costs, the value of the MBO Businesses, tax issues related to a sale of the MBO Businesses, the corporate overhead costs that would be included with the MBO Businesses, the operating costs of Clark/Benson and the contingent earn-out payments due to certain entities within the MBO Businesses. Mr. Wamberg discussed his proposal, treatment of the MBO Separation Costs, and his expectation that the Company would want the opportunity to solicit other offers. Mr. Wamberg commented that it was his expectation that the Company would be free to solicit other purchasers of the MBO Businesses between the time the Management Purchasers entered into an agreement to buy the MBO Businesses and the time Parent acquired the Company’s shares.

Counsel for the Company discussed the Board’s fiduciary duties and appropriate procedures for considering and acting upon these proposed transactions. The Board considered the current status of transaction discussions and the fact that the prospective purchaser of the Corporate Solutions Group was the Company’s largest stockholder, and the prospective purchaser of the MBO Businesses was a group comprised of members of the Company’s management team. In light of the foregoing, the Board of Directors formed a special committee of its independent directors (the “Special Committee”) in connection with any transaction that might be undertaken by the Company with Parent, Mr. Wamberg and other members of the Company’s management. The Company’s five independent directors, William Seidman, Randolph Pohlman, George Dalton, Kenneth Guenther and Richard Lappin, were appointed to the Special Committee. No member of the Special Committee is employed or affiliated with the Company, other than in his capacity as a director of the Company, and no such member is or is expected to become an affiliate of, or has or is expected to acquire any equity or other interest in, Parent or any entity organized for the purpose of acquiring assets of the Company.

The Special Committee was authorized by the Board of Directors to receive, review, investigate and evaluate all information relating to the proposed transactions, to negotiate with Parent, Mr. Wamberg and other possible parties the terms of the proposed transactions, including the price, to retain its own advisors and to make recommendations to the stockholders and the Board regarding the proposed transactions. While the retention of its own advisors would be entirely at the discretion of the Special Committee, the Board discussed Mr. Wamberg’s concerns as to whether it was necessary, at that point in time, to incur the additional substantial expense of separate advisers to the Special Committee until the transactions appeared more likely to proceed. In particular, the Board considered the expense related to the proposed transaction with Parent which was abandoned in 2004.

After the September 5, 2006 meeting of the Board of Directors adjourned, the Special Committee held its first meeting at which time it unanimously designated Dr. Pohlman as Chairman of the Special Committee. The members of the Special Committee discussed with the Company’s legal counsel the Special Committee’s fiduciary duties to represent the interests of the unaffiliated stockholders of the Company and to negotiate the best transaction available under the circumstances. In light of the considerations discussed at the preceding Board meeting, the Special Committee decided to defer the retention of separate legal and financial advisors until such time as the transactions appeared more likely to proceed.

On September 6, 2006, at the direction of the Special Committee, Sandler O’Neill informed Mr. Beardsworth of Parent that a Special Committee of the Board had been formed and, due to the complexity of the deal, the Special Committee would take several days to review the potential transaction. In the meantime, the Special Committee wanted to discuss and clarify tax issues surrounding the structure. The next day, Parent requested a written response from the Company acknowledging the proposal and the price range and granting Parent a 60-day exclusive period in which the Company would agree not to engage in discussions with other potential bidders. The Sandler O’Neill representative informed Mr. Beardsworth that the Company would provide a draft confidentiality and exclusivity letter that would allow Parent to perform confirmatory due diligence.

Over the next week, various discussions took place by phone and in person among Messrs. Wamberg, Long, representatives of Sandler O’Neill and representatives of Parent regarding the tax attributes of the Company and the transaction. As instructed by the Special Committee, the purpose of these discussions was to quantify the tax attributes with a view to engaging in further negotiations for a higher price. During these discussions, Parent explained that its offer already reflected these tax attributes.

On September 11, 2006, the Special Committee met telephonically to consider Sandler O’Neill’s analysis of certain valuation and tax issues. Sandler O’Neill indicated that Company management and Sandler O’Neill had spent the previous several days speaking to Parent about the effect of the transaction on the Company from a tax standpoint and Parent’s expected tax benefits as a result of the proposed transaction. Sandler O’Neill summarized the transaction structures, and particularly the anticipated tax benefits to Parent as a result of the transaction. Sandler O’Neill had sought to have Parent reflect the value of such tax benefits by increasing the proposed purchase price. The Special Committee directed Sandler O’Neill to continue preparation of a counter proposal to Parent’s September 1, 2006 proposal. The Special Committee also discussed valuation issues related to the MBO Businesses and decided to require a firm commitment by management to purchase the MBO Businesses if the entire transaction were to move forward.

Also on September 11, 2006, Mr. Long and a representative of Sandler O’Neill and Mr. Long contacted Mr. Baird regarding the September 1 Letter. Mr. Baird reiterated that the offer price formulation and maximum price were firm.

On September 12, 2006, Mr. Benson, Mr. Long and Mr. Baird met to discuss the prospect of Parent or one of its affiliates providing financing to Clark/Benson following its acquisition by the Management Purchasers and completion of the transactions. Mr. Baird advised Mr. Benson to contact Mr. Gilman with respect to the possibility of Parent or one of its affiliates providing such financing.

On September 13, 2006, the Board of Directors, followed by the Special Committee, met telephonically to discuss the proposed counter-offer to Parent.

The Board considered the terms of a counterproposal, including:

•	Total per share consideration of $19.00 per share representing a 67% premium over the Company’s then current stock price, consisting of $17.00 from Parent plus $2.00 per share from the Management Purchasers for the MBO Businesses;

•	Parent to assume all Management Separation Costs;

•	Parent to pay all transaction costs that would be incurred by the Company; and

•	Parent to retain all tax benefits generated by the transaction or otherwise attributable to the Company.

Sandler O’Neill advised the Board of its discussions with Parent proposing that Parent assume all Management Separation Costs (rather than deducting the MBO Separation Costs from the amount to be paid to stockholders in the form of a lower per share price) in light of potentially substantial tax benefits to Parent from the transaction. Sandler O’Neill also advised the Board that, in its assessment, Parent would not agree to assume such costs and might terminate discussions over this issue. A Sandler O’Neill representative reported to the Board that Parent indicated to Sandler O’Neill that Parent would not be interested in the MBO Businesses and would not proceed without a purchaser for those businesses. The Board considered the need to obtain a commitment for the purchase of the MBO Businesses in order that the proposed transaction with Parent could proceed. At this point, the Board meeting was adjourned and the Special Committee convened its meeting.

The Special Committee discussed the proposed aggregate purchase price for the MBO Businesses of approximately $35 million (plus the assumption of corporate expenses, certain liabilities and contingent acquisition payment obligations). The Special Committee discussed the fact that the same businesses had been acquired by the Company over the preceding seven years for an aggregate purchase price in excess of $90 million (later determined to be approximately $112 million). The Special Committee also considered that the purchase of these businesses would include the assumption of substantial expenses related to the Company’s corporate headquarters facility and personnel costs. The Special Committee also discussed the personal service nature of the MBO Businesses and the inherent risk of potential employee attrition and loss of key producers even in a management purchase. The Special Committee further considered the potentially significant adverse effect on the MBO Businesses of conducting a marketing effort in advance of a transaction being entered into with Parent if the negotiations ultimately did not result in the execution of definitive agreements. Accordingly, the Special Committee considered it advisable to proceed with the group being formed by Mr. Wamberg and to pursue an aggressive, post-signing marketing effort for the MBO Businesses. The Special Committee reiterated its intention to retain an independent financial advisor as well as the need to obtain the highest price that the management group would pay. The Special Committee also discussed the need to conduct an aggressive marketing effort to satisfy the Committee that the Company will receive the best available price for the MBO Businesses.

The Special Committee discussed with Sandler O’Neill the amount of tax benefits Parent could expect to realize from the transaction, and instructed Sandler O’Neill to ask the Company’s management and outside tax accountants to review tax benefit calculations and the change of control payment calculations. After discussion, the Special Committee directed Sandler O’Neill to go back to Parent with a proposal for $18.75 per share to stockholders, including $16.75 per share for the Corporate Solutions Group and $2.00 per share from the proceeds of the sale of the MBO Businesses to the Management Purchasers.

On September 17, Sandler O’Neill provided, at the Special Committee’s direction, a counterproposal to Parent with the following principal terms:

•	$18.75 per share based on $16.75 per share from Parent plus $2.00 per share from the Management Purchasers to purchase the MBO Businesses;

•	Parent to pay all Management Separation Costs and other transaction costs (preliminarily estimated at $39.4 million);

•	Parent to realize and retain the tax benefits generated from the sale of the MBO Businesses (preliminarily estimated at $36.2 million); and

•	Parent to receive the value of certain amortization-related tax benefits resulting from the Company’s acquisition of certain of the businesses comprising the Corporate Solutions Group (preliminarily estimated at $45.3 million).

On September 18, 2006, in a conversation with Sandler O’Neill, Parent declined the counter proposal but indicated that it desired to move forward with its current proposal and would like to perform some due diligence on the Company to confirm its proposal. From September 18, 2006 through September 28, 2006, Mr. Wamberg and Mr. Gilman, along with certain other representatives of the Company, discussed potential revisions to the earlier version of the Letter of Intent. On September 21, 2006, Mr. Laning from the Company sent an email to Parent requesting changes to the September 1 Letter, including providing that (i) the Management Purchasers would purchase the MBO Businesses immediately after (instead of before) Parent purchases the Company’s stock in the Offer, (ii) Parent (instead of the Management Purchasers) would pay certain costs associated with the payment of the in-the-money value of stock options held by members of the Board of Directors estimated at $1.5 million, and (iii) Parent would retain liability for certain MBO Separation Costs.

On September 22, 2006, a conference call was held among Messrs. Beardsworth, Gilman, and O’Rourke from Parent, and Mr. Laning from the Company, in which Mr. Laning informed the Parent representatives that the MBO Separation Costs were estimated to be between $18 million and $21 million. After discussion, Parent agreed to pay up to $1.5 million of in-the-money value of stock options held by members of the Board of Directors. However, Parent asserted that the maximum price that it could pay, including the price to be paid to stockholders and all assumed costs and liabilities without further executive board approval of its parent company could not exceed the maximum limit of $17.00 per share.

On September 24, 2006, the Company formally engaged Sandler O’Neill to act as its financial advisor to the Board to assist the Company in analyzing, structuring, negotiating and effecting the sale of the Company and the related transactions. Dr. Pohlman executed the engagement letter on behalf of the Company. As Sandler O’Neill had been acting as the Company’s financial advisor without a formal engagement letter, the engagement was deemed effective as of September 1, 2006. The decision to formally engage Sandler O’Neill was based on its national reputation in transactions in the Company’s industry, its familiarity with the Company and its businesses through its prior engagements since 2004 and the high quality of its prior assistance to the Board and representation of the Company in 2004.

On September 26, 2006, a conference call was held with Messrs. Beardsworth, Gilman and O’Rourke from Parent, Mr. Laning from the Company and a representative from Sandler O’Neill. The discussion included the issues of the Management Separation Costs, the valuation premium, and the costs of obtaining a separate fairness opinion from a second investment banking firm and of the proxy process. Parent agreed that it would be acceptable if the transaction-related costs were paid out of the Company’s cash assets, and not deducted from the price to be paid by Parent. Parent also expressed a willingness to allow the Company to retain up to $13 million in MBO Separation Costs, net of related assets, so long as there would be a reduction in the purchase price for the Corporate Solutions Group by a like amount.

On September 27, 2006, representatives of Parent met with representatives of the Company and further discussed issues related to Parent’s proposal.

Parent responded to the Company’s September 17 counter proposal with a September 28, 2006 Letter of Intent (the “September 28 Letter”). The September 28 Letter was substantially similar to Parent’s September 1 Letter except for the allocation of the Management Separation and transaction costs. Under the September 28 Letter:

•	The price formula was based on the 60-day average closing price of the Company’s shares prior to announcement of the transaction;

•	Parent would be responsible for reasonable and customary Management Separation Costs associated with the Corporate Solutions Group employees, including those costs which are not otherwise paid for by assets held specifically for the purpose of funding such costs; and

•	All Management Separation Costs related to the MBO Businesses, net of assets held for the purpose of funding them, up to $13 million would be paid by the Company, with the Management Purchasers to pay the remaining balance. Because these costs, up to $13 million, would be retained by the Company, Parent would reduce the amount it would pay by a like amount. This proposed change would not result in any net reduction of proceeds to stockholders because such MBO Separation Costs would no longer be deducted from the purchase price to be paid by the Management Purchasers for the MBO Businesses.

The September 28 Letter also reflected that as a condition to closing, a fairness opinion satisfactory to the Company would be received by the Company from Sandler O’Neill reflecting separately the value of both the Corporate Solutions Group and the MBO Businesses and an overall fairness opinion would be obtained from another nationally recognized financial advisor reasonably satisfactory to the Company and Parent. The Special Committee preferred to obtain an independent overall fairness opinion and valuation of the MBO Businesses from a financial advisor of its own selection and whose compensation would not be contingent on the outcome of the negotiations. Accordingly, Parent, the Company and Sandler O’Neill subsequently agreed that Sandler O’Neill would only be providing an opinion as to the fairness, from a financial point of view, of the purchase price to be received by the Company’s unaffiliated stockholders. Sandler O’Neill’s opinion is discussed below. As further described below, the Special Committee subsequently hired another investment banking firm to provide it with a separate overall fairness opinion and a valuation regarding the MBO Businesses.

The Board met by teleconference on September 28 to review the status of these negotiations. Sandler O’Neill, Mr. Wamberg and Mr. Laning reviewed the September 28 proposal from Parent. Based on the average closing price for the 60-day period ending September 28, 2006 of $11.82 per share, the proposal in the September 28 Letter would result in a potential distribution to stockholders of approximately $16.71 per share. This amount would consist of $15.72 from Parent and $2.00 per share from the Management Purchasers, less an estimated $1.01 per share of MBO Separation Costs from the price to be paid by Parent. This represented a premium of approximately 42% to the September 28 closing price of $11.80 per share.

After discussions, the Board concluded that Parent was unlikely to improve its offer significantly, but the substantial premium warranted further consideration of the September 28 Letter on a non-binding basis. The Special Committee then met separately to consider the transactions. In view of its determination that the September 28 Letter was an attractive and viable offer and that negotiations should proceed, the Special Committee decided to obtain separate legal counsel and an independent financial advisor. A draft confidentiality agreement containing an exclusivity provision was sent to Parent for its review.

After discussion, the Special Committee decided to contact Akin, Gump, Strauss, Hauer & Feld, L.L.P. (“Akin, Gump”) to act as counsel to the Special Committee and to interview candidates from a group of several investment banking firms to select as independent financial advisor.

On September 29, 2006, the Special Committee retained Akin Gump as counsel to the Special Committee. The members of the Special Committee reviewed with its counsel its fiduciary duties to represent the interests of the unaffiliated stockholders of the Company and to negotiate the best transaction available to the unaffiliated stockholders under the circumstances.

In a telephone conversation between Mr. Beardsworth of Parent and Mr. Laning from the Company, Mr. Laning informed Parent that the estimated MBO Separation Costs were expected to be $16 million rather than $13 million. It was agreed that the Management Separation Costs would be measured after-tax, and that the Company would pay up to $16 million of these costs. Consistent with Parent’s proposal in the September 28 Letter, such $16 million of costs (after adjusting for related assets and tax deductions) to be paid by the Company would be deducted from the amount to be paid to the stockholders. However, the net cash amount that would be paid by the Management Purchasers for the MBO Businesses would not be reduced by the MBO Separation Costs.

On October 4, 2006, Messrs. Beardsworth and O’Rourke held a conference call with Messrs. Wamberg and Laning and Alison Hoffman from the Company to discuss Parent’s desire to conduct a due diligence review and a preliminary due diligence request list.

On October 4, 2006, the Special Committee met telephonically to consider the status of the discussions with Parent and the terms of the MBO Businesses transaction. Mr. Wamberg was invited to join the call, and summarized the current status of discussions. In recognition that the Parent offer was contingent on a separate purchase of the MBO Businesses, the Special Committee discussed with Mr. Wamberg his willingness to lead the purchase of the MBO Businesses and the price the Management Purchasers would be willing to pay. Mr. Wamberg indicated that, while it was still being considered, the price he was willing to pay would be “$2.00 per share or something close to it.” After further inquiry from the Special Committee whether Mr. Wamberg would pay more than $2.00 per share, Mr. Wamberg indicated that $2.00 per share was the highest price that he would pay. Mr. Wamberg and the Special Committee discussed that the process would provide for an active post-signing market check with respect to the MBO Businesses. Mr. Wamberg advised the Special Committee that he expected the Management Purchasers might be comprised of himself, Tom Pyra, President and Chief Operating Officer of the Company, Mr. Kies, head of the Federal Policy Group, Joseph Rich, head of Pearl Meyer & Partners, and Mr. Benson. The Special Committee expressed its expectation that the Management Purchasers would provide a guarantee of the purchase of the MBO Businesses.

After Mr. Wamberg was excused from the meeting, the Special Committee discussed the terms of the September 28 Letter. The Special Committee requested that the September 28 Letter be revised to reflect that the definitive merger agreement and asset purchase agreement for the MBO Businesses would allow the Company’s Board of Directors to satisfy its fiduciary obligations to consider other proposals that the Board, in good faith, determines are or may be superior to Parent’s proposal. In addition, the Special Committee required that the Company would receive a satisfactory fairness opinion from Sandler O’Neill regarding the overall consideration to be received by the Company’s stockholders and must also be satisfied with a separate fairness opinion regarding the total price to stockholders and valuation for the MBO Businesses from an independent financial adviser satisfactory to the Company. After discussion, and based on such proposed changes, the Special Committee unanimously approved the execution and delivery of the September 28 Letter and the revised confidentiality agreement substantially as presented to the Special Committee. The Special Committee then discussed the terms of the transaction for the sale of the MBO Businesses and the extensive market check that would need to be conducted after signing any agreement with Management Purchasers.

On October 5, 2006, Parent delivered a revised letter of intent (the “October 5 Letter”) and confidentiality agreement containing the terms approved by the Special Committee and a few other minor changes in language. Other than these modifications, the October 5 Letter was substantially similar to the September 28 Letter. In its transmittal of the October 5 Letter, Parent stated that it would not sign a definitive agreement unless it is satisfied with the terms and conditions of the agreement for the sale of the MBO Businesses. The October 5 Letter was signed by Dr. Pohlman on behalf of the Company the following day.

On October 6, 2006, after speaking with four investment banking firms, the Special Committee decided to retain Keefe, Bruyette & Woods, Inc. (“KBW”) to assist it in evaluating the proposed transactions, to render an opinion as to the fairness from a financial point of view of the consideration to be provided to the Company’s disinterested stockholders, and to provide a valuation of the MBO Businesses. The Special Committee concluded that it was appropriate to retain KBW because of its national reputation in the financial community and its experience serving as a financial advisor in similar transactions. There has been no material relationship between the Company or its affiliates and KBW or its affiliates during the prior two years. KBW writes research reports on the Company, for which it receives no compensation from the Company.

On October 12, 2006, counsel for the Management Purchasers provided to counsel to Parent a proposed Asset Purchase Agreement (the “MBO Agreement”) for the purchase of the MBO Businesses. That same day, Mr. Benson spoke with Mr. Gilman to discuss the prospect of Parent or one of its affiliates providing financing for the Clark/Benson business after completion of the transactions. Mr. Gilman advised Mr. Benson that they should speak following execution of the Merger Agreement to further consider the matter.

On October 13, 2006, the Special Committee met telephonically to review the status of the transaction. The Special Committee was informed that the Management Purchasers had provided a draft MBO Agreement to Parent. An update was provided on the work done by KBW to date on its analysis. The Special Committee discussed the process of conducting a market check with respect to the MBO Businesses. The Special Committee also discussed the benefits of having a majority of the disinterested stockholders tender their shares in a tender offer or having a majority of the disinterested stockholders approve the transaction.

On October 16, 2006, Parent’s counsel submitted a proposed draft Merger Agreement to the Company’s counsel. Parent’s counsel also advised the Company’s counsel and counsel for the Management Purchasers that the MBO Agreement did not reflect the proposed transaction for the sale of the MBO Businesses as understood by Parent because it failed to sufficiently identify the assets and liabilities to be transferred and did not reflect Parent’s expectation that the sale be on an “as is, where is, with all faults” basis. Over the course of the following week, counsel for the Management Purchasers furnished information in an attempt to address Parent’s concerns.

On October 17, 2006, a meeting was held at the offices of the Company’s legal counsel between representatives of Parent, the Company and the Company’s counsel to discuss due diligence.

On October 18, 2006, Mr. Wamberg provided the Special Committee with a letter confirming his intention to acquire the MBO Businesses for $2 per share, which amounted to an estimated $35.32 million. Mr. Wamberg assured the Board that he was financially, professionally and personally committed to completing the proposed purchase of the MBO Businesses. In addition, Mr. Wamberg gave assurances to the Board that he was able to finance the proposed purchase. Mr. Wamberg referenced his significant holdings of the Company stock as one source of funds to finance the transaction and other liquid investments and assets which could be sold or used as collateral for loans to finance the transaction. Mr. Wamberg indicated he may invite other members of management to invest in the new acquisition company, but that he could fund the entire purchase price personally, if required.

On October 19, 2006, the Special Committee met telephonically to discuss the terms of the draft Merger Agreement and the terms of Mr. Wamberg’s proposal to purchase the MBO Businesses. At the invitation of the Special Committee, Mr. Wamberg provided the Special Committee an update on the issues raised by Parent as part of its due diligence. At that point, Mr. Wamberg was excused from the meeting. The KBW representative reviewed with the Special Committee the work his firm had conducted thus far in analyzing the merger with Parent and the sale of the MBO Businesses. The KBW representative suggested that the value of the MBO Businesses, as with most consulting and service-type businesses, depends on the new owner’s ability to keep the existing work force in place. KBW provided an analysis of which businesses, including one of the largest segments of the MBO Businesses, were most at risk of losing employees and the related revenue. The proposed purchase price of $2 per share for the MBO Businesses is in the middle of the range of prices paid for comparable companies when the MBO Businesses’ financial performance is adjusted to reflect risk existing with respect to the new owner’s ability to keep the work force in place. If one assumes very limited risk to keeping the work force in place, the $2 per share is at the low end of a range of value. KBW indicated it would continue its analysis.

The KBW representative also discussed the value of Parent’s offer. This offer was based on the average closing price of the Company’s common stock for the 60-day period ending prior to the announcement date, plus a 33% premium, plus an amount per share for the MBO Businesses (net of MBO Separation Costs, after adjustment for related assets and taxes, to be paid by the Company and deducted by Parent in determining the amount to be received by stockholders). Based on this analysis, KBW informed the Special Committee that it would be prepared, subject to subsequent changes in the transaction and other matters, to issue an opinion that the resulting overall price per share would be fair to the Company’s disinterested stockholders from a financial point of view. At this point, Mr. Wamberg, Mr. Pyra and a representative of Sandler O’Neill were invited to join the meeting. The Special Committee members asked a number of questions of KBW and Sandler O’Neill as to their calculations of the estimated transaction value. The Sandler O’Neill representative indicated that the

60-day rolling average price as of a recent date was $11.60 per share. The purchase price was then calculated by the Sandler O’Neill representative by adding the 33% premium (which equaled $15.43 per share) and adding $2 per share for the MBO Businesses, for $17.43 per share. After deducting an estimated $1 per share of MBO Separation Costs from the price to be paid by Parent, the distribution to stockholders would be $16.43 per share. The Special Committee, Sandler O’Neill and KBW agreed that the offer price as of the meeting date was approximately $16.43 per share, as so calculated. Based on this analysis, KBW reaffirmed that it would be prepared, subject to subsequent changes in the transaction and other matters, to issue an opinion that the resulting overall price per share, which represented an estimated 41.6% premium based on then current stock prices, was fair to the Company’s disinterested stockholders from a financial point of view.

The Special Committee also discussed Mr. Wamberg’s commitment to purchase the MBO Businesses and his financial ability to do so. Dr. Pohlman reported to the Special Committee that Mr. Wamberg was unwilling to deliver assets into escrow at the time of signing an agreement to purchase the MBO Businesses, and was also unwilling to provide personal financial statements to the Special Committee. However, Mr. Wamberg had given assurances with respect to his commitment to purchase the MBO Businesses and the Special Committee considered his word to be reliable. The Special Committee discussed a requirement that such a commitment be reflected in the transaction documents.

On October 19, 2006, the Company’s Counsel provided to Parent’s counsel a summary of the significant changes requested by the Special Committee on the first draft of the Merger Agreement. The Special Committee directed the Company’s counsel to address the following issues with Parent’s counsel:

Break-up Fee and Market Checks.  The draft Merger Agreement allowed for the Board to respond to unsolicited proposals regarding an acquisition of the Company but prohibited the Company from performing an affirmative post-signing market check for the Corporate Solutions Group. The Special Committee requested that the Merger Agreement be revised to specifically allow for an affirmative post-signing market check for the MBO Businesses. Additionally, the Special Committee requested that the provisions requiring the payment by the Company of a “break-up” fee in the event that the board withdraws approval of the transaction or the transaction terminates in certain circumstances after a takeover proposal is received be deleted in their entirety.

Press Release.  The Special Committee requested that the Merger Agreement specifically allow the joint press release announcing the transaction to clearly describe the Company’s ability to entertain offers for the Corporate Solutions and the right to affirmatively seek third party interest in the MBO Businesses.

MBO Businesses.  The Special Committee requested that the Company be free to negotiate an asset purchase agreement with competing bidders for the MBO Businesses on terms which are reasonably consistent with customary and standard provisions for such agreements, including customary indemnification provisions.

With respect to any failure by the Management Purchasers to complete the purchase of the MBO Businesses, Parent was asked to expressly agree that there be no recourse against the Company for transaction expenses and any other damages.

Timing and Extension of Tender Offer.  The draft Merger Agreement provided that the tender offer must commence no later than 15 business days after execution of the Merger Agreement. The Special Committee requested that the Merger Agreement provide that the tender offer commence no sooner (instead of no later) than 15 business days following the date the Agreement is signed, and remain open for not less than 60 business days. In addition, the Special Committee requested that Merger Agreement specify that Parent may not accept tendered shares or close the tender offer if the Company is considering a superior proposal.

Minimum Tender Condition.  The draft Merger Agreement stated that one of the conditions to Parent’s obligation to consummate the tender offer was that Parent would own, after the Offer, at least a majority of the outstanding Shares. The Special Committee requested that this minimum tender condition should also require that there shall have been validly tendered and not withdrawn prior to the expiration of the tender offer a majority of the shares held by disinterested stockholders.

Sandler O’Neill spoke to Parent on October 20, 2006 to discuss the open issues with respect to the Merger Agreement. Parent raised a concern with respect to Mr. Kies’ employment agreement and whether he might raise a constructive termination claim under his employment agreement as a result of the assignment of the agreement to the Management Purchasers.

On October 20, 2006, Parent’s counsel advised that Parent would insist on a break-up fee of 3% of the equity value of the Company, but would allow a market check for the MBO Businesses. Parent would also agree to launch the Offer no sooner than 15 business days after signing and to keep the Offer open for 45 business days so that the Company would have more time to seek alternative transactions which would result in greater value for stockholders. Parent also advised that any higher bid for the MBO Businesses would result in a loss of a tax benefit Parent had expected to realize because of the resulting reduction in the tax loss to the surviving company related to the sale of the MBO Businesses for less than the total unamortized acquisition cost of such businesses. Therefore, Parent would insist on retaining 38.3% (Parent’s marginal, blended tax rate) of any net increase in proceeds from the sale of the MBO Businesses to another bidder. Parent also wanted the right to approve a third party contract for the MBO Businesses and to limit the survival of representations and indemnity obligations after the Closing.

On October 22, 2006, Mr. Wamberg, a representative of Sandler O’Neill, Mr. Beardsworth and legal counsel for each of Parent and the Company discussed the open points on the Merger Agreement.

On October 23, 2006, the Special Committee met in person to hear reports from KBW and Sandler O’Neill and to review with counsel the terms of the draft Merger Agreement and the draft MBO Agreement. Mr. Wamberg attended a portion of the meeting at the invitation of the Special Committee. Mr. Wamberg began the meeting with a summary of the Company’s relationship with Parent, including a summary of the discussions regarding a possible sale of the Company to Parent in 2004. Mr. Wamberg advised the Special Committee of the potential constructive termination claim by Mr. Kenneth Kies, a proposed member of the group of Management Purchasers, of $5.6 million based on a change of control and potential assignment of his employment agreement to the Management Purchasers. The Special Committee requested that the Management Purchasers assume this potential liability, and Mr. Wamberg stated that the Management Purchasers were unwilling to do so. The Special Committee also discussed requiring Mr. Wamberg to personally guarantee the obligation to purchase the MBO Businesses. Mr. Wamberg agreed to consider that request. The Special Committee members again discussed with Mr. Wamberg whether Mr. Wamberg would increase his proposed purchase price for MBO Businesses. Mr. Wamberg responded that he was not prepared to offer more for the MBO Businesses. Mr. Wamberg indicated that he was prepared to make his proposal in order to meet the condition of Parent that the MBO Businesses be acquired by a buyer other than Parent and that the Company would not be restricted from seeking alternative proposals for the MBO Businesses. However, Mr. Wamberg indicated that he would consider providing to the Special Committee additional assurance of his ability to close the purchase of the MBO Businesses.

Sandler O’Neill made a presentation to the Special Committee which began with a summary of the proposal. The proposal was $16.45 per share (based on the average closing price of the Company’s common stock for the 60-day period ending October 20, 2006) in cash to be structured as a tender offer followed by a second-step merger. The sale of the MBO Businesses to the Management Purchasers was to occur prior to the close of the tender offer. All employment contracts and severance rights would be honored. The Closing was anticipated for the first quarter of 2007. A break-up fee of 3% of the aggregate equity value was contemplated. This fee would be required to be paid by the Company if the board withdraws its recommendations of the transaction or the Merger Agreement is terminated under certain circumstances after a takeover proposal is made by a third party. The Corporate Solutions Group would include the Executive Benefits Practice, the Banking Practice and Clark Securities. The MBO Businesses would include the Healthcare Group, Pearl Meyer & Partners, the Federal Policy Group, MedEx, the Baden Retirement Plan Services, the Stratford Advisory Group, and Clark/Benson, LLC. The MBO Businesses also include the Resource Center which provides administrative and other services to various business units of the Company and represents a significant portion of the Company’s corporate overhead. Sandler O’Neill reviewed the separation costs, which included $4.4 million of Corporate Solutions Separation Costs to be assumed by Parent and $14.9 million of MBO Separation Costs which would be paid by the Company at Closing and would be deducted in determining the amount paid to the Company’s stockholders for their shares. As part of its presentation, Sandler O’Neill reviewed the Company’s recent financial performance and a review of analysts’ current ratings on the Company’s stock. Sandler O’Neill also reviewed its financial analyses of the Company and the proposed transaction. Sandler O’Neill informed the Special Committee that this analysis would be updated to reflect any changes in the terms of the transaction and other factors and would form the basis of any fairness opinion it was requested to deliver. Subject to such changes, Sandler O’Neill informed the Special Committee that it would be prepared to issue an opinion that the overall transaction was fair to the Company and its unaffiliated stockholders, from a financial point of view. At this point, Mr. Wamberg and Sandler O’Neill were excused from the meeting.

KBW made its presentation to the Special Committee regarding the overall transaction. After outlining its review of the transaction, KBW reviewed its comparable companies analysis, a comparable merger and acquisition transactions analysis, a discounted cash flow analysis and a historical transaction premium analysis. Based on this analysis and subject to subsequent changes in the transaction and other factors, KBW informed the Special Committee that it would be prepared to issue an opinion that the overall transaction was fair to the Company and its disinterested stockholders, from a financial point of view.

KBW made a presentation regarding the MBO Businesses. KBW reviewed the proposal for the MBO Businesses of $35.3 million in cash to be paid at Closing along with the assumption of debt of $8.8 million for an aggregate purchase price of $44.1 million. The closing of the Merger is conditioned upon the closing of the sale of the MBO Businesses. KBW reported that through the first six months of 2006, the MBO Businesses excluding Clark/Benson and MedEx, produced total revenues of $42.7 million. KBW interviewed the Company’s senior management and top-producers at Pearl Meyer and Federal Policy Group and reported their view that the sale of the MBO Businesses to a third party potentially risks a significant amount of revenues as a result of potential departures of key employees not subject to long-term employment agreements. Given the assumption that there was a substantial risk that a significant portion of revenues and EBITA would be at-risk in a sale of the MBO Businesses to a non-management third party, KBW raised the possibility that a third party may not be willing to pay a goodwill premium to acquire the MBO Businesses. Based upon this assumption, KBW modeled the expected cash flows of the MBO Businesses under a Management Scenario where there is little employee attrition and also under an Employee Attrition Scenario assuming substantial personnel departures.

KBW also raised the possibility to the Special Committee that, in light of the disparate nature of the various segments of the MBO Businesses, a single bidder may be unlikely to seek all of the MBO Businesses. Rather, KBW indicated that multiple bidders for different divisions of the MBO Businesses may be a more likely means of obtaining an aggregate superior proposal, if any, for the MBO Businesses.

KBW estimated that the value of the MBO Businesses on October 23, 2006 was between $22 and $75 million based on a comparable company analysis. However, KBW also advised the Special Committee that a discounted cash flow analysis implied a present value range of $40.0 million to $65.0 million under the Management Scenario, and a present value range of $3.0 million to $9.0 million under an Employee Attrition Scenario. In response to a question concerning the breadth of the above ranges, KBW’s representative, while not stating a specific value, explained that one could, giving equal weight to these ranges, arrive at an indicated value in the mid to upper $20 million range.

Following the meeting, Mr. Wamberg gave assurances to Special Committee members regarding his financial capability to complete the purchase of the MBO Businesses. In part of this discussion, Mr. Wamberg provided the members a draft letter from his personal financial adviser as to Mr. Wamberg’s financial resources to complete the purchase of the MBO Businesses. The letter stated “Based on various information you have provided me, as well as copies of the projected revenue of the other companies, I believe you will have sufficient liquidity to close the transaction, solely for cash.” One of the members of the Special Committee requested that Mr. Wamberg increase his offer for the MBO Businesses. Mr. Wamberg refused to entertain any price increase. Certain Special Committee members asked Mr. Wamberg to guarantee the $2.00 per share price. Mr. Wamberg responded that he would consider doing so if the MBO Agreement contained a provision relieving the Management Purchasers’ obligation to close if there was a material adverse change due to the loss of key personnel. The Special Committee members expressed their view that Mr. Wamberg should guarantee the price without such a provision.

On October 24, 2006, the Special Committee Meeting was reconvened. Mr. Wamberg discussed with the Special Committee the issue of the potential constructive termination claim by Kenneth Kies. Mr. Wamberg anticipated that Parent would request a waiver of Mr. Kies’ claim prior to the execution of the Merger Agreement. Mr. Wamberg expressed his intention to move forward with the purchase of the MBO Businesses and indicated he would assume any risk of a Kies claim.

The Special Committee also discussed the proposed sale of the Corporate Solutions Group to Parent. KBW distributed an updated presentation with respect to the overall transaction and the value of the MBO Businesses and reviewed some of the revised information with the Special Committee. None of these revisions affected KBW’s preparedness, subject to changes in the transaction and other factors, to issue an opinion that the overall transactions were fair to the Company’s disinterested stockholders from a financial point of view. The Company’s counsel and the Special Committee’s counsel reviewed the current drafts of the Merger Agreement and the MBO Agreement. The attorneys reviewed certain issues on the documents that had not yet been resolved and obtained direction from the Special Committee on how to address certain issues with Parent, including issues relating to indemnification provisions, commencement date and length of tender offer, extension of notice provision, restrictions on payment of break up fee, and public announcement of the Company’s ability to consider unsolicited takeover proposals.

Counsel for the Company and Special Committee also reviewed the current draft of the MBO Agreement and discussed the key terms and provisions. As a result of the discussions concerning the MBO Agreement for MBO Businesses, the Special Committee concluded to require the following:

(1) The purchase price for the MBO Businesses would be $2 per share ($35.4 million) plus the assumption of debt with no material adverse change or other conditions;

(2) The MBO Businesses transaction would not be required to close only if Parent does not close the Merger transaction; and

(3) Mr. Wamberg will be required to provide a commercial irrevocable letter of credit with automatic draw provisions to back up the obligation to close the purchase of the MBO Businesses.

These MBO Agreement requirements were discussed with Mr. Wamberg. Mr. Wamberg was unwilling to provide a commercial irrevocable letter of credit. He reviewed the assurances that he would provide to the Special Committee regarding his ability to finance the transaction. Mr. Wamberg stated he would provide a nonrefundable deposit of $500,000 to secure the obligation of the Management Purchasers to close the purchase of the MBO Businesses in accordance with the terms of the MBO Agreement. Mr. Wamberg assured the Special Committee that he had concurrence from the leaders of the MBO Businesses and would obtain documentation if requested. He indicated that Mr. Benson had asked Parent to support Clark/Benson acquisitions in the future, but this would not be a condition of Mr. Wamberg’s commitment to complete the purchase of the MBO Businesses.

Mr. Wamberg also distributed a draft of a confidential summary of indicative terms for providing financing for the purchase of the MBO Businesses dated October 14, 2006 issued by JP Morgan Chase Bank, NA. The term sheet indicated a $20 million term loan for the acquisition of the MBO Businesses and a $10 million working capital line. It also indicated that participation from a second bank would be required. Mr. Wamberg expressed his intention that the Management Purchasers would provide $15,000,000 in equity. Mr. Wamberg indicated his intention to contribute $10,000,000 of the $15,000,000 in equity and expected to obtain but had not yet confirmed, $5,000,000 from others such as Messrs. Benson, Pyra, Kies and Rich.

After further discussion, the Special Committee determined that it would require the following regarding the ability of the Management Purchasers to purchase the MBO Businesses:

(1) Satisfactory confirmation from a bank lender on the term sheet status;

(2) Satisfactory confirmation regarding financing participation from a second bank;

(3) Satisfactory support for Mr. Wamberg’s ability to provide or obtain $15,000,000 in equity, including a detailed explanation from the participants and satisfactory support for financial commitment from investors;

(4) An explanation of the financing for Clark/Benson acquisitions if not provided by JP Morgan Chase;

(5) Satisfactory evidence of organization of the new entity to purchase the MBO Businesses including ownership, capitalization, investors, and business leaders’ commitments to remain employed;

(6) A separate letter from each Management Purchaser confirming their respective ownership interest, amount invested, agreement with the operating agreement and agreement to remain employed with the new entity; and

(7) Receipt of a $500,000 deposit to secure the obligation of the Management Purchasers to close the purchase of the MBO Businesses in accordance with the terms of the MBO Agreement.

The requirements were discussed with Mr. Wamberg.

As directed by the Special Committee, counsel and Sandler O’Neill negotiated the Merger Agreement and the MBO Agreement. These negotiations concerned the matters raised by the Special Committee as well as detailed reviews of several drafts of the Merger Agreement and the MBO Agreement.

On October 26, 2006, the Special Committee met to discuss the status of the negotiations with respect to the transaction documentation. At the invitation of the Special Committee, Sandler O’Neill gave the Special Committee an update on the open issues as discussed at the October 24, 2006 Special Committee Meeting. Parent agreed to provide full indemnity and to be jointly and severally responsible along with the Company for the indemnity obligations to Company officers, directors and employees and also agreed that the Offer would commence no sooner than 15 business days after signing and remain open for at least 45 business days. Parent would not agree to extend the notice for termination from 10 to 30 business days or to release the Company from paying the break up fee if the sale of the MBO Businesses does not close due to the fault of the Management Purchasers. In cases where the break up fee would apply after termination of the agreement following a third party takeover proposal and a subsequent sale of the Company within 12 months, Parent would not agree to limit the break-up fee to instances where the Company later enters into a takeover transaction with the same third party who made the takeover proposal. Parent did agree, however, to shorten the 12-month period to six months so that the fee would not apply if the Company enters into the takeover transaction later than six months after termination of the agreement. The other issues discussed at the October 24, 2006 Meeting were still open issues as of October 26, 2006. Akin Gump gave the Special Committee an update on the status of the items the Special Committee requested with respect to Mr. Wamberg and the Management Purchasers.

Company counsel in consultation with the Special Committee’s counsel and Parent’s counsel negotiated with the Management Purchasers’ counsel from mid-October through October 31, 2006 on a number of points on the MBO Agreement, which included the following:

(1) The Management Purchasers wanted the ability to update disclosure schedules to the MBO Agreement prior to Closing, including revising the list of assets that would be included in the MBO Businesses;

(2) The parties to the MBO Agreement initially disagreed as to how the liabilities being assumed by the Management Purchasers would be defined;

(3) The parties to the MBO Agreement disagreed as to the level of indemnity provided by the Company to the Management Purchasers as to preclosing operations;

(4) The Management Purchasers wanted the Company to assign any rights to insurance coverage it held to cover any liabilities that the management group would assume as part of the transaction;

(5) The parties to the MBO Agreement disagreed as to whether the transition services agreement would be agreed to prior to Closing or prior to the execution of the agreement;

(6) The Management Purchasers desired an ability to terminate the MBO Agreement upon a “Material Adverse Change” which was proposed to include a material adverse change in the Company’s financial condition, operating results, assets, prospects, operations, business, employee relations, customer relations, litigation and other matters; and

(7) The Special Committee requested Mr. Wamberg to be jointly and severally liable for the obligations of the Management Purchasers under the MBO Agreement.

The ultimate resolution of the foregoing points is as follows:

(1) As to the Company’s concern that the assets and liabilities be more particularly identified in the agreement, the Company agreed that it would sell only the assets identified in the agreement at the time of signing, but that some of the assets could be described in more general terms. The MBO Agreement provided for limited rights to update schedules prior to Closing;

(2) Any disputes over the split of certain assets between the Management Purchasers and the Company are to be resolved by an accounting firm;

(3) The Management Purchasers agreed to assume, with certain limited exceptions, all liabilities primarily related to the MBO Businesses;

(4) No indemnity for preclosing operations was provided to the management group by the Company;

(5) The Company agreed to use commercially reasonable efforts to collect on any insurance coverage which exists to cover liabilities assumed by the Management Purchasers, but the Company would not be obligated to incur costs to maintain such coverage for the benefit of the Management Purchasers;

(6) The Management Purchasers, Parent and the Company agreed to certain transition periods for the office space and the use by the Company of certain software and hardware sold to the Management Purchasers and that a separate transition services agreement would not be required;

(7) The MBO Agreement did not contain a Material Adverse Change provision;

(8) Mr. Wamberg agreed to become jointly and severally liable for the obligations of the Management Purchasers under the MBO Agreement and agreed to provide all funds required to consummate the transaction, if necessary, without financing or equity consideration from others; and

(9) The MBO Agreement provides for the Company to solicit offers from third parties for some or substantially all of the MBO Businesses; the Management Purchasers will be notified of the highest bid or bids acceptable to the Company and will have the option to respond.

On October 29, 2006, the Board of Directors and, thereafter, the Special Committee met telephonically to review the status of various open issues with respect to the negotiations of the Merger Agreement with Parent and the status of the MBO Agreement with respect to the sale of the MBO Businesses. Mr. Kies was present by invitation to discuss any potential claim under his employment agreement as it related to the proposed transactions. The Board of Directors discussed the Kies claim and Mr. Kies indicated that he would propose an amount which he would require to waive any claim under his employment agreement as a result of the transactions. As part of the Special Committee Meeting, Akin Gump gave the Special Committee an update on the materials that Mr. Wamberg was obtaining for the Special Committee’s review to satisfy itself that the Management Purchasers had the financial resources to close the purchase of the MBO Businesses. Akin Gump reported that it had received the following documentation:

(1) An updated letter dated October 27, 2006 from JP Morgan Chase Bank, NA indicating its interest in financing the Management Purchasers’ purchase of the MBO Businesses at the levels indicated in its October 14 letter. The October 27 letter eliminated the requirement for participation of a second bank, and called for supporting documentation from Mr. Wamberg and Mr. Benson regarding their commitment to personally guaranty the credit facility.

(2) A copy of the Certificate of Formation and an operating agreement term sheet for the newly created limited liability company, Clark Wamberg LLC, that will be used by the Management Purchasers to purchase the MBO Businesses.

(3) A summary of the proposed ownership structure for Clark Wamberg LLC.

(4) Certain information related to the personal finances of Mr. Wamberg.

(5) Letters from various proposed owners confirming their commitment to participate as owners of Clark Wamberg LLC.

(6) The letter from Mr. Wamberg agreeing to make a $500,000 non-refundable deposit to secure the performance of Clark Wamberg LLC to complete the purchase of the MBO Businesses and a photocopy of the check.

On October 30, 2006, each of the Board of Directors and thereafter the Special Committee met telephonically to discuss the status of negotiations on a number of issues. Mr. Wamberg reported to the Board of Directors that Mr. Kies would accept $500,000 as consideration for a waiver of any claim he has against Parent and the Company as a result of the completion of transactions contemplated under the Merger Agreement and MBO Agreement. Mr. Wamberg advised the Board that the Management Purchasers would no longer be willing to assume this liability. After discussion of this issue, the Board meeting was adjourned, and the Special Committee meeting convened.

Counsel for the Special Committee addressed the issues regarding the Kies settlement, and the Special Committee, realizing it was necessary to resolve the issue in order to facilitate the transaction, agreed that the settlement payment would be included in the Management Separation Costs to be paid by the Company and deducted in calculating the price to be paid by Parent to stockholders.

Counsel for the Company and for the Special Committee reported and the Special Committee considered the reports of the negotiations with Parent, including the following matters:

A. Timing Issues:

(1) Parent agreed that the tender offer be commenced no sooner than 15 business days after signing the Merger Agreement;

(2) Parent agreed that the tender offer would be kept open for at least 45 business days;

(3) The Special Committee requested the right to extend the tender offer period in order to pursue potential alternate proposals concerning the Corporate Solutions Group and the MBO Businesses; Parent did not agree to that request in view of its agreement to keep the tender offer open for 45 business days after commencement;

(4) Parent agreed to eliminate certain termination provisions and that the Board would have the opportunity to consider and decide whether to accept a superior proposal for the Corporate Solutions Group business; upon notifying Parent of that decision, Parent will have 4 business days to respond before the Company can terminate the transaction and pursue the superior proposal; and

(5) The ability to consider other proposals for the Corporate Solutions Group remains limited to responding to unsolicited proposals received for the Corporate Solutions Group.

B. Items Relating to the MBO Businesses:

(1) Parent agreed there would be no restrictions to actively soliciting proposals for the MBO Businesses, however, Parent would have the right to approve any contracts with third party purchasers with certain restrictions;

(2) The Company requested that Parent accommodate the potential for more than one third party purchaser of the MBO Businesses and Parent was not willing to commit itself in advance to such a process;

(3) The Special Committee requested that Parent agree that its consent to a third party contract would not be unreasonably withheld; Parent agreed to that request only under circumstances where an amount equal to the Company’s maximum post-closing contingent obligations, including indemnity obligations and defense costs, is withheld to fund any post-closing contingent indemnity obligations; and

(4) Parent agreed that it will not disapprove an alternative contract provided that the representations and warranties do not survive the closing and the Company would have no post-closing indemnity obligations.

C. Break-Up Fee Issues:

(1) Where the break up fee would apply in the case of termination of the agreement due to failure of the Merger to close by an Outside Date (as defined in the Merger Agreement) after a takeover proposal to acquire the Company is made by a third party, the Special Committee requested that the fee apply only if the Parent transaction is terminated and the Company then enters into a transaction to be acquired by the same party that made the proposal within 12 months after the termination. Parent refused this request but agreed to shorten the period to 6 months so that no breakup fee would be required in this situation if the Company enters into a transaction later than 6 months after termination of the Merger Agreement;

(2) The Special Committee requested that the break-up fee be reduced from approximately $8.7 million to $7 million; Parent agreed to reduce the break-up fee to $8 million with a cap on expenses to $1.5 million; and

(3) The Special Committee requested that no break-up fee be paid if Parent terminates the Merger Agreement because the sale of the MBO Businesses fails to close due to the Management Purchasers’ fault; Parent agreed but insisted on reimbursement for expenses if the entire transaction is terminated for that reason.

D. D&O Indemnity Issues:

(1) Parent agreed to maintain appropriate insurance for 6 years instead of 3 years; and

(2) Parent had included a restriction that the premium for the directors’ and officers’ insurance would not exceed 150% of the Company’s current premiums; the Special Committee requested a 300% cap and Parent agreed to a maximum of 200% of current premium levels.

E. Minimum Tender and Approval Issues:

Parent’s original proposal required that Parent obtain more than 51% of the outstanding shares as a result of its tender offer; the Special Committee requested that a majority of the shares owned by disinterested stockholders be received as well and that these conditions could not be waived and Parent has agreed.

F. Sale of MBO Businesses:

(1) Mr. Wamberg agreed to be a party to the MBO Agreement as a joint obligor under the agreement and agreed to provide all funds required to consummate the transaction, if necessary, without financing or equity consideration from others;

(2) The Special Committee requested a bank commitment letter in support of purchase price financing and Mr. Wamberg provided a bank indication of interest letter outlining proposed terms of financing, but which does not constitute a bank commitment;

(3) The Special Committee requested additional support for a financial mechanism such as an escrow or letter of credit to assure closing and funding of the purchase price; Mr. Wamberg did not agree to this request;

(4) Mr. Wamberg provided a commitment letter confirming his equity participation in Clark Wamberg LLC and his intention to proceed with the bank financing as outlined by the bank’s indication of interest, including providing a personal secured guarantee;

(5) The Special Committee requested personal financial statements from Mr. Wamberg; Mr. Wamberg did not agree to provide them, but will submit them to the bank;

(6) Mr. Wamberg provided a commitment letter from Mr. Benson confirming his equity participation in Clark Wamberg LLC and his commitment to personally guarantee the bank debt; and

(7) Mr. Wamberg provided a commitment letter from each of Mr. Kies and Mr. Rich confirming their equity participation in Clark Wamberg LLC. Although Mr. Rich subsequently withdrew his commitment, Clark Wamberg LLC is expected to have the requisite $15 million of capital to proceed with the bank financing.

On the evening of October 31, 2006, the Board of Directors met telephonically and received a report on the status of each of the Merger Agreement and the MBO Agreement. Sandler O’Neill delivered to the Board its oral opinion, subsequently confirmed in writing that, as of such date, the $16.55 per share price was fair to the Company’s unaffiliated stockholders from a financial point of view. Counsel to the Special Committee and the Company then reviewed in detail with the members of the Board the terms of the Merger Agreement and the MBO Agreement, as well as the fiduciary duties of the Board in considering and acting upon the transactions with Parent and the Management Purchasers proposing to purchase the MBO Businesses.

The Special Committee then met separately and received from KBW its oral opinion, subsequently confirmed in writing that, as of such date, the $16.55 per share price was fair to the Company’s disinterested stockholders from a financial point of view. The Special Committee then reviewed each of the principal factors considered during the course of its analysis of the proposed transactions. Following these discussions, the Special Committee, by unanimous vote, determined that the Merger Agreement and MBO Agreement were fair to, and in the best interests of, the Company and the unaffiliated stockholders. Accordingly, the Special Committee unanimously approved the Offer, the Merger Agreement and the MBO Agreement, subject to the receipt of a written fairness opinion from Sandler O’Neill that the $16.55 per share price was fair to the unaffiliated stockholders from a financial point of view and a similar written fairness opinion from KBW, and finalization of the Merger Agreement and MBO Agreement substantially in the form presented to the Special Committee.

Immediately following the meeting of the Special Committee, the Board reconvened to receive the report and recommendation of the Special Committee. Counsel to the Special Committee and the Company then reviewed in detail with the members of the Board the terms of the Merger Agreement and the MBO Agreement, each of the principal factors considered during the course of the Special Committee’s analysis of the proposed transactions as well as the fiduciary duties of the Board in considering and acting upon the transactions with Parent and the Management Purchasers.

After this review, each of the independent members of the Board, by unanimous vote, and all members of the Board by a second unanimous vote, determined that the Offer and Merger Agreement and MBO Agreement were fair to, and in the best interests of, the Company and the unaffiliated stockholders, and approved the Merger Agreement and MBO Agreement, subject to the receipt of a written fairness opinion from Sandler O’Neill that the $16.55 per share price was fair to the unaffiliated stockholders from a financial point of view and a similar written fairness opinion from KBW and finalization of the Merger Agreement and MBO Agreement substantially in the form discussed by the Board. The Board then unanimously voted to recommend to the stockholders the approval and adoption of the Merger Agreement and that the stockholders accept the Offer.

On November 1, 2006, after final revisions to the documents, each of the Merger Agreement and the MBO Agreement were executed by the parties.

(ii) Reasons for the Recommendation.  In evaluating the Merger Agreement and the Offer and Merger contemplated by the Merger Agreement, and in recommending that all stockholders accept the Offer and approve and adopt the Merger Agreement, the Board of Directors and the Special Committee consulted with their legal and financial advisors and considered a number of factors. In particular, the following considerations were discussed and evaluated:

1. The tender offer price of $16.55 to be offered to the stockholders comprises a 32% premium to the October 31, 2006 closing price, a 42% premium to the average closing price for the 30-day period ending October 31, 2006 and constitutes a significant premium to the stockholders.

2. The Merger Agreement contains a customary fiduciary market check provision permitting the Board to entertain any unsolicited proposals or inquiries received by the Company for the Corporate Solutions Group after announcement of the transaction if the Board in good faith determines that its fiduciary obligations require it to do so.

3. Based on its discussions with Mr. Wamberg, the Special Committee concluded that Mr. Wamberg would not offer a better price or better terms than those set forth in the MBO Agreement.

4. The position of Parent that its offer is conditioned upon Parent acquiring only the Corporate Solutions Group businesses.

5. The potential adverse tax consequences to stockholders from alternative transaction structures.

6. The Merger Agreement and the MBO Agreement allow the Board to solicit any alternative proposals relating to the MBO Businesses.

7. Sandler O’Neill, the Company’s financial advisor, has been instructed to conduct a market check for potential interest in the MBO Businesses from third parties.

8. The Company’s ability to issue a press release indicating that it may consider any superior third party proposals for the Corporate Solutions Group and actively solicit alternative proposals for the MBO Businesses.

9. The transaction requires the tender by a majority of disinterested stockholders.

10. A potential sale of the Company was actively explored approximately two years ago and received no interest or proposals other than from Parent.

11. During the prior two year period since the Company was shopped and the original Parent proposal was received, the Company received no other inquiries or proposals from third parties.

12. The Company is not subject to restrictions which would preclude its ability to fully investigate any third party offers received for the Corporate Solutions Group or the entire Company and withdraw from the transaction and pursue the alternative transaction if the Board considered such action in the best interest of the stockholders.

13. The time period from announcement of the transaction to the expected consummation of the Offer allows sufficient time for any potential bidders to conduct their review and make a bid for the Corporate Solutions Group, any or all of the MBO Businesses or the entire Company.

14. The negotiated terms of the Merger Agreement are reasonable and consistent with terms in similar transactions, including provisions relating to the timing of actions.

15. The amount and circumstances under which a termination fee would be payable to Parent are reasonable.

16. The Board has received an opinion from Sandler O’Neill that the $16.55 per share price to be received by the stockholders is fair to unaffiliated stockholders from a financial point of view.

17. The Special Committee has received an opinion from KBW that the $16.55 per share price to be received by the stockholders is fair to the disinterested stockholders from a financial point of view.

18. KBW’s valuation to the effect that the price to be paid by the Management Purchasers for the MBO Businesses is within several of the valuation ranges indicated by KBW, and substantially above the range indicated by the at-risk nature of the financial performance of the MBO Businesses due to potential personnel departures.

19. The commitment by Mr. Wamberg to proceed with the purchase of the MBO Businesses evidenced in writing confirming (a) Mr. Wamberg agrees with the proposed terms of a $30 million bank credit facility to Clark Wamberg, LLC (which includes $20 million of financing for the purchase of the assets and $10 million of working capital), (b) Mr. Wamberg has agreed to provide a secured personal guarantee of the bank credit facility, (c) ownership and equity capital commitment to Clark Wamberg, LLC totaling $15 million, (d) Mr. Wamberg’s commitment to purchase the MBO Businesses is not contingent upon closing of the bank credit facility or equity contributions from other parties, (e) Mr. Wamberg has no understandings, plans or arrangements to transfer or sell any portion of the MBO Businesses or the MBO Businesses assets post-closing.

20. A $500,000 non-refundable security deposit provided to the Company by Mr. Wamberg in support of the Management Purchasers’ obligation to close the purchase of the MBO Businesses.

21. The commitment letters received by the Special Committee from Mr. Wamberg, James Benson and Mr. Kies confirming their respective commitments to participate in Clark Wamberg, LLC and provide aggregate capital of $15 million to Clark Wamberg, LLC.

22. The negotiated terms of the MBO Agreement including the joinder by Mr. Wamberg as a joint obligor and his commitment to provide all funds required to consummate the transaction, if necessary, without financing or equity contributions from others.

In addition to the factors considered above, the Board of Directors and the Special Committee considered a number of more general factors, as well as a number of risks and uncertainties in their deliberations, including, without limitation, the following:

1. The benefits and detriments (including cost) to the Company and its stockholders in connection with the continuation of the Company as a public company.

2. The fact that the stockholders would have no continuing equity interest in the Company following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if the Company remained public.

3. The fact that the transaction would eliminate the risk of any future decreases in the value of the Company.

4. The relative size of the Company as a public company and corresponding trading volume history and liquidity.

5. Current and historical market prices of the common stock of the Company.

6. The uncertainty of the potential outcome of pending litigation or other proceedings.

7. The various payments to be made to management and participants in the transaction.

8. The presentation of Sandler O’Neill regarding its analysis of various valuation reference ranges.

9. The presentation of KBW regarding its analysis of various valuation reference ranges.

10. The presentation of KBW regarding its analysis of various valuation reference ranges for the MBO Businesses.

11. The net book value of the common stock of the Company, the going concern value of the Company and the liquidation value of the Company.

12. The assets, obligations, operations and earnings of the Company and its subsidiaries taken as a whole.

13. The Special Committee’s judgment regarding the prospects of the Company based on its current and historical performance, management’s projections and uncertainties regarding the industry in which the Company operates.

14. The uncertainty of short-term and long-term economic conditions and political environment on the Company and its products and services.

15. All of the terms and conditions of the Merger Agreement and the MBO Agreement taken as a whole.

16. The judgment of the Special Committee that the stockholders may lose the opportunity to receive a significant premium to recent market prices for the Company’s stock if the transaction is not pursued.

17. The opportunity to realize a substantial premium over current share prices compared to the uncertainty of realizing an equivalent value in the future.

18. The agreement by the Management Purchasers to purchase the MBO Businesses in order to facilitate the Offer and Merger proposed by Parent.

19. The procedural fairness of the proposed transaction including the ability of the Board to consider alternatives, and actively market the MBO Businesses and the requirement for tender by a majority of disinterested stockholders.

Neither Special Committee nor the Board of Directors assigned relative weights to the above factors or determined that any factor was of particular importance. Rather, the Special Committee and the Board of Directors each viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee and the Board of Directors assigned different weights to the various factors described above.

(iii) Certain Post-Execution Activities

Since the Merger Agreement and MBO Agreement were executed, the Company has received inquiries from various third parties. The inquiries related to the Corporate Solutions Group and the MBO Businesses.

Corporate Solutions Group.  Shortly after the transaction was announced, Sandler O’Neill received an inquiry from an insurance company with whom the Company has a long-standing business relationship regarding that company’s interest in considering an acquisition of the Corporate Solutions Group. After a briefing by Sandler O’Neill, the Board determined to enter into a confidentiality agreement with this party and to provide it with certain information regarding the Corporate Solutions Group. After executing a confidentiality agreement and reviewing due diligence information, this party notified Sandler O’Neill that it would not make a proposal to acquire the Company or the Corporate Solutions Group. In so doing, the party’s representative reflected that the Company had obtained a very full value in this transaction.

MBO Businesses.  Following the announcement of the transaction, representatives of Sandler O’Neill contacted parties that had expressed interest in acquiring the MBO Businesses or which Sandler O’Neill believed might have an interest in acquiring the MBO Businesses. In all, over 60 potentially interested parties have been contacted. To the extent these parties had an interest in all or part of the MBO Businesses, they were asked to enter into confidentiality agreements for the benefit of the Company and were given access to information regarding the MBO Businesses. The Special Committee believes that they are undertaking, with the assistance of Sandler O’Neill, an extensive process designed to determine whether there is a higher price available for the MBO Businesses which would lead to greater value to the Company’s stockholders. There can be no assurances that this process will result in a transaction other than the sale of the MBO Businesses to Clark Wamberg LLC upon the terms specified in the MBO Agreement.

On November 15, 2006, Mr. Pyra notified Dr. Pohlman and Mr. Wamberg that he was working with a private equity firm to consider submitting an offer for the MBO Businesses.

On November 20, 2006, Mr. Wamberg convened a telephonic meeting of the Board of Directors. Mr. Wamberg presented his concerns with respect to the potential submission of a competing offer by or through Mr. Pyra while Mr. Pyra was in the position of President and a director of the Company. Being the subject of the discussion, Mr. Pyra agreed not to participate in the call.

Mr. Wamberg presented to the Board his request that they ask Mr. Pyra to accept a severance payment and resign as President and as a director. Mr. Wamberg wanted all qualified bidders, including Mr. Pyra, to have the opportunity to make competing offers to maximize potential distribution to the stockholders. He did not believe, however, that Mr. Pyra should be permitted to make such an offer while in the position of President and Chief Operating Officer. Mr. Wamberg expressed his concern that Mr. Pyra’s personal interest in a potential transaction would render him unable to provide objective management of the business leaders and employees in the MBO Businesses and unable to deal with other interested potential bidders. Mr. Wamberg expressed concern that the potential for competing bids for the MBO Businesses by two of the Company’s senior executive officers could cause internal disruption. Mr. Wamberg also expressed concern regarding the potential for dissatisfaction with the Management Purchasers’ offers to employees if Mr. Pyra’s group made a competing offer and then failed to consummate the transaction. A majority of the directors considered this a matter for the Special Committee and the Board meeting was adjourned to facilitate a meeting by the Special Committee.

The Special Committee immediately convened its meeting by telephone to consider Mr. Wamberg’s request. After discussion, including consideration of various legal matters by counsel for the Special Committee and the Company, the Special Committee decided not to request Mr. Pyra to resign. The Special Committee concluded that Mr. Pyra should continue to manage the operation of the Company as President and Chief Operating Officer and should not be precluded thereby from submitting an offer that would potentially compete with the offer of the Management Purchasers or any other potential purchasers interested in so doing. The Special Committee encouraged Mr. Pyra to submit a competing offer. The MBO Agreement does not limit or provide conditions as to the source of potentially competing offers and does give the Management Purchasers the opportunity to respond to any resulting offers which the Board considers to be superior.

On November 21, 2006, James Benson and Alan Botsford, a managing director for Clark/Benson, met in Cedar Rapids, Iowa with Mr. Gilman to discuss whether Parent or one of its affiliates would have an interest in financing the Clark/Benson business. Mr. Gilman indicated that they would refer the Clark/Benson opportunity to the appropriate parties with Parent’s affiliate for consideration.

On November 24, 2006, the Management Purchasers raised a question as to whether the Company has the right under the MBO Agreement to accept a potential combination of proposals for segments of the MBO Businesses from different purchasers and to terminate the MBO Agreement if the Management Purchasers did not choose to respond with a sufficient competing offer. After discussion, the Management Purchasers have acknowledged and agreed that the Company may consider and potentially accept any configuration of qualified proposals from third parties that would advantage the Company’s stockholders and be acceptable to Parent pursuant to its approval rights under the Merger Agreement.

Mr. Benson and Mr. Kies have committed to the Special Committee that they will participate as members of Clark Wamberg LLC. Negotiations with respect to the operating agreement have not yet been completed and they have not yet become members of Clark Wamberg LLC of which Mr. Wamberg is currently the sole member. Under the MBO Agreement, Mr. Wamberg has agreed to provide all funds required to consummate the purchase of the MBO Businesses, if necessary, without bank financing or equity contributions from others.

Amendment No. 1 to the Merger Agreement.  The Company, Parent and Purchaser amended the Merger Agreement in order to cure an inadvertent technical error in the provisions relating to stockholder approval of the Merger after the Minimum Tender Condition (described below) has been satisfied and the Offer has been consummated. The Minimum Tender Condition of the Offer requires that the shares validly tendered and not withdrawn constitute at least (i) a majority of the outstanding shares of Company Common Stock, including the shares owned by Parent, and (ii) a majority of the shares owned by Disinterested Stockholders as defined in the Merger Agreement. Inadvertently, the Merger Agreement provided that approval of the Disinterested Stockholders would also be necessary to complete the Merger after Purchaser had accepted and paid for the shares tendered by a majority of the Disinterested Stockholders. That requirement was unintended and could interfere with the intended consummation of the Merger.

Accordingly, Amendment No. 1 to the Merger Agreement provides for modification to reflect the parties’ original intention that consummation of the Offer be conditioned in part on the requirement that a majority of shares of Company Stock beneficially owned by Disinterested Stockholders (as therein defined) be validly tendered prior to the expiration of the Offer and that Disinterested Stockholder Approval as provided or referred to in Section 6.01(a) and Section 7.03 of the Merger Agreement was not intended to operate as a condition to the Merger in which dissenting stockholders would have appraisal rights under Delaware law. In addition, Amendment No. 1 expands the list of stockholders who are not to be considered Disinterested Stockholders. Amendment No. 1 is effective as of November 1, 2006, which is the date of the Merger Agreement.

The Special Committee and the Board approved Amendment No. 1 and the final Merger Agreement, as so amended, and have renewed their recommendations to the Company’s stockholders with respect to acceptance of and participation in the Offer and the Merger.

(iv) Fairness Opinion of Sandler O’Neill

The Company retained Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to act as an independent financial advisor to the Board of Directors of the Company in connection with a possible business combination with AEGON and its affiliates. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Company in connection with the proposed Merger and participated in certain of the negotiations leading to the Merger Agreement and the MBO Agreement. At the October 31, 2006 meeting at which the Company’s board considered and approved the Merger Agreement, Sandler O’Neill delivered to the Board its oral opinion, subsequently confirmed in writing that as of November 1, 2006, that the merger consideration was fair to the Company’s unaffiliated stockholders from a financial point of view. Sandler O’Neill has confirmed its November 1, 2006 opinion by delivering to the Board of Directors of the Company a written opinion dated December 6, 2006. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Annex B to this Schedule 14D-9. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering the opinion. The stockholders of the Company are urged to read the entire opinion carefully in connection with their consideration of the proposed Offer and Merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Board of Directors of the Company and is directed only to the fairness of the Offer Price and merger consideration to the unaffiliated stockholders from a financial point of view. It does not address the Company’s underlying business decision to engage in the Merger or any other aspect of the Merger and is not a recommendation to any Company stockholder as to whether such stockholder should tender their shares pursuant to the Offer. The description of the opinion set forth below is qualified in its entirety by reference to such opinion.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the Merger Agreement and the MBO Agreement;

(2) certain publicly available financial statements and other historical financial information of the Company that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of AEGON N.V. in determining Purchaser’s capacity to pay the Offer Price;

(4) consensus earnings per share estimates for the year ending December 31, 2006 and December 31, 2007 published by First Call and reviewed with management of the Company and certain other internal financial projections of the Company for the years ended December 31, 2007 through 2010 as provided by senior management of the Company;

(5) the publicly reported historical price and trading activity for the Company’s common stock, including a comparison of certain financial and stock market information for the Company with similar publicly available information for certain other companies the securities of which are publicly traded;

(6) to the extent publicly available, the financial terms of certain recent business combinations in the insurance brokerage and business services industries;

(7) the current market environment generally and the environment in the industries in which the Company operates in particular; and

(8) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of the Company the business, financial condition, results of operations and prospects of the Company.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by the Company or its respective representatives, or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of the Company that they were not aware of any facts or circumstances that would make any of the information provided by the Company inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for its accuracy or completeness. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or any of its subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals.

Sandler O’Neill’s opinion was necessarily based upon financial, market, economic and other conditions as they existed on, and could be evaluated as of, the date of its updated opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the Merger Agreement and the MBO Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived. Sandler O’Neill also assumed that there has been no material change in the Company’s and Parent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill and that the Company will remain as a going concern for all periods relevant to its analyses. Finally, with the Company’s consent, Sandler O’Neill relied upon the advice received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

In rendering its fairness opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to the Company and no transaction is identical to the transactions contemplated by the Merger Agreement or the MBO Agreement. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values of the Company and the companies to which it is being compared.

The internal budgets and other projections used and relied upon by Sandler O’Neill in its analyses for the Company were reviewed with senior management of the Company, who confirmed to Sandler O’Neill that those budgets and projections reflected management’s best currently available estimates and judgments of the future financial performance of the Company. With respect to all budgets and projections used in its analyses, Sandler O’Neill assumed that financial performance reflected in those budgets and projections would be achieved. Sandler O’Neill expressed no opinion as to such budgets or projections or the assumptions on which they were based. These budgets and projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of the Company and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Board of Directors at its October 31, 2006 meeting. Following the meeting on November 1, 2006, Sandler O’Neill updated its analysis and delivered its written opinion. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the Company’s common stock or the price at which the Company’s common stock may be sold at any time.

Summary of the Merger.  Sandler O’Neill reviewed the financial terms of the Merger Agreement. Using the $16.55 cash price for each share of Common Stock, Sandler O’Neill calculated the following premiums and ratios:

Purchase Price Premiums

Closing Price (November 1, 2006)	32.4%
Closing Price (1-month prior)	51.8%
52-week high (November 3, 2005)	8.5%
52-week low (October 3, 2006)	57.9%
60-trading day average	42.6%
Year-to-date average	35.6%

Source:	Factset

Purchase Price Multiples

Last twelve months ended 9/30/2006:
Enterprise Value/Revenue(1)	2.1x
Enterprise Value/EBITDA(1)(2)	10.6x

Equity Value/Earnings per Share(2)	39.9x
Equity Value/Cash Earnings per Share(2)(3)	13.1x
Equity Value/Book Value	1.08x
2006 estimated:
Enterprise Value/Revenue — Management(1)(4)	2.0x
Enterprise Value/EBITDA — Management(1)(4)	10.5x
Equity Value/Earnings per Share — Management(4)	35.5x
Equity Value/Cash Earnings per Share — Management(3)(4)	12.7x
Equity Value/ Earnings per Share — First Call(5)	37.1x
2007 estimated:
Enterprise Value/Revenue — Management(1)(4)	1.9x
Enterprise Value/EBITDA — Management(1)(4)	10.0x
Equity Value/Earnings per Share — Management(4)	28.9x
Equity Value/Cash Earnings per Share — Management(3)(4)	11.7x
Equity Value/Earnings per Share — First Call(5)	21.6x

(1)	Based on enterprise value. Enterprise value equals deal value of $293.1 million plus debt at 9/30/06 of $301.6 million and less restricted and non-restricted cash at 9/30/06 of $15.0 million; total enterprise value equals $579.6 million.

(2)	Excludes one-time expense of $0.2 million related to the Human Capital Practice reorganization in 2005.

(3)	Assumes cash earnings per share is equal to earnings per share plus amortization per share.

(4)	Based on Management earnings projections as of 10/25/2006.

(5)	Based on FirstCall estimates as of 11/01/2006.

Stock Trading History.  Sandler O’Neill reviewed the history of the reported trading prices and volume of the Company’s common stock for the one-year period ended November 1, 2006 and since the Company’s initial public offering in August 1998 (“IPO”) through November 1, 2006. Sandler O’Neill compared the relationship between the movements in the prices of the Company’s common stock to movements in (i) the prices of the S&P 500 Index; (ii) the weighted average (by market capitalization) performance of life and property & casualty brokers (collectively the “Insurance Brokers Peer Group”); (iii) the consulting services/benefits outsourcing companies including CBIZ, Inc. (the “Consult. & Bus. Services Peer Group”); and (iv) excluding CBIZ, Inc. (the “Consult. & Bus. Services ex. CBZ Peer Group”).

In the one-year period ended November 1, 2006, the Company generally underperformed the S&P 500 Index, Insurance Brokers Peer Group, Consult & Bus. Services Peer Group and Consult. & Bus. Services ex CBZ Peer Group.

Clark’s One-Year Stock Performance

	Beginning Index
	Value
	October 31,	Ending Index Value
	2005	November 1, 2006

Clark, Inc.	100.00%	81.70%
S&P 500 Index	100.00	113.32
Insurance Brokers Peer Group	100.00	102.91
Consult. & Bus. Services Peer Group	100.00	115.24
Consult. & Bus. Services ex. CBZ Peer Group	100.00	115.00

In the period since its IPO through November 1, 2006, the Company generally outperformed the S&P 500 Index, Insurance Brokers Peer Group, Consult & Bus. Services Peer Group and Consult. & Bus. Services ex CBZ Peer Group.

Clark’s Performance since IPO

	Beginning Index
	Value	Ending Index Value
	August 19, 1998	November 1, 2006

Clark Inc.	100.00%	138.89%
S&P 500 Index	100.00	124.57
Insurance Brokers Peer Group	100.00	126.64
Consult. & Bus. Services Peer Group	100.00	100.94
Consult. & Bus. Services ex. CBZ Peer Group	100.00	102.55

Comparable Company Analysis.  Sandler O’Neill used publicly available information to compare selected financial and market trading information for the Company with groups of comparable publicly traded companies selected by Sandler O’Neill and indicated under “Comparable Groups” below. The analysis compared publicly available financial and market trading information for the Company and the peer group as of and for the twelve-month period ended September 30, 2006 with pricing data as of November 1, 2006. The data are summarized in the tables under “Comparable Group Analysis” below.

Comparable Groups

Life Broker
National Financial Partners(1)(2)(3)

Property & Casualty Brokers
Marsh & McLennan(2)(4)	Arthur J. Gallagher(8)
Aon Corporation(5)(6)	Hilb, Rogal & Hamilton(9)
Willis Group(1)(7)	Hub International(10)
Brown & Brown	U.S.I. Holdings Corporation(1)(11)(12)

Consulting Services/Benefits Outsourcing
Ceridian Corporation(2)(13)	BISYS Group(17)
Hewitt Associates(14)	CBIZ, Inc.(18)(19)
Watson Wyatt(15)

Comparable Group Analysis

Life Broker

	Clark, Inc.(20)		National Fin’l Partners

Price/LTM EPS	30.1	x	25.7x
Price/LTM Cash EPS(*)	9.9	x	17.7x
Price/Current Year EPS	28.0	x	14.7x
Price/Forward Year EPS	16.3	x	12.2x
Price/Book Value	0.82	x	2.03x
Enterprise Value/LTM EBITDA	9.3	x	10.6x
Enterprise Value/LTM Revenue	1.8	x	1.4x
Dividend Yield	1.92%		1.57%

Property & Casualty Brokers

	Clark, Inc.(20)		Peer Group Mean		Peer Group Median

Price/LTM EPS	30.1	x	21.0	x	19.8x
Price/LTM Cash EPS(*)	9.9	x	16.6	x	15.7x
Price/Current Year EPS	28.0	x	17.8	x	17.6x
Price/Forward Year EPS	16.3	x	15.2	x	15.2x
Price/Book Value	0.82	x	2.84	x	2.56x
Enterprise Value/LTM EBITDA	9.3	x	9.9	x	10.1x
Enterprise Value/LTM Revenue	1.8	x	2.4	x	2.1x
Dividend Yield	1.92%		1.72%		1.47%

Consulting Services/Benefits Outsourcing

			Peer Group		Peer Group
	Clark, Inc.(20)		Mean(16)		Median(16)

Price/LTM EPS	30.1	x	25.8	x	22.7x
Price/LTM Cash EPS(*)	9.9	x	18.8	x	18.9x
Price/Current Year EPS	28.0	x	20.5	x	20.1x
Price/Forward Year EPS	16.3	x	18.4	x	18.3x
Price/Book Value	0.82	x	2.48	x	2.47x
Enterprise Value/LTM EBITDA	9.3	x	9.0	x	9.0x
Enterprise Value/LTM Revenue	1.8	x	1.4	x	1.2x
Dividend Yield	1.92%		0.17%		0.00%

All Companies

			Peer Group		Peer Group
	Clark, Inc.(20)		Mean(16)		Median(16)

Price/LTM EPS	30.1	x	22.8	x	22.0x
Price/LTM Cash EPS(*)	9.9	x	17.4	x	17.5x
Price/Current Year EPS	28.0	x	18.2	x	18.5x
Price/Forward Year EPS	16.3	x	15.9	x	15.7x
Price/Book Value	0.82	x	2.67	x	2.34x
Enterprise Value/LTM EBITDA	9.3	x	9.7	x	9.8x
Enterprise Value/LTM Revenue	1.8	x	2.0	x	1.8x
Dividend Yield	1.92%		1.23%		0.94%

Notes:

Source:	FirstCall, FactSet, Bloomberg and SEC Filings.
Enterprise value equals market capitalization of $221.4 plus debt at 9/30/06 of $301.6 million and less restricted and non-restricted cash at 9/30/06 of $15.0 million; total enterprise value equals $507.9 million.

(*)	Assumes cash earnings per share is equal to earnings per share plus amortization per share.

(1)	All EPS estimates are on a cash basis. There are no GAAP EPS estimates for NFP, WSH or USIH.

(2)	Uses financial data as of 6/30/06.

(3)	Excludes any gains or losses on the sale of subsidiaries.

(4)	MMC LTM 6/30/06 results are equal to reported results plus $250 million related to restructuring, regulatory and other one time charges. Charges have been tax effected using a 33% tax rate.

(5)	AOC LTM 9/30/06 results are equal to reported results plus $149 million for provision for NY and other state settlements, restructuring charges, gain on sales, a property and casualty reserve charge and a loss on Endurance warrants, tax effected at a 35% tax rate.

(6)	Assumes $0.14 per share of amortization.

(7)	WSH LTM 9/30/06 results are equal to reported results minus $15 million related to a gain on the sale of its London headquarters and its new shaping the future initiative, tax effected at 33%.

(8)	AJG LTM 9/30/06 results are equal to reported results plus $67 million associated with litigation, claims handling obligations, investment losses and pension plan curtailment gain, tax effected at 21%.

(9)	HRH LTM 9/30/06 results are equal to reported results minus $5 million for loss on extinguishment of debt and integration charges less non-operating gains, tax effected at 40%.

(10)	HBG LTM 9/30/06 results are equal to reported results plus $14 million for Talbot compensation expense less gain on disposal of subsidiaries, property, equipment and other assets, tax effected at 34%.

(11)	USIH LTM 6/30/06 results are equal to reported results plus $6 million for margin improvement plan expenses, acquisition integration expenses and loss on early extinguishment of debt, tax effected at a 43% tax rate.

(12)	USIH announced consideration of a proposal from a private equity firm on 10/24/06.

(13)	Assumes amortization of $0.30 per diluted share based on 2005.

(14)	Excludes goodwill impairment charge.

(15)	Does not include non-operating loss.

(16)	BISYS is excluded from all mean and median statistics because the company has not made its last regulatory filings.

(17)	Excludes restructuring and impairment charges, litigation costs and regulatory settlements and investment gains.

(18)	Excludes any gains or losses on the sale of subsidiaries.

(19)	Assumes amortization of $0.05 per diluted share based on LTM 6/30/06.

(20)	Excludes human capital reorganization expense in 2005.

Sandler O’Neill derived imputed ranges of values per share for the Company’s common stock of $8.13 to $14.97 based upon the mean and median multiples for the last twelve month’s revenue and EBITDA, and current and forward year earnings per share in the Peer Group.

Imputed Value Based On Selected Comparable Publicly-Traded Companies

	Mean Peer		Implied	Median Peer		Implied
	Group Multiple		Value	Group Multiple		Value

Last Twelve Month’s Revenue	1.99	x	$14.97	1.76	x	$11.36
Last Twelve Month’s EBIDTA(1)	9.7	x	$13.69	9.8	x	$14.10
Current Year EPS(2)	18.2	x	$8.13	18.5	x	$8.27
Forward Year EPS(2)	15.9	x	$12.19	15.7	x	$11.97

(1)	Excludes human capital reorganization expense in 2005.

(2)	Based on FirstCall estimates as of November 1, 2006.

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed 9 merger transactions announced in the United States from January 1, 2001 through November 1, 2006 involving insurance brokers with an enterprise value greater than $100 million (the “Insurance Brokers Group”) as acquired companies. Sandler O’Neill also reviewed 6 merger transactions announced in the United States from January 1, 2001 through November 1, 2006 involving consulting and business services companies (the “Consulting and Business Services Group”) as acquired companies.

Comparable Transactions

Insurance Brokers

Buyer Name	Target Name

USI Holdings Hub International BB&T Corporation Clark/Bardes, Inc. (now Clark, Inc.) Hilb, Rogal and Hamilton Greater Bay Bancorp Benfield Greig Group Plc Wells Fargo Hub International	Summit Global Partners(2)(3)
Talbot Financial Corp.
McGriff Seibels & Williams Inc.
Long, Miller & Associates, LLC
Hobbs Group LLC
ABD Insurance & Financial Services, Inc.(4)
E.W. Blanch Holdings, Inc.
Acordia
Kaye Group Inc.

Consulting and Business Services Companies

Buyer Name	Target Name

One Equity Partners Hewitt Associates, Inc. Marsh McLennan Companies Manpower Kroll, Inc. AON Corp.	NCO Group(1) Exult, Inc. Kroll, Inc.(1) Right Management Consulting Zolfo Cooper ASI Solutions Inc.

(1)	Excludes restructuring charges.

(2)	Estimate of 20% EBITDA margin based on USI Holdings management conference call.

(3)	Revenues are annualized, based on press release disclosure.

(4)	Transaction information from Greater Bay’s presentation “Highlights for the Investment Community,” dated 12/19/01.

In each of the comparable transactions, Sandler O’Neill reviewed the following multiples: (i) enterprise value to last twelve months’ revenue and (ii) enterprise value to EBITDA and computed a mean and median multiple for these transactions. The mean and median multiples from the Insurance Brokers Group and the mean and median multiples for the Consulting and Business Services Group were applied to the Company’s financial information as of and for the twelve months ended September 30, 2006. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share for the Company’s common stock of $12.81 to $19.53 based upon the mean and median multiples for the last twelve month’s revenue and EBITDA for transactions in the Insurance Broker Group, $5.43 to $17.65 based upon the mean and median multiples for the last twelve month’s revenue and EBITDA for transactions in the Consulting and Business Services Group, and $5.43 to $19.53 based on all transactions.

Comparable Group Analysis

Insurance Brokers

			Peer Group
	Peer Group Mean		Median		Transaction

Enterprise Value/Revenue	2.28	x	1.88	x	2.09x
Enterprise Value/EBIDTA	9.7	x	9.4	x	10.6x

Consulting and Business Services Companies

	Peer Group		Peer Group
	Mean		Median		Transaction

Enterprise Value/Revenue	1.84	x	1.38	x	2.09x
Enterprise Value/EBIDTA	11.0	x	7.6	x	10.6x

All Transactions

	Peer Group		Peer Group
	Mean		Median		Transaction

Enterprise Value/Revenue	2.10	x	1.53	x	2.09x
Enterprise Value/EBIDTA	10.2	x	9.1	x	10.6x

Comparable Transaction Multiples

	Mean			Median			Mean			Median
	Insurance			Insurance			Consulting			Consulting
	Group		Implied	Group		Implied	Group		Implied	Group		Implied
	Multiple		Value	Multiple		Value	Multiple		Value	Multiple		Value

Enterprise Value/Last Twelve Month’s Revenue	2.3	x	$19.53	1.9	x	$13.27	1.8	x	$12.72	1.4	x	$5.43
Enterprise Value/Last Twelve Month’s EBIDTA(1)	9.7	x	$13.76	9.4	x	$12.81	11.0	x	$17.65	7.6	x	$7.34

(1)	Excludes human capital reorganization expense.

Premiums Paid Analysis.  Sandler O’Neill reviewed and compared premiums to stock price paid in certain public acquisition transactions (i) across all industries from January 1, 2005 to November 1, 2006 with deal sizes between $250 million and $750 million; (ii) all financial services acquisition transactions during the same period, and (iii) all insurance transactions between January 1, 2000 and November 1, 2006, to the implied premium in the merger to the closing stock price for the Company’s common stock on November 1, 2006.

The following table presents the results of this analysis:

	Median Market Premium
	1-Day	1-Month

Transaction	32.4%	51.8%
All Industries from 1/1/2005 to 11/1/2006 (Deal Size between $250MM and $750MM)	16.5%	18.0%
All Financial Services Transactions from 1/1/2005 to 11/1/2006 (Deal Size between $250MM and $750MM)	20.4%	20.9%
All Insurance Transactions From 1/1/2000 to 11/1/2006	15.8%	23.7%

Ability to Achieve Purchase Price via Earnings Growth Analysis.  Sandler O’Neill performed an analysis to determine the annual earnings per share, or EPS, growth rate the Company’s stock price would be required to achieve to equal the future value of the purchase price of the transaction on each of December 31, 2007, 2008, 2009, 2010 and 2011. Sandler O’Neill then calculated the present value of the purchase price on each of those dates discounting the purchase price to December 31, 2006 using a discount rate of 18%. The analysis assumed the Company’s 2006 budgeted EPS and its peer group’s median price/last twelve month’s EPS multiple. Sandler O’Neill also performed the same analysis to determine the annual EPS growth rate needed for the Company’s stock price to equal the present value of the purchase price of the transaction on the same dates.

The following tables present the results of this analysis:

EPS Growth Rate Needed to Equal $16.55 per Share

	Growth Rate Needed
	for the Company Price to
	Equal Purchase Price
	Price/	Value of
	LTM EPS	Purchase Price at
Year	of Peers	18% Discount Rate

2007	61%	$14.03
2008	27%	$11.89
2009	17%	$10.07
2010	13%	$8.54
2011	10%	$7.23

EPS Growth Rate Needed to Equal Present Value of $16.55 per Share

	Growth Rate Needed
	for the Company
	to Equal Value of
	Purchase Price
	Price/	Purchase	Value of
	LTM EPS	Price at end	Purchase Price at
Year	of Peers	of Period	18% Discount

2007	90%	$19.53	$16.55
2008	50%	$23.04	$16.55
2009	38%	$27.19	$16.55
2010	33%	$32.09	$16.55
2011	30%	$37.86	$16.55

Discounted Cash Flow Analysis.  Sandler O’Neill performed an analysis that estimated the net present value per share through December 31, 2010 of Company Common Stock under various circumstances and assuming the Company performs in accordance with management’s 2006 budget and estimates for future performance provided by the Company from 2007 through 2010. The Company’s cash flows were valued as three separate business units: Corporate Solutions Group, Other Business Segments and Corporate. The cash flows from each unit were forecasted and then discounted to December 31, 2006 based on a selected range of discount rates and terminal multiples based on the characteristics of the business. These values were then aggregated to determine the total value of the Company. This method of analysis does not imply and should not be read to imply that the Company could or should be sold in separate segments. To approximate the terminal value of the Company’s Common Stock at December 31, 2010, Sandler O’Neill applied enterprise value/EBITDA multiples ranging from 8.0x to 10.0x for the Corporate Solutions Group and 9.0x to 11.0x for the Other Business Segments and Corporate. The terminal values were then discounted to present values using different discount rates ranging from 16.0% to 19.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of the Company common stock and was calculated using market information and data from Ibbotson Associates. As illustrated in the following tables, this analysis indicated an imputed range of values per share for the Company common stock of $7.87 to $13.61 when applying the enterprise value/EBITDA multiples.

	Selected EBITDA	Implied
	Multiples	Enterprise Value
(Dollars in millions; except
per share data)

Corporate Solutions Group
16% Discount Rate	8.0x - 10.0x	$431 - $499
17% Discount Rate	8.0x - 10.0x	$418 - $484
18% Discount Rate	8.0x - 10.0x	$406 - $470
19% Discount Rate	8.0x - 10.0x	$395 - $456
Range		$395 - $499
Other Business Segments
16% Discount Rate	9.0x - 11.0x	$153 - $177
17% Discount Rate	9.0x - 11.0x	$148 - $171
18% Discount Rate	9.0x - 11.0x	$144 - $166
19% Discount Rate	9.0x - 11.0x	$140 - $161
Range		$140 - $177
Corporate
16% Discount Rate	9.0x - 11.0x	$(159) - ($185)
17% Discount Rate	9.0x - 11.0x	$(155) - ($179)
18% Discount Rate	9.0x - 11.0x	$(150) - ($174)
19% Discount Rate	9.0x - 11.0x	$(146) - ($169)
Range		$(146) - ($185)
Value of Remaining Tax Shield(1)		$37 - $37
Enterprise Value Range		$426 - $528
Less: Net Debt		$(287) - ($287)
Implied Equity Value		$139 - $241
Per Share Value(2)		$7.87 - $13.61

(1)	Remaining tax shield is discounted at a 17% discount rate.

(2)	Based on shares outstanding of 17.7 million shares.

The Company has agreed to pay Sandler O’Neill a transaction fee in connection with the Merger of approximately $2.9 million, of which approximately $0.7 million is due and the balance of which is contingent, and payable, upon closing of the Merger. Sandler O’Neill has also received a fee of $350,000 for rendering its opinion. Such fee, however, has been credited towards the fee paid to Sandler O’Neill following the signing of the Merger Agreement. The Company has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws. In the past, Sandler O’Neill has performed certain investment banking services for the Company for which it has received compensation.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to the Company and to Parent and Purchaser and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of the Company or of Parent or Purchaser or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

A copy of Sandler O’Neill’s opinion is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

(v) Fairness Opinion of KBW

The Special Committee engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render an opinion, subject to the considerations and limitations set forth in the opinion, as to the fairness from a financial point of view to the stockholders of the Company of the consideration to be received in the proposed Offer to purchase all of the Company’s outstanding Common Stock. The Special Committee selected KBW because KBW is a nationally-recognized investment banking firm with substantial experience in transactions similar to the Offer and is familiar with the Company and its business. As part of its investment banking business, KBW is continually engaged in the valuation of insurance and insurance holding company securities in connection with mergers and acquisitions.

On October 23 and 24, 2006, the Board of Directors of the Company held a meeting to evaluate the Offer and Merger with a wholly owned subsidiary of Parent. At this meeting, KBW reviewed the financial aspects of the proposed merger with the Special Committee. On October 31, 2006, the Board of Directors of the Company held another meeting to evaluate, and to vote upon, the Merger with Parent. Following this meeting on November 1, 2006, KBW updated its analysis and delivered its written opinion that the consideration to be received by the Company’s disinterested stockholders in the Offer was fair to such stockholders from a financial point of view. The Board of Directors of the Company approved the Merger Agreement at this meeting.

The full text of KBW’s opinion, dated November 1, 2006, is attached as Annex C to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are encouraged to read KBW’s opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by KBW in connection with the rendering of its opinion. KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Special Committee and addresses only the fairness, from a financial point of view, of the consideration to the Company’s disinterested stockholders. It does not address the underlying business decision to proceed with the tender offer and does not constitute a recommendation to any disinterested stockholder as to how such stockholder should vote or act with respect to the proposed tender offer or any other matter described in this Schedule 14D-9. The summary of KBW’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with KBW’s opinion, KBW reviewed and analyzed the Merger and the financial and operating condition of the Company, including, among other things, the following:

1) the Merger Agreement;

2) the MBO Agreement related to the transaction involving certain assets of the Company that Parent did not wish to acquire (the “MBO Assets”);

3) the Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 2005 of the Company;

4) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain other communications from the Company to its stockholders;

5) the English translation of the Annual Report for the year ended December 31, 2005 of AEGON NV;

6) financial information concerning the business and operations of the Company and of the MBO Assets being purchased pursuant to the MBO Agreement;

7) market prices and valuation multiples for the Company and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

8) the results and operations of the Company and compared them with those of certain publicly traded companies that KBW deemed relevant; and

9) other financial information concerning the businesses and operations of the Company and affiliates of Parent furnished to KBW by the Company for purposes of its analysis.

KBW also held discussions with senior management of the Company regarding the past and current business operations, regulatory relations, financial condition and future prospects of the Company and the MBO Assets and such other matters as it deemed relevant. In addition, KBW considered such financial and other factors as it deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company, the MBO Assets, and AEGON NV; (ii) the assets and liabilities of the Company, the MBO Assets, and AEGON NV; (iii) the nature and terms of certain other merger transactions involving insurance, insurance brokerage and insurance holding companies; and (iv) such other studies and analyses as KBW considered appropriate. KBW also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as experience in securities valuation and knowledge of the insurance and insurance brokerage industries generally. KBW’s opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on November 1, 2006 and the information made available to KBW through November 1, 2006.

In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to it or publicly available and have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. KBW relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to it, and assumed that such forecasts and projections reflect the best currently available estimates and judgment of management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by management. KBW is not an expert in the independent verification of the persistency of BOLI and COLI policies and assumed, that the disclosures in the Company’s filings with the Commission relating to the timing and amount of future commission income are appropriate. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals of the property of the Company or Parent, nor has KBW examined any individual production or underwriting files of the Company. In addition, KBW has not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company.

The following is a summary of the material financial analyses presented by KBW to the Special Committee on October 23 and 24, 2006, in connection with its review of the financial considerations of the Merger, and updated on November 1, 2006 at which point the opinion was delivered in writing. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Special Committee, but summarizes the analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

KBW’s opinion and financial analyses were only one of many factors considered by the Special Committee and the Board of Directors of the Company in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee and the Board of Directors of the Company or management with respect to the Merger or the consideration to be received in the Merger.

In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. KBW did not form an opinion or draw conclusions as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather KBW made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment, after considering the results of all of its analyses taken as a whole. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of KBW’s financial analyses.

No limitations were imposed by the Company on the scope of KBW’s investigation or the procedures to be followed by KBW in rendering its opinion. In its analyses, KBW made numerous assumptions with respect to the Company, Parent, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Parent. Any estimates contained in KBW’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable that those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, KBW, their respective affiliates or any other person assumes responsibility if future results are materially different from those estimates.

Summary of Proposal.  KBW reviewed the financial terms of the proposed transaction. Pursuant to the Merger Agreement, each share of Company Common Stock will receive $16.55 in cash. Assuming current levels of profitability for the Company, KBW assumed each share of Common Stock will continue to receive quarterly dividends through closing of the transaction. Parent guaranteed payment of the consideration to be received in the Merger and there is no financing contingency in the agreement.

Historical Stock Trading Analysis.  KBW reviewed the historical trading prices and volumes for the shares of Common Stock for the period from November 1, 2005 through November 1, 2006. KBW’s analysis showed the following concerning the offer price relative to historical prices for Clark:

		Offer Price
	Clark	Premium

Closing price (11/1/06)	$12.50	32.4%
20 day average price	$11.85	39.7%
40 day average price	$11.60	42.7%
60 day average price	$11.58	42.9%
52 week high (11/3/05)	$15.48	6.9%
52 week low (8/4/06)	$10.39	59.3%
Initial public offering price (8/19/98)	$9.00	83.9%

Selected Peer Group Analysis.  Using publicly available information, KBW compared the financial performance, financial condition and market valuation of the Company to those of a selected group of comparable independent insurance brokers and other service companies.

Companies included in the group were:

Arthur J. Gallagher & Co.
Hilb Rogal & Hobbs Co.
Hub International Ltd.
USI Holdings Corp.
Brooke Corp.
Hewitt Associates Inc.
Watson Wyatt Worldwide, Inc.
National Financial Partners Corp.
BISYS Group Inc.
CBIZ Inc.
Crawford & Co.
CorVel Corp.
Cunningham Lindsey Inc.

To perform this analysis, KBW used financial information as of and for the latest quarter available. Market price information was as of November 1, 2006, and 2006 and 2007 earnings per share and EBITDA estimates were mean estimates taken from I/B/E/S, a nationally-recognized earnings estimate consolidator.

KBW’s analysis showed the following concerning the Company’s financial performance and financial condition:

		Group	Group
	Clark	Mean	Median

Last Twelve Months (LTM) EBITDA Margin	9.5%	13.8%	13.8%
2006 — 2007 estimated earnings per share growth	66.3%	25.9%	18.3%

KBW’s analysis showed the following concerning the Company’s market valuation:

	Clark		Merger		Group		Group
	at Market		Proposal		Mean		Median

Enterprise value to LTM revenue	1.2	x	1.5	x	1.4	x	1.5x
Enterprise value to LTM EBITDA	12.7	x	16.0	x	10.8	x	10.4x
Enterprise value to 2006 estimated EBITDA	10.4	x	13.1	x	8.8	x	9.2x
Enterprise value to 2007 estimated EBITDA	8.1	x	10.2	x	7.1	x	7.6x
Stock price to 2006 estimated earnings per share	27.2	x	36.0	x	18.3	x	18.4x
Stock price to 2007 estimated earnings per share	16.3	x	21.6	x	15.5	x	15.9x

Note: Enterprise value, revenue and EBITDA results adjusted to reflect debt and segregated cash flows associated with CBC Insurance Revenue Securitization, LLC, a wholly owned special purpose subsidiary of the Company that issued $305 million of securitized notes in 2002.

Based on its analysis of the selected group of comparable companies, KBW derived an implied range of values for the Company’s common stock based upon minimum and maximum multiples of the comparable companies, excluding the highest and lowest values, and applying a 20% change of control premium. Using this methodology, the implied range of values based on the last twelve months’ revenue was $3.33 to $29.12 per share, and based on the last twelve months’ EBITDA was $4.88 to $16.91 per share. The implied range of values based on estimated 2006 EBITDA was $9.54 to $17.72 per share. The implied range of values based on 2007 estimated EBITDA was $11.67 to $15.95 per share. The implied range of values based on estimated 2006 earnings per share was $6.06 to $12.63 per share, and the implied range of values based on estimated 2007 earnings per share was $8.30 to $17.36 per share.

Comparable Transactions Analysis.  KBW reviewed publicly available information for selected transactions involving mergers and acquisitions of independent insurance brokers and other service companies since January 1, 2001. The selected transactions were not intended to represent the complete list of insurance broker and other service company transactions that have occurred during that time period. Rather, such transactions included only selected recent transactions involving insurance brokers and other service companies. The selected transactions were used in this analysis because the companies involved were deemed by KBW to operate in similar businesses or have similar financial characteristics to the Company. The selected transactions consisted of the following acquisitions:

Acquirer	Acquired Entity

Brown & Brown, Inc.	Hull and Company, Inc.
USI Holdings Corp.	Summit Global Partners, Inc.
Hewitt Associates	Exult Inc.
BB&T Insurance Services, Inc.	McGriff Seibels & Williams Inc.
BISYS Group Inc.	USA Insurance Group Inc.
Clark/Bardes Inc. (now Clark, Inc.)	Long, Miller & Associates, LLC
Hilb, Rogal and Hamilton Co.	Hobbs Group LLC
Greater Bay Bancorp	ABD Insurance & Financial Services, Inc.
Benfield Greig Group Plc	E.W. Blanch Holdings, Inc.
Aon Corp.	ASI Solutions

For each precedent transaction, KBW derived and compared, among other things, the implied enterprise value paid for the acquired company to:

•	the revenue of the acquired company for the latest twelve months of results publicly available prior to the time the transaction was announced; and

•	the EBITDA of the acquired company for the latest twelve months of results publicly available prior to the time the transaction was announced.

Transaction multiples for the merger were derived from the $16.55 per share price for the Company and the Company’s outstanding debt as of September 30, 2006. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

			Comparable		Comparable
	Clark		Transaction		Transaction
	Transaction		Mean		Median

Enterprise Value / Trailing 12 Months Revenue	1.5	x	2.2	x	2.1x
Enterprise Value / Trailing 12 Months EBITDA	16.0	x	10.0	x	9.7x

Note: Enterprise value, revenue and EBITDA results adjusted to reflect debt and segregated cash flows associated with CBC Insurance Revenue Securitization, LLC.

Based on its analysis of the selected group of comparable transactions, KBW derived an implied range of values for the Company’s common stock of $14.63 to $34.23 per share based upon the minimum and maximum multiples (excluding the highest and lowest values) for the last twelve months’ revenue for the comparable transactions, and $7.96 to $10.87 per share based upon EBIDTA for the last twelve months for the comparable transactions.

No company or transaction used as a comparison in the above analysis is identical to the Company or the Merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the various companies surveyed.

Company Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to determine a range of the present values of after-tax cash flows that the Company could reasonably provide to equity holders through 2011 on a stand-alone basis, excluding the effects related to the Merger. In performing this analysis, KBW used I/B/E/S estimates of per share net income of $0.46 for 2006 and $0.77 for 2007, and the I/B/E/S long-term growth rate of 16.5% thereafter. The range of values was determined by adding (1) the present value of the Company’s earnings potentially distributable as dividends, and (2) the present value of the “terminal value” of the Company’s common stock. In calculating the terminal value of the Company’s common stock, KBW applied multiples ranging from 12.0x to 18.0x 2012 forecasted earnings. The dividend stream and the terminal value were then discounted back using discount rates ranging from 14.0% to 16.0%, which range KBW viewed as appropriate for a company with the Company’s risk characteristics. This analysis resulted in a range of values for the Company of $11.11 to $17.18 per share. Using management’s 2007 earnings per share estimate of $0.57 per share but otherwise performing the same analysis, the discounted cash flow value range is $8.25 to $12.77 per share.

KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Company Common Stock.

Historical Transaction Premium Analysis.  KBW reviewed and compared premiums to stock price paid in selected public acquisitions from October 12, 2001 to October 12, 2006 in transactions with equity value between $100 million and $500 million and in selected acquisitions of financial institutions in the same date and value range, to the implied premium in the Merger to the closing stock price for the Company’s Common Stock on November 1, 2006.

The following table presents the results of this analysis:

	One Day	One Week	One Month
	Premium	Premium	Premium

Clark transaction	32%	33%	45%
All precedent transactions (mean)	26%	28%	33%
All precedent transactions (median)	21%	23%	28%
Financial institution transactions (mean)	24%	25%	29%
Financial institution transactions (median)	19%	20%	23%

Other Analysis.  KBW calculated the weighted average cost of capital for the Company based on market information and information for the group of comparable companies. KBW reviewed historical financial results and selected financial and operating ratios for the Company.

Miscellaneous.  The Special Committee retained KBW as an independent contractor to deliver a fairness opinion. As part of its investment banking business, KBW is continually engaged in the valuation of insurance broker and service company securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of insurance companies and insurance brokers, KBW has experience in, and knowledge of, the valuation of insurance enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, the Company. As an active trader in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for KBW’s own account and for the accounts of its customers.

KBW has not provided investment banking services to the Company in the past two years.

The Company and KBW entered into an agreement relating to KBW’s rendering of a fairness opinion in connection with the Offer and Merger and providing a valuation of the MBO Businesses (as described below). The Company agreed to pay KBW a cash fee of $500,000 promptly after the delivery of the fairness opinion. Pursuant to the KBW engagement agreement, the Company also agreed to reimburse KBW for out-of-pocket expenses and disbursements, including reasonable fees and expenses of counsel incurred in connection with its retention and to indemnify KBW and certain related parties against certain and liabilities.

A copy of KBW’s opinion is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

(vi)  Valuation of MBO Businesses

The Special Committee also engaged KBW to provide a valuation of the MBO Businesses. In advising the Special Committee as to the valuation of the MBO Businesses, KBW reviewed and analyzed the financial and operating condition of both the Company as a whole and the MBO Businesses separately, including: (i) the historical and current financial position and results of operations of the MBO Businesses; (ii) the strategic position of the MBO Businesses; and (iii) the MBO Businesses’ reliance on certain key employees for revenue production. KBW also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the financial services industry generally.

In conducting its review and valuation analysis, KBW based its findings upon financial and other information provided to it by the Company or publicly available, and KBW has not assumed any responsibility for independently verifying the accuracy or completeness of any such information. KBW relied upon the management of the Company as to the reasonableness and achievability of financial and operating forecasts and projections (and the assumptions and bases therefore) provided to KBW, and KBW assumed that such forecasts and projections reflect the best currently available estimates and judgments of management and that such forecasts and projections will be realized in the amounts and in the time periods estimated by management.

The following is a summary of the material financial analyses presented by KBW to the Special Committee on October 24, 2006 in connection with its review of the proposed offer for the MBO Businesses of $35.3 million paid in cash at closing along with the assumption of debt of $8.8 million for an aggregate purchase price of $44.1 million.

The MBO Businesses Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis (i.e., analysis of the present value of the projected debt-free, after-tax cash flows) to generate a range for the implied present value if the MBO Businesses operated as a stand-alone entity. The revenue, expense and net income assumptions that formed the basis of the analysis were based on projections provided by management. Management provided KBW with two sets of projections: a Management Scenario and an Employee Attrition Scenario. The Management Scenario projections assumed that the MBO Businesses would be able to retain key producers in the event that the MBO Businesses operated as a stand-alone entity. The Employee Attrition Scenario assumed that the MBO Businesses would lose certain key producers not subject to long-term employment agreements in the event that it operated as a stand-alone entity. The discounted cash flow analysis under the Management Scenario yielded a range of present values of $40 - $65 million. The discounted cash flow analysis under the Employee Attrition Scenario yielded a range of present values of $3 - $9 million.

For both the Management Scenario and Employee Attrition Scenario, the range of values was determined by adding (i) the present value of the MBO Businesses’ estimated free cash flow for the years 2007 through 2011 and (ii) the present value of the terminal value of the MBO Businesses. Terminal values for the MBO Businesses were calculated based on a range of terminal multiples applied to the 2011 earnings before interest, depreciation and amortization.

Selected Peer Group Analysis.  Using publicly available information, KBW compared the financial performance and financial condition of the MBO Businesses to those of a selected group of comparable independent service companies.

Companies included in the group were:

Hewitt Associates Inc.
Watson Wyatt Worldwide
National Financial Partners
BISYS Group Inc.
CBIZ Inc.
Crawford & Co.
CorVel Corp.
Cunningham Lindsey Inc.

KBW applied a range of multiples for revenue and EBITDA, adjusted for a small cap discount, to the pro forma results of the MBO Businesses under the Employee Attrition Scenario to determine a range of fully distributed values. The range of values for the MBO Businesses using this methodology was $22.0 million to $75.0 million.

(c)  Intent to Tender.  Pursuant to the Tender Agreements, Messrs. Wamberg and Pyra have agreed to tender their shares of Common Stock and, to the Company’s knowledge, after reasonable inquiry, the Company’s other directors and affiliates currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger and adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.	PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Board of Directors of the Company formally retained Sandler O’Neill to act as financial advisor in connection with a possible business combination or alternative transaction involving the Company and AEGON NV or one of its affiliates and to render a fairness opinion with respect to any transaction. The Board of Directors retained Sandler O’Neill based on Sandler O’Neill’s qualifications, experience and expertise, and Sandler O’Neill’s familiarity with the Company and its businesses. Pursuant to the Company’s engagement letter with Sandler O’Neill, the Company agreed to pay Sandler O’Neill a fee in the amount of 1.0% of the aggregate purchase price, or approximately $2.9 million, of which approximately $0.7 million became due upon the signing of the Merger Agreement, and approximately $2.2 million will be payable upon closing of the Merger. In addition, the Company agreed to pay Sandler O’Neill a fee of $350,000 in connection with the delivery of its fairness opinion, which amount will be credited against the fees payable by the Company to Sandler O’Neill upon signing of the Merger Agreement. The Company also agreed to reimburse Sandler O’Neill for reasonable out-of-pocket expenses and disbursements, including reasonable counsel fees, not to exceed $30,000, unless otherwise approved by the Company in advance.

Pursuant to the terms of an engagement letter dated October 9, 2006, the Special Committee formally retained KBW to (a) render an opinion as to the fairness of a merger between the Company and AEGON NV or one of its affiliates that would include a sale of certain assets of the Company to members of Company’s management, and (b) to provide a valuation of the businesses proposed to be purchased by management. The Committee retained KBW based on KBW’s qualifications, experience and expertise. Pursuant to KBW’s engagement letter, the Company agreed to pay KBW a fee of $500,000 in respect of KBW’s fairness opinion and the valuation and $50,000 in respect of each update to KBW’s fairness opinion requested by the Company. The Company also agreed to reimburse KBW for out-of-pocket expenses and disbursements, including reasonable counsel fees.

Each of the engagement letters contain terms in which the Company agrees to indemnify Sandler O’Neill and KBW, as applicable, and each of their respective affiliates, officers, directors, employees, agents and controlling persons, against certain liabilities and expenses arising out of their respective engagement.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

The information contained in the Offer to Purchase concerning the retention of persons for the purpose of making solicitations on behalf of the Purchaser and Parent under “The Tender Offer — 14. Fees and Expenses” is incorporated by reference herein.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, neither the Company, any executive officer, director or subsidiary of the Company, nor, to the best of the Company’s knowledge, any other affiliate of the Company has effected a transaction in shares of Common Stock except as follows:

On October 2, 2006, Mr. Wamberg acquired approximately 1,238 phantom stock units pursuant to a previously established election by Mr. Wamberg under the Company’s deferred compensation and flexible benefit plans. The phantom stock units convert to Common Stock on a 1-for-1 basis, and may be settled in cash and/or Common Stock. Mr. Wamberg participates in the Company’s 401(k) retirement plan through which, during the past 60 days, he has acquired approximately 77 shares in accordance with his previously established investment elections.

For the 2006 fourth quarter offering period, Leslie N. Brockhurst, the President of Clark Consulting, Inc.’s Corporate Solutions Practice, and Jeffrey Lemajeur, the Company’s Chief Financial Officer, have elected to deduct $6,000 and $750, respectively, from their payrolls toward the purchase of Common Stock under the Company’s Employee Stock Purchase Plan. The purchase of stock will occur at the end of the offering period.

The summary of the Tender Agreements contained in Item 3 is incorporated herein by reference.

The summary of the Merger Agreement contained in Section 12 under “Special Factors” in the Offer to Purchase is incorporated herein by reference.

The information set forth in the Offer to Purchase in Section 10 under “Special Factors” and in Section 12 under “The Tender Offer” is incorporated herein by reference.

Company Repurchases of Common Stock.

The following table sets forth information concerning purchases of shares of Common Stock made by, or on behalf of, the Company during any calendar month for the period beginning November 1, 2004 though December 13, 2006 pursuant to Company stock repurchase programs previously disclosed in the Company’s periodic filings with the Commission. For any monthly period not indicated below, no repurchases were made during that month. Only the average price paid per share is available to the Company.

	Total Number of	Average Price
Period	Shares Purchased	Paid Per Share

October 1, 2005 through October 31, 2005	100,000	$15.87
September 1, 2005 through September 30, 2005	201,200	$16.40
August 1, 2005 through August 31, 2005	519,400	$16.00
March 1, 2005 through March 31, 2005	10,000	$16.96
February 1, 2005 through February 28, 2005	35,000	$16.25
December 1, 2004 through December 31, 2004	149,400	$16.19
November 1, 2004 through November 30, 2004	228,300	$14.26

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described below and in Items 2, 3 and 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company (other than the MBO Agreement); or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

As described under “Special Factors — 12. The Merger Agreement and Related Agreements” of the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

As more fully described in Item 3 hereof, the MBO Agreement provides that the Company may solicit other potential buyers for the MBO Businesses to determine if a superior transaction is available to the Company and its stockholders. The Company may complete such an alternative transaction on terms subject to the approval of Parent if a proposal that is deemed superior by the Special Committee is not met by C-W Co. and is accepted by the Company. The sale of MBO Businesses pursuant to the MBO Agreement will not be consummated if such an alternative transaction is completed. Currently, the Company is in the process of soliciting indications of interest from third parties that may wish to acquire all or a portion of the MBO Businesses. Although confidentiality agreements have been entered into with certain parties to permit them to review information and documentation relating to the MBO Businesses, to date, no discussions are underway with regard to any specific offer or proposal. No assurances can be made that the solicitation process will lead to an alternative transaction that would result in additional consideration for the shares of Common Stock tendered in the Offer or acquired in the Merger.

Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

(a)  Appraisal Rights Under Delaware General Corporation Law.  No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the surviving company in the Merger will be required to send a notice that the Merger has become effective to each stockholder that delivered to the Company a demand for appraisal prior to the vote and that has not voted in favor of the Merger. If the Merger is consummated through a short-form procedure, the surviving company in the Merger will be required to send a notice within 10 days after the Merger to all record holders of the Common Stock at the time of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.  The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

(b)  Stockholder Approval.  In the event the minimum tender conditions required to be met under the Merger Agreement have been satisfied, after the purchase of shares by Purchaser pursuant to the Offer, Purchaser and its affiliates will own more than a majority of the outstanding shares of Common Stock. In such an event, Purchaser and its affiliates will be able to effect the Merger without the affirmative vote of any other stockholder of the Company. In addition, the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, Purchaser acquires or controls the voting power of at least 90% of the shares of Common Stock, Purchaser and its affiliates would have the ability to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. If Purchaser and its affiliates own more than 80% but less than 90% of the outstanding shares of Common Stock after the expiration date of the Offer, Purchaser could seek to extend the Offer to purchase additional shares from stockholders who have not tendered their shares in order to reach the 90% threshold and effect a short-form merger.

(c)  Rights Plan.  On November 1, 2006, the Company entered into Amendment No. 1 (the “Amendment”), dated as of November 1, 2006, to its Rights Agreement (the “Rights Agreement”), dated as of July 10, 1998, between the Company and The Bank of New York, as rights agent, in connection with the transactions contemplated by the Merger Agreement. The Amendment excludes the Offer, the Merger and the other transactions contemplated by the Merger Agreement, or any announcement related thereto, from the provisions of the Rights Plan.

(d)  Regulatory Approvals.  For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, including pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see Section 12 of the Offer to Purchase which is incorporated herein by reference.

(e)  Information Provided Pursuant to Rule 14f-1 Under the Exchange Act.  The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company’s stockholders in connection with the possible appointment by the Purchaser of persons to the Company’s Board of Directors other than at a meeting of the Company’s stockholders, and such information is incorporated by reference herein.

(f)  Legal Proceedings.  On November 3, 2006, Call4U, Ltd. filed a complaint in the Court of Chancery of the State of Delaware, New Castle County (the “Court”) against AEGON NV, the Company, James M. Benson, George D. Dalton, Kenneth A. Guenther, Richard C. Lappin, Robert E. Long, Jr., Randolph A. Pohlman, Thomas M. Pyra, L. William Seidman and Tom Wamberg (collectively, the “Defendants”). The action was brought individually and as a class action on behalf of all holders of the Shares and their successors in interest, except the Defendants and their affiliates. The complaint alleges, among other matters, that the Defendants breached their fiduciary duties to holders of Common Stock by pursuing a course of conduct that is designed to enrich the Defendants at the expense of the holders of the Common Stock. The complaint seeks, among other matters, to enjoin the Offer and the Merger and in the event that the Offer and the Merger are consummated prior to the entry of the Court’s final judgment, to rescind the Offer and the Merger or award rescissory damages.

On November 9, 2006, Gustaaf Baart filed a complaint in the Court against the Defendants and C-W Co. The action was brought individually and as a class action on behalf of all holders of the Shares or their successors in interest, except the Defendants, C-W Co. and their affiliates. The complaint alleges, among other matters, that the Defendants and C-W Co. breached their fiduciary duties to holders of the Common Stock by carrying out a preconceived plan and scheme to protect and advance their own interests at the expense of the holders of the Common Stock. The complaint seeks, among other matters, to enjoin the Offer and the Merger and in the event that the Offer and the Merger are consummated prior to the Court’s entry of judgment, to rescind the Offer and the Merger or award rescissory damages.

The absence of any legal restraints that have the effect of preventing the consummation of the Merger is a condition to any party’s obligation to effect the Merger.

(g)  Schedule 13E-3.  Because the AEGON Group and the Company have agreed to treat the transactions contemplated under the Merger Agreement as “going-private” transactions subject to Rule 13e-3 under the Exchange Act solely for purposes of disclosure requirements thereunder, the Company will file with the Commission a Transaction Statement on Schedule 13E-3 with respect to the Offer and Merger, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed with the Commission.

(h)  Expenses.  The estimated cost and fees incurred or estimated to be incurred by the Company in connection with the Offer and the Merger are as follows:

SEC filing fees	$—
HSR filing fees	$62,500
Legal fees and expenses	$1,600,000
Accounting fees and expenses	$5,000
Printing fees and expenses	$10,000
Financial advisory and valuation fees and expenses	$3,420,000
Miscellaneous fees and expenses	$2,500

Total	5,100,000

(i)  Amendment to the Merger Agreement.  The Company, Parent and Purchaser have entered into an amendment to the Merger Agreement, effective as of November 1, 2006. As more fully described under “Item 4. The Solicitation or Recommendation — (b)(i) Background of the Offer,” the parties entered into the amendment to cure an inadvertent error in the provisions relating to disinterested stockholder approval of the Merger after the minimum tender condition has been satisfied and the Offer has closed, and to expand the list of stockholders who are not considered disinterested stockholders.

(j)  Other Material Information.  The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.	EXHIBITS.

*(a)(1)	Offer to Purchase dated December 13, 2006 (incorporated by reference to Exhibit(a)(1)(A) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
*(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
*(a)(3)	Letter to the Stockholders of the Company dated December 13, 2006.

*(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
*(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(D) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
*(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
*(a)(7)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit(a)(1)(F) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(8)	Summary Advertisement as published in The Wall Street Journal on December 13, 2006 (incorporated by reference to Exhibit(a)(1)(G) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(9)	Press Release issued by AEGON NV on November 1, 2006 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C of Purchaser and Parent filed on November 2, 2006).
(a)(10)	Press Release of the Company dated November 1, 2006 (incorporated by reference to Schedule 14D-9C filed with the Commission on November 2, 2006).
(a)(11)	Text of email to Company employees and question and answer sheet (incorporated by reference to Schedule 14D-9C of the Company filed with the Commission on November 2, 2006).
*(a)(12)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (incorporated by reference to Annex A of this Schedule 14D-9).
*(a)(13)	Opinion of Sandler O’Neill & Partners, L.P. (incorporated by reference to Annex B of this Schedule 14D-9).
*(a)(14)	Opinion of Keefe, Bruyette & Woods, Inc. (incorporated by reference to Annex C of this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger dated as of November 1, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on November 6, 2006).
(e)(2)	Amendment No. 1 to Agreement and Plan of Merger effective as of November 1, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on December 13, 2006).
(e)(3)	Tender and Voting Agreement dated November 1, 2006 with Tom Wamberg (incorporated by reference to Exhibit 3 of Amendment No. 1 to Schedule 13D of AEGON Group filed with the Commission on November 3, 2006).
(e)(4)	Tender and Voting Agreement dated November 1, 2006 with Thomas Pyra (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D of AEGON Group filed with the Commission on November 3, 2006).
(e)(5)	Asset Purchase Agreement dated November 1, 2006 (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K filed with the Commission on November 6, 2006).
(e)(6)	Confidentiality Agreement, dated October 5, 2006, by and between Parent and the Company (incorporated by reference to Exhibit(d)(3) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(e)(7)	Employment Agreement dated February 1, 2004 between the Company and Thomas M. Pyra (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on May 10, 2004).
(e)(8)	Amendment, dated April 26, 2005, to the Employment Agreement between the Company and Thomas M. Pyra (incorporated herein by reference to Exhibit 10.12(a) of the Company’s Annual Report on Form 10-K, filed with the Commission on February 27, 2006).
(e)(9)	Employment Agreement, dated as of September 1, 1999, between the Company and W.T. Wamberg (incorporated herein by reference to Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 12, 1999).

(e)(10)	First Amendment, dated March 6, 2002, to the Employment Agreement between the Company and W.T. Wamberg (incorporated herein by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K, filed with the Commission on March 27, 2002).
(e)(11)	Second Amendment, dated May 1, 2003, to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1(b) of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 13, 2003).
(e)(12)	Third Amendment, dated October 1, 2003, to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1(c) of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 13, 2003).
(e)(13)	Fourth Amendment, dated March 20, 2006, to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Commission on March 24, 2006).
(e)(14)	Employment Agreement, dated July 16, 2004, between the Company and Jeffrey W. Lemajeur (incorporated herein by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2004).
(e)(15)	Employment Agreement, dated April 12, 2006 between Clark Consulting Inc. and Leslie N. Brockhurst (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Commission on April 18, 2006).
(e)(16)	Amendment to Employment Agreement, dated April 12, 2006, between Clark Consulting Inc. and Leslie Brockhurst (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the Commission on April 18, 2006).
(e)(17)	Employment Agreement, dated January 26, 2006 among the Company, Clark Consulting Inc., Clark Benson LLC and James M. Benson (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the Commission on January 27, 2006).
(e)(18)	Limited Liability Company Agreement of Clark Benson LLC, dated as of January 26, 2006 (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Commission on January 27, 2006).
(g)	None.

Annex A	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Annex B	Opinion of Sandler O’Neill & Partners, L.P., dated December 6, 2006.
Annex C	Opinion of Keefe, Bruyette & Woods, Inc., dated November 1, 2006.

*	Included in materials delivered to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARK, INC.

By:	/s/ Thomas M. Pyra
Name: Thomas M. Pyra

Title:	President and Chief Operating Officer

December 13, 2006

Annex A

Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 13, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) to holders of shares of common stock, $0.01 par value, including the associated preferred stock purchase rights (collectively, the “Common Stock”) of Clark, Inc., a Delaware corporation (the “Company”).

You are receiving this Information Statement in connection with the possible appointment of persons to the board of directors of the Company (the “Company Board”) designated by AUSA Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”). Parent is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”) and an indirect wholly owned subsidiary of AEGON N.V. (“AEGON”), a limited liability stock company organized under the laws of The Netherlands. Such designation of directors is to be made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2006, as amended, among the Company, Parent and the Purchaser (the “Merger Agreement”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex A.

You are urged to read this information statement carefully. We are not asking you for a proxy, and you are requested not to send us a proxy.

BACKGROUND

Pursuant to the Merger Agreement, on December 13, 2006, Purchaser commenced a cash tender offer to purchase all outstanding shares (other than shares owned by Parent) of Common Stock at a price of $16.55 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser, Parent, AEGON USA and AEGON (collectively, the “AEGON Group”) with the Securities and Exchange Commission (the “Commission”). The Offer is scheduled to expire at 5:00 p.m. New York City time on February 20, 2007. However, Purchaser may extend the Offer from time to time to the extent provided in the Merger Agreement, including in order to achieve the Minimum Tender Condition, until the conditions of the Offer have been satisfied or waived. The Minimum Tender Condition provides that the Purchaser will not be required to accept for payment and pay for the shares tendered in the Offer unless there has been validly tendered and not withdrawn: (i) a number of shares of the Company, which together with shares already beneficially owned by Parent, represent at least a majority of the Company’s outstanding shares (determined on a fully diluted basis for outstanding stock options and rights to acquire Company shares); and (ii) a majority of the Company’s outstanding shares beneficially owned by persons (the “Disinterested Shareholders”) other than Purchaser, Parent, Tom Wamberg, Robert E. Long, Jr., James C. Bean, James M. Benson, Thomas M. Pyra, any other director of the Company, Kenneth Kies and any member of our management proposing to purchase the MBO Businesses (as described below), any executive officer or division president of the Company or any subsidiary thereof, and their respective affiliates.

Concurrently with the execution of the Merger Agreement, the Company and Clark Consulting, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Clark Consulting”), entered into an asset purchase agreement (the “MBO Agreement”) with Clark-Wamberg, LLC, a Delaware limited liability company (“C-W Co.”) and Mr. Wamberg, as a joint obligor with C-W Co., providing for the Company’s sale of the MBO Businesses (described below) to C-W Co. for $35.4 million and the assumption of certain liabilities. Mr. Wamberg, the Company’s Chairman and Chief Executive Officer is a principal of C-W Co.; James M. Benson, a member of the Company’s Board of Directors and the Chief Executive Officer of Clark Benson LLC, a subsidiary of Clark Consulting, Inc., and Kenneth J. Kies, managing director of the Company’s Federal Practice Group, are also expected to be members of C-W Co. The “MBO Businesses” consist of assets of the Company that are not core to Parent’s business. The Company intends to consummate the sale of the MBO Businesses immediately after the consummation of the Offer. The Merger Agreement requires, as a condition to Purchaser’s obligation to consummate the Offer, that Parent and Purchaser receive (i) certifications from the Company, Clark Consulting and C-W Co. that all conditions to close the MBO Agreement have been met and (ii) a copy of a financing commitment letter or evidence of an escrow receipt relating to the financing of the purchase of the MBO Businesses.

Following the successful completion of the Offer and closing of the sale of the MBO Businesses, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached, which has been filed by the Company with the Commission and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning members of the AEGON Group and the Parent Designees (as described below) has been furnished to the Company by the AEGON Group, and the Company assumes no responsibility for the accuracy or completeness of such information. References in this Information Statement to “us,” “we,” or “our” refer to the Company.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of October 31, 2006, there were 17,708,177 shares of Common Stock outstanding. As of the date of this Information Statement, Parent directly owns 2,286,994 shares of Common Stock, and may be deemed to beneficially own an additional 1,460,989 shares of Common Stock held by executive officers of the Company who have executed Tender and Voting Agreements in favor of Parent, which together represent approximately 21.2% of the outstanding Common Stock as of October 31, 2006. See “Ownership of Common Stock By Certain Beneficial Owners and Management” below for additional information.

PARENT DESIGNEES

The Merger Agreement provides that, immediately upon the purchase of and payment for shares of Common Stock by Purchaser representing the number of shares meeting or exceeding the Minimum Tender Condition pursuant to the Offer, Purchaser may designate directors (the “Parent Designees”) to the Company Board of Directors. The maximum number of Parent Designees allowed pursuant to the Merger Agreement is a number that is equal to the number of directors, rounded up to the nearest whole number, that is the product of the total number of directors on the Company Board (giving effect to the election of directors designated by Parent) multiplied by the percentage that the number of shares purchased by Purchaser plus the number of shares otherwise owned by Parent and its subsidiaries bears to the total number of shares then outstanding, on a fully diluted basis. Parent does not intend to designate more than four Parent Designees to the Company’s board.

The Merger Agreement provides that the Company will, at Purchaser’s option, promptly either increase the size of the Company Board or obtain the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or appointed to the Company Board. Immediately before the Merger becomes effective, the Company will cause all members of its current board of directors to resign.

Notwithstanding the foregoing, if shares are purchased pursuant to the Offer, the terms of the Merger Agreement authorize the Company Board to take actions to assure that there remain, until the effective time of the Merger, the requisite number of directors deemed “independent” to satisfy the New York Stock Exchange rules for continued listing.

The information below sets forth the names, current business addresses, present principal occupations or employment histories (covering a period of not less than five years) of each person that Purchaser has informed the Company that it may select as a Parent Designee. All persons listed below are citizens of the United States. The following persons, if elected or appointed, will serve as directors until the expiration of his term, or until his successor is elected and qualified.

Unless otherwise indicated, the current business address and telephone number of each Parent Designee is c/o AUSA Holding Company, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, (319) 355-8511. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to that individual’s position with a member of the AEGON Group.

		Present Principal Occupation or Employment;
Name and Business Address	Age	Material Positions Held During the Past Five Years

James R. Trefz	52	James R. Trefz is the Chief Operating Officer of the Extraordinary Markets, a business unit of a subsidiary of AEGON USA. He is responsible for all operational aspects of the division. Mr. Trefz joined the AEGON organization in 1980 and has held various positions prior to joining Extraordinary Markets in 2000. He is a Fellow of the Society of Actuaries.
James A. Beardsworth	44	James A. Beardsworth has served as Senior Vice President-Business Development and Treasurer of AEGON USA since 2005. Prior to that he served as Vice President and Corporate Controller from 1997 to 2005.
Peter Gilman	45	Peter Gilman joined the AEGON organization in 1993 as the National Director of Advanced Sales for the Individual Division. Mr. Gilman founded the Extraordinary Markets group for AEGON USA in 1994. Mr. Gilman is now the President and Chief Executive Officer of Extraordinary Markets working to continue the development and growth of AEGON’s position in the Bank Owned Life Insurance and Corporate Owned Life Insurance marketplace.
Kurt J. Laning c/o Clark Consulting, Inc. 102 South Wynstone Park Drive North Barrington, Illinois 60010 (847) 304-5800	45	Kurt J. Laning joined Clark Consulting, the primary operating subsidiary of the Company, in 1996, and has served as Chief Actuary since January 2006. He also has served as President of Clark Reinsurance Co., a subsidiary of the Company since June 2001. He has over 20 years of experience in the insurance industry, working internally as a product development actuary and externally designing and marketing insurance programs. He is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

Purchaser has informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. None of the Parent Designees is a director of, or holds any position with, the Company, except Kurt Laning, who currently serves as the Chief Actuary of Clark Consulting, Inc. Mr. Laning holds options to purchase 12,500 shares of Common Stock and is expected to become President of Clark Consulting, Inc. following completion of the Merger. None of the Parent Designees, who are employees of Parent or one of its affiliates, beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission. Purchaser has advised the Company that to the knowledge of the AEGON Group, none of the Parent Designees has any family relationship with any director or executive officer of the Company.

BOARD OF DIRECTORS AND EXECUTIVE
OFFICERS OF THE COMPANY

The Board of Directors of the Company currently consists of nine members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term. The directors also serve as directors of our subsidiary, Clark Consulting, Inc. As noted under “Parent Designees” above, we may increase the size of our board of directors or certain of our current directors may resign after the purchase of shares of Common Stock by Purchaser pursuant to the Offer.

Name	Age	Position with Clark, Inc.	Director Class	Term Expires

Tom Wamberg	53	Chairman & CEO	Class III	2007
Randolph A. Pohlman	62	Director	Class III	2007
James M. Benson	60	Director	Class III	2007
George D. Dalton	78	Director	Class I	2008
Kenneth A. Guenther	70	Director	Class I	2008
Richard C. Lappin	61	Director	Class I	2008
L. William Seidman	85	Director	Class II	2009
Robert E. Long, Jr.	51	Director	Class II	2009
Thomas M. Pyra	54	President & COO	Class II	2009

Class III Directors

Tom Wamberg, age 53, has served as the Chairman of the Board of Directors and a Director since June 1998. Mr. Wamberg became our President and Chief Executive Officer in September 1999 in connection with our acquisition of The Wamberg Organization, Inc. Mr. Wamberg served as a Director of our predecessor company from 1988 and served as the Chairman of the Board of our predecessor company from September 1996 until July 1998. Mr. Wamberg, who had been a consultant for us since 1976, was President and Chief Executive Officer of The Wamberg Organization, Inc., an independently operated sales office that marketed our products, until we acquired it in September 1999. Mr. Wamberg also serves on the Board of Trustees of the Cleveland Clinic. Mr. Wamberg graduated from Baldwin-Wallace College with a Bachelor of Arts degree in Finance. Mr. Wamberg was formerly President of the Association for Advanced Life Underwriting. Mr. Wamberg is the managing member of the privately-held firm organized to purchase the MBO Businesses.

Randolph A. Pohlman, age 62, has served as a Director and a member of the Compensation Committee of our Board of Directors since June 1998, a member of the Audit Committee since January 2000, of which he is Chairman; and a member of the Nominating and Corporate Governance Committee since January 2004. Dr. Pohlman also serves in the role of Lead Director for the Board. From February 1996 until July 1998, Dr. Pohlman served as a member of our predecessor company’s advisory board. Since July 1995, Dr. Pohlman has served as the Dean of the H. Wayne Huizenga School of Business and Entrepreneurship at Nova Southeastern University in Fort Lauderdale, Florida. From April 1990 to July 1995, Dr. Pohlman served as a senior executive for Koch Industries. Dr. Pohlman sits on the board of Viragen, Inc., and PharmaMatrix. He graduated from Kansas State University with Bachelor of Science and Master of Science degrees in Business Administration and, in addition, earned a Ph.D. in finance and organizational behavior from Oklahoma State University.

James M. Benson, age 60, has served as a Director since he was elected to the board in February 2006, and currently serves as president and chief executive officer of Clark Benson LLC, a subsidiary of Clark Consulting, Inc. that concentrates on financial planning, wealth transfer and employee benefits. Mr. Benson is former president and chief executive officer of John Hancock Life Insurance Company, a division of Manulife Financial. Prior to joining Hancock in 2002, Mr. Benson was president of MetLife’s Individual Business enterprise, which manufactures and distributes insurance and investment products through MetLife Financial Services, New England Financial, GenAmerica Financial, MetLife Investors Group, Texas Life and Nathan & Lewis Securities. He also was chairman, president and chief executive officer of Boston-based New England Financial, as well as chairman, president and chief executive officer of GenAmerica Financial Corporation, both MetLife affiliates. Before joining New England Financial and MetLife in 1997, Mr. Benson held the dual position of president and chief operating officer of Equitable Companies, Inc., and was chief executive officer of its flagship life insurance operation, Equitable Life Assurance Society. Prior to joining The Equitable in 1993, Mr. Benson was president of the New York office of Management Compensation Group. Mr. Benson serves on the boards of the University of Illinois Foundation, United Way of Massachusetts, Bay Hospital for Special Surgery, BrightHouse, Bryant College, The Wang Center for the Performing Arts, Achilles Track Club, and The American College Endowment Foundation. Mr. Benson graduated from the University of Illinois with a B.A. in Economics and earned an M.B.A. from the University of Southern California. Mr. Benson is expected to be a member of the privately-held firm organized to purchase the MBO Businesses.

Class I Directors

George D. Dalton, age 78, has served as a Director and a member of the Compensation Committee of our Board of Directors, of which he is Chairman, since October 1998, a member of the Audit Committee since January 2000 and a member of the Nominating and Corporate Governance Committee since January 2004. Mr. Dalton was a Director of Fiserv Inc., a public company engaged in data processing outsourcing, from 1984 to 2000. Mr. Dalton was its Chief Executive Officer from 1984 to 1999. Since August 2000, Mr. Dalton has served as the Chairman and Chief Executive Officer of NOVO1, Inc., a provider of call center and direct marketing services located in Waukesha, WI. He also serves as a director of Fiduciary Management, Inc., Wisconsin Humane Society, United Performing Arts, Discovery World, the Milwaukee Public Museum, the Milwaukee School of Engineering Board of Regents and Wisconsin Wireless, Inc.

Kenneth A. Guenther, age 70, has served as a Director and a member of the Audit Committee, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee, each since April 2005. Mr. Guenther retired in March 2004 as the President and CEO of the Independent Community Bankers of America (ICBA), a position he held from 1979 to 2004. He serves on the board of Independent Bankers Association of America and is Chairman of The Washington Campus. He is a National Executive Volunteer for the AARP Foundation’s money management program. Prior to joining ICBA, he served as an assistant to the Board of Governors of the Federal Reserve System under chairmen Volker, Miller and Burns. Previously, he had a senior position in the Ford White House from 1974 to 1975, served in the U.S. Treasury Department as a presidential appointee in the Nixon administration and served as a senior staff member for Senator Jacob K. Javits (NY) and as a Foreign Service officer in the U.S. and overseas. He has also served on the National Advisory Committee of the Small Business Administration. Mr. Guenther was awarded the American Banker’s Lifetime Achievement award in December of 2004. He did his undergraduate work at the University of Rochester and his graduate work at the School of Advanced International Studies of the Johns Hopkins University, the University of Rangoon in Burma, and at the Yale University Graduate School.

Richard C. Lappin, age 61, has served as a Director and a member of the Audit Committee, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee, each since April 2005. Mr. Lappin is currently the Chairman of the Board of Haynes International, a specialty alloy manufacturer. Prior to that he was Senior Managing Director of the Blackstone Group, L.P. where he was a member of the Private Equity Group from 1998 to 2002. He also helped monitor the operations of Blackstone Capital Partners portfolio companies and evaluated business strategy options. Before joining Blackstone, from 1989 to 1998, he served as President of Farley Industries, which included West-Point Pepperell, Inc., Acme Boot Company, Inc., Tool and Engineering, Inc., Magnus Metals Inc. and Fruit of the Loom, Inc. Since 1999, Mr. Lappin has also served on the Board of Premcor, Inc. and the Board of American Axle & Manufacturing

Holdings, Inc. Mr. Lappin holds undergraduate degrees in Psychology, Economics and Management from the University of Detroit.

Class II Directors

L. William Seidman, age 85, has served as a Director and a member of the Compensation Committee of our Board of Directors since June 1998, a member of the Audit Committee since January 2000 and a member of the Nominating and Corporate Governance Committee, of which he is Chairman, since January 2004. From September 1997 until July 1998, Mr. Seidman served as a member of our predecessor company’s advisory board. Mr. Seidman is a chief commentator on NBC cable network’s CNBC and publisher of Bank Director magazine. Mr. Seidman also serves on the boards of Fiserv, Inc., GMAC Bank, Capmark Bank (formerly GMAC CM and Escrow Bank), Amstore, Inc. and LML Payments. From 1985 to 1991, Mr. Seidman served as the Chairman of the Federal Deposit Insurance Corporation under Presidents Reagan and Bush. He became the Chairman of the Resolution Trust Corporation in 1989 and served in that capacity until 1991. Prior to that, Mr. Seidman served as President Reagan’s co-chair of the White House Conference on Productivity, President Ford’s Assistant of Economic Affairs and a member of the Arizona Governor’s Commission on Interstate Banking. Mr. Seidman is a former dean of Arizona State’s College of Business. Mr. Seidman holds an A.B. from Dartmouth (Phi Beta Kappa), an L.L.B. from Harvard Law School and a M.B.A. (with honors) from the University of Michigan.

Robert E. Long, Jr., age 51, has served as a Director since he was elected to the board in January  2006. Mr. Long previously served as Director from January 2003 through April 2005. Mr. Long is currently associated with Granville Capital, Inc. a Greensboro, North Carolina firm. He was a founder and partner of Long Miller & Associates in Greensboro, prior to its acquisition by Clark Consulting in 2002. Mr. Long has over twenty years of experience in the corporate-owned life insurance market and has focused the past ten years on bank-owned life insurance. He is a graduate of North Carolina State University and holds a B.A. in Economics and a B.A. in Business Administration.

Thomas M. Pyra, age 54, has served as a Director since February 2005. Mr. Pyra was elected President of the Company in April 2005. He has filled the role of Chief Operating Officer for the Company since October 1999 and previously as Chief Financial Officer from July 1998 through August 2003. Prior to joining Clark, Mr. Pyra served as Vice President and Chief Financial Officer of Geodesic Systems, L.L.C. from April 1997 through July 1998. He also served as Chief Financial Officer for Recompute Corporation from October 1995 until January 1997 and served as Vice President and Controller of Intercraft Company from October 1992 until June 1995. Mr. Pyra received a Bachelor of Science degree in finance and an MBA from DePaul University.

The address of each of the foregoing directors is c/o Clark Consulting, Inc., 102 South Wynstone Park Drive North Barrington, Illinois 60010.

Committees — Composition and Meetings of the Board of Directors

Members of our Board of Directors have been appointed to serve on various committees of the Board of Directors. The Board of Directors currently has three standing committees: (1) the Compensation Committee; (2) the Nominating and Corporate Governance Committee; and (3) the Audit Committee.

Compensation Committee.  The Compensation Committee reviews management compensation levels, reviews and approves the Company’s goals and objectives, evaluates the performance of the Chief Executive Officer in light of the Company’s goals and objectives, determines the compensation of the Chief Executive Officer and provides recommendations to the Board of Directors regarding the compensation of our other executive officers, including bonuses and incentive compensation plans and equity-based compensation plans. The current members of the Compensation Committee are Messrs. Dalton (Chairman), Pohlman, Seidman, Guenther and Lappin. The Compensation Committee is comprised entirely of independent directors, as defined in the NYSE listing standards as currently in effect.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee (the “Nominating Committee”) identifies and evaluates qualified candidates to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, periodically reviews the composition of the Board of Directors and its committees with respect to the skills and experience represented, develops corporate governance guidelines and oversees the evaluation of management and the Board of Directors. The Nominating Committee was established in January 2004. The current members of the Nominating Committee are Messrs. Seidman (Chairman), Dalton, Pohlman, Guenther and Lappin. The Nominating Committee is comprised entirely of independent directors, as defined in the NYSE listing standards as currently in effect.

Audit Committee.  The Audit Committee reviews the scope and approach of our annual audit, our annual financial statements and the auditors’ report thereon and the auditors’ comments relative to the adequacy of our system of internal accounting and financial controls. The Audit Committee also recommends to the Board of Directors the appointment of independent public accountants for the following year. The current members of the Audit Committee are Messrs. Pohlman (Chairman), Dalton, Seidman, Guenther and Lappin. The Audit Committee is comprised entirely of independent directors, as defined in the NYSE listing standards as currently in effect. The Board of Directors has determined that Mr. Seidman is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. Mr. Seidman also serves on the audit committee of two other public companies. The Board of Directors has determined that such simultaneous audit committee service would not impair the ability of Mr. Seidman to effectively serve on the audit committee.

The Board of Directors has adopted a code of business conduct and ethics, a corporate governance policy and a charter for each of the Compensation Committee, Nominating Committee and Audit Committee, which charters are posted under the Investor Relations portion of the Company’s website at www.clarkconsulting.com. The foregoing information will also be available in print to any stockholder who requests such information.

Consideration of Director Nominees

Director Qualifications

Our Corporate Governance Policy contains membership criteria that apply to nominees recommended for a position on the Company’s Board. Under these criteria, members of the Board of Directors should have the highest character and integrity and possess significant experience and skills that will benefit the Company. In selecting nominees for the Board of Directors, the Nominating Committee will consider the diversity of experience and background represented on the Board of Directors, the need for particular expertise on the Board of Directors or committees and the desire for directors to work cooperatively to represent the best interests of the Company, its stockholders and employees. Each director should be committed to enhancing stockholder value and should have sufficient time to fulfill their responsibilities and provide insight into the direction of the company. Each director must represent the interests of all stockholders. At least a majority of the Board of Directors must be independent as defined by the NYSE listing standards.

Director Independence

Of the current directors, Messrs. Dalton, Pohlman, Seidman, Guenther and Lappin are independent directors, as defined in the NYSE listing standards. The Board of Directors has determined that each independent director does not have a material relationship with the Company (either directly as a partner, shareholder or officer of an organization that has a relationship with the Company). In making such a determination, the Board of Directors applied the standards set forth in our Corporate Governance Policy.

Stockholder Director Nominees

The Nominating Committee considers properly submitted stockholder nominations of candidates for membership to the Board of Directors. In evaluating such nominations, the Nominating Committee seeks to achieve a balance of knowledge, experience and ability on the Board of Directors and to address the membership criteria set forth above under the caption “Director Qualifications.” Any stockholder director nominee recommendations must be received in writing and addressed to the Nominating and Corporate Governance Committee, c/o Clark, Inc., 102 South Wynstone Park Drive, North Barrington, Illinois 60010. To be considered timely, any stockholder director nominee recommendation must set forth:

•	the proposed director nominee’s name, qualifications and the reason for such recommendation;

•	the name and address of the stockholder(s) proposing such director nominee;

•	the number of shares of stock of the Company that are beneficially owned by such stockholder(s) proposing the director nominee recommendation; and

•	a description of any financial or other relationship between the stockholder(s) and such nominee or between the nominee and the Company or any of our subsidiaries.

Identifying and Evaluating Director Nominees

The Nominating Committee uses a variety of methods for identifying and evaluating director nominees. The Nominating Committee regularly assesses the appropriate size of our Board of Directors, and whether any vacancies are expected because of retirement or otherwise. In the event that vacancies arise, the Nominating Committee considers various potential candidates for a directorship position. Candidates may come to the attention of the Nominating Committee through current members of our Board of Directors, professional search firms, stockholders or other persons. These candidates are evaluated throughout the year by the Nominating Committee. The Nominating Committee considers properly submitted stockholder nominations for candidates to the Board of Directors.

Stockholder Communications with Directors

Generally, stockholders who have questions or concerns regarding the Company should contact our Investor Relations department at c/o James W. Radosevich, Vice President and Corporate Secretary at 102 South Wynstone Park Drive, North Barrington, Illinois 60010. However, any stockholder who wishes to communicate directly with the Board of Directors, or any individual director, should direct his or her questions in writing to any director or to all directors c/o Clark, Inc., 102 South Wynstone Park Drive, North Barrington, Illinois 60010. The Company’s policy is to forward written communications received from stockholders to the appropriate directors.

Executive Sessions

The non-management directors will meet separately at least four times per year, or more frequently if necessary, in regularly scheduled executive sessions without management participation. Non-management directors include all independent directors as well as any other directors who are not officers of the Company, whether or not “independent” by virtue of a material relationship with the Company or otherwise. Mr. Pohlman has been elected by the Board of Directors to serve as its Lead Director.

Interested parties may communicate directly with the Lead Director or with the non-management directors as a group by sending his or her communication in writing to the Lead Director c/o Clark, Inc., 102 South Wynstone Park Drive, North Barrington, Illinois 60010.

Board Meetings

During 2005, the Board of Directors met thirteen times, including telephonic meetings. In addition, the Compensation Committee met six times, the Nominating Committee met six times and the Audit Committee met eleven times including telephonic meetings. Each of the directors of the Company attended at least 75% of the total number of meetings held of the Board and Board committees on which such director served during 2005, except for Richard C. Lappin.

The policies adopted by the Board of Directors encourage each director to attend our Annual Meeting of Stockholders each year. Generally, the Board holds a board of directors meeting on the same day as the

Annual Meeting, which allows the directors to attend the Annual Meeting. All directors attended our 2005 Annual Meeting.

Compensation of Directors

The members of the Board of Directors who are also employees receive no additional compensation for their services as a Director. The Board of Directors has the authority to determine the compensation of the non-employee Directors. The Board of Directors approved the following non-employee Director compensation package, which went into effect on July 1, 2006.

Annual Cash Retainers
Board member retainer:	$30,000
Audit committee chairman retainer:	10,000
Other committee chairman retainer:	5,000
Lead director additional retainer	15,000
Meeting Fees (per meeting)
Board meeting attendance fee:	$ 1,000
Audit committee meeting attendance fee:	750
Other committee meeting attendance fee:	750

Equity Compensation
Initial grant upon commencement of director service:	Options to purchase 10,000 shares of Common Stock
Annual grant:	Options to purchase 8,000 shares of Common Stock
Additional grant upon re-election to an additional three-year term:	Options to purchase 10,000 shares of Common Stock

The annual cash retainer for service as a member of the Board of Directors is a flat fee and replaces the Company’s previously existing tiered fee structure based on the number of director terms served. Similarly, the annual grant of options to purchase 8,000 shares of Common Stock will be awarded to each director without regard to the number of director terms served. Annual options granted to members of the Board of Directors will vest ratably in quarterly installments over the subsequent 12 months, and the commencement of director service/re-election options will vest ratably on an annual basis over a three-year period beginning on the date of grant. All options are issued with an exercise price equal to the market value of Common Stock on the date of grant and expire ten years from the date of grant.

On December 11, 2006, the Board of Directors approved compensation terms for the independent directors serving on the special committee of the Board of Directors of the Company (the “Special Committee”) that was formed to consider the Offer and the Merger. Each member of the Special Committee will receive a $10,000 retainer, with the exception of Randoph A. Pohlman, who will receive $15,000 as the Chairman of the Special Committee. Each member of the Special Committee is entitled to a $2,000 attendance fee for each meeting of the Special Committee attended (whether in person or telephonically). The Special Committee attendance fee is in lieu of the usual fee that would otherwise be payable to the Special Committee member for his attendance at a committee or Board of Directors meeting.

Executive Officers of the Company

Below are the biographies for three executive officers in 2005 who are not identified as a director. The following includes the biography of James C. Bean, who as of January 2006 no longer serves as an executive officer of the Company. Many of our executive officers also hold similar offices with our subsidiary, Clark Consulting, Inc. The Board of Directors elects our officers. Each officer holds office until his successor is elected and qualified or until their earlier death, disqualification, retirement, resignation or removal from office.

Leslie N. Brockhurst, 60, became an Executive Vice President in March 2003 when he also became President of our Executive Benefits Practice. In 2005 the Company announced the combination of its Executive Benefits Practice and Banking Practice into one unit. Mr. Brockhurst serves as President of the combined practice since January 2006. He previously served as Managing Director for the Northwest Region in the Executive Benefits Practice, and prior to joining us, he held senior executive positions at McDonnell Douglas and Arizona Public Service, the state’s largest investor-owned utility. Mr. Brockhurst received his Bachelor of Science degree in physics and mathematics from Bishop’s University in Lennoxville, Quebec, and he received postgraduate degrees in education and business from McGill University in Montreal and Webster University in St. Louis.

Jeffrey W. Lemajeur, 45, joined us in August of 2003 as Corporate Controller, Chief Accounting Officer and Chief Financial Officer. Previously, Mr. Lemajeur served as Treasurer, Chief Financial Officer and Vice President of Finance for Enesco Group, Inc., a NYSE listed distributor of gift items from January of 1999 through July of 2003. He also served as Chief Financial Officer and Treasurer of Binks Manufacturing Company, an AMEX listed spray equipment manufacturer from October of 1991 through December of 1998. Mr. Lemajeur, a CPA, graduated magna cum laude from the University of Illinois at Champaign-Urbana where he earned a Bachelor of Science Degree in Accounting.

James C. Bean, 54, served as President of our Banking Practice from May 2004 through December 2005. As a result of the combination of the Banking Practice and Executive Benefits Practice in January 2006, Mr. Bean no longer serves as Practice President. He served as an Executive Vice President and was formerly Chief Integration Officer since July 2000. From February 1998 through July 2000, he was Chief Operating Officer of our Banking Practice. Prior to joining us, Mr. Bean held leadership positions at Mullin Consulting and Management Compensation Group/Healthcare and has 18 years experience in our industry. He also has experience in sales, international marketing, product management, manufacturing management and human resources in both small private as well as large public corporations. Mr. Bean received a B.A. from the University of Minnesota.

The address of each of the foregoing officers is c/o Clark Consulting, Inc., 102 South Wynstone Park Drive North Barrington, Illinois 60010.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS AND COMPENSATION

Below is the employment agreement information for our Chief Executive Officer and the four most highly compensated executive officers in 2005.

Chairman and Chief Executive Officer

As part of our acquisition of The Wamberg Organization, we entered into an employment agreement with W.T. (Tom) Wamberg, effective as of September 1, 1999, most recently amended on March 20, 2006 (the “Wamberg Agreement”). The Wamberg Agreement is for a term of five years, and the original employment agreement provided for an annual base salary of $260,000 with the salary level at December 31, 2005 of $550,000, which is reviewed annually by the Company’s Compensation Committee of the Board of Directors.

On March 20, 2006, the Company and Mr. Wamberg entered into an amendment (the “March 20 Amendment”) to the Wamberg Agreement. Pursuant to the March 20 Amendment, Mr. Wamberg’s annualized base salary was reduced to $50,000 per year. To compensate Mr. Wamberg for the reduction in base salary the amendment provides that Mr. Wamberg will receive an annual option grant with a value equal to the difference between his former salary and his new salary. Following execution of the March 20 Amendment, Mr. Wamberg received a grant of an option to purchase 86,430 shares.

In addition to this annual base salary, Mr. Wamberg is eligible to receive a bonus of up to 160% of his base salary, which is determined based on Company performance. The March 20 Amendment provides for such bonus to be paid in the form of options or cash. The Wamberg Agreement contains provisions concerning non-competition, non-solicitation and confidentiality. During the term of the Wamberg Agreement, Mr. Wamberg is to be employed as our Chief Executive Officer, and Mr. Wamberg has agreed to devote substantially all of his business time and attention to this task. If Mr. Wamberg’s duties or position differs materially from that of the Chief Executive Officer, upon termination without “cause,” or upon a change of control (as such terms are defined in the Wamberg Agreement), Mr. Wamberg may terminate his employment and elect to receive either 12 months salary plus accrued and unpaid benefits or no severance compensation and a waiver of the non-competition and non-solicitation covenants. Mr. Wamberg may also voluntarily terminate the Wamberg Agreement upon 30 days notice without any further obligation.

Named Executives

Thomas M. Pyra originally executed an employment agreement with the Company dated July 1, 1998, and most recently executed an agreement on April 26, 2005 (the “Pyra Agreement”). The term of the Pyra Agreement continues for one year and absent notice of termination, is automatically renewed every November 1 for an additional year, such that there is always one year remaining in the term of the Pyra Agreement. The original Pyra Agreement provided for a base salary of $330,000 with the salary level at December 31, 2005 of $525,000, which is reviewed annually by the Company’s Chief Executive Officer and the Compensation Committee of the Board of Directors. In addition to this annual base salary, Mr. Pyra is eligible to receive a bonus of up to 150% of his base salary, which is determined based on Company performance. The Pyra Agreement also provides for Mr. Pyra’s participation in the Company’s incentive and benefit plans as well as a car allowance. Mr. Pyra is subject to non-competition, non-solicitation and confidentiality provisions. The Pyra Agreement may be terminated immediately by the Company for “cause” or by Mr. Pyra for constructive termination, which includes change of control provisions (as such terms are defined in the Pyra Agreement).

Leslie N. Brockhurst executed an employment agreement with the Company dated March 17, 2003 (the “Brockhurst Agreement”). The Brockhurst Agreement is for a term of one year, with an automatic annual renewal. The original Brockhurst Agreement provided for a base salary of $330,000 with the salary level at December 31, 2005 of $375,000, which is reviewed annually by the Company’s Chief Operating Officer and the Compensation Committee of the Board of Directors. Mr. Brockhurst is eligible for an annual bonus opportunity of up to 125% of his annual base salary, which is determined based on Company performance. Upon the signing of the Brockhurst Agreement, Mr. Brockhurst received a 15,000 stock option grant and a 2004 grant of an additional 20,000 stock options. The Brockhurst Agreement also provides for Mr. Brockhurst’s participation in the Company’s incentive and benefit plans. Mr. Brockhurst is subject to non-competition, non-solicitation and confidentiality provisions.

Jeffrey W. Lemajeur had an original agreement with the Company dated August 29, 2003 and most recently executed an employment agreement on June 1, 2004 (the “Lemajeur Agreement”). The Lemajeur Agreement is for a term of one year, with an automatic annual renewal. The original agreement provided for a base salary of $175,000 with the salary level at December 31, 2005 of $230,000, which is reviewed annually by the Company’s Chief Operating Officer. Mr. Lemajeur is eligible for an annual bonus opportunity of up to 75% of his annual base salary, which is determined based on Company performance. In conjunction with his hiring, Mr. Lemajeur received a 10,000 stock option grant. The Lemajeur Agreement also provides for Mr. Lemajeur’s participation in the Company’s incentive and benefit plans. Mr. Lemajeur is subject to non-competition, non-solicitation and confidentiality provisions.

James C. Bean was a party to an employment agreement with the Company dated March 1, 2001 and most recently executed an agreement on May 6, 2004 (the “Bean Agreement”). The term of the Bean Agreement continues for one year and absent notice of termination, is automatically renewed every April 1 for an additional year, such that there is always one year remaining in the term of the Bean Agreement on each April 1. The Bean Agreement provided for a base salary of $230,000 per year with the salary level at December 31, 2005 of $357,500. In addition to his annual base salary, Mr. Bean is eligible to receive a target bonus of up to 140% of his base salary. The Bean Agreement also provides for Mr. Bean’s participation in the Company’s incentive and benefit plans. Mr. Bean is subject to non-competition, non-solicitation and confidentiality provisions. The Bean Agreement may be terminated immediately by the Company for “cause” or by Mr. Bean for constructive termination (as such terms are defined in the Bean Agreement). The Amendment addresses termination provisions due to a change in control (as defined in the Amendment) and related compensation thereto.

Key Executive Life Insurance

We maintain key man life insurance policies of $50.0 million on our Chairman and Chief Executive Officer and policies ranging from $1.0 to $25.0 million on certain other key executives. As part of our Chairman and Chief Executive Officer’s employment agreement, we agree to use the proceeds from the key man life insurance to purchase from the Chairman and Chief Executive Officer’s estate up to $20 million of common stock at the closing price on the last trading day immediately preceding his death.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee, as of the date of this information statement, is or has been an officer or employee of the Company or any of its subsidiaries.

Summary Compensation Table

The following table sets forth the annual and long-term compensation earned during the last three fiscal years with respect to our Chief Executive Officer and our four most highly compensated executive officers in 2005, other than the Chief Executive Officer.

					Long Term
					Compensation
					Number of
		Annual Compensation			Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options(3)	Compensation(4)

Tom Wamberg	2005	$550,000	$357,109	$112,267	60,000	$23,674
Chairman of the Board,	2004	549,653	338,587	101,452	100,000	11,225
Chief Executive Officer	2003	519,846	101,890	66,519	44,000	29,160
Thomas M. Pyra	2005	$524,519	$364,891	$24,058	50,000	$23,121
Chief Operating Officer	2004	498,851	404,242	37,488	100,000	19,173
	2003	400,282	78,455	26,363	30,000	21,855
Leslie N. Brockhurst	2005	$369,231	$175,385	$20,000	10,000	$13,871
Senior Vice President	2004	345,384	324,662	20,000	26,750	11,183
	2003	255,115	223,226	20,000	15,000	16,385
James C. Bean	2005	$357,500	$268,125	$0	—	$11,809
Senior Vice President	2004	345,875	345,875	70	—	4,037
	2003	308,520	60,470	0	20,000	21,000
Jeffrey W. Lemajeur(5)	2005	$213,750	$76,309	$0	—	$10,426
Chief Financial Officer	2004	183,269	91,268	0	—	4,794
	2003	57,884	6,077	0	10,000	943

(1)	Bonuses represent incentive compensation, whether under employment agreements entered into with the named executive officers, or otherwise. See “Executive Officer — Employment Agreements” above. Bonuses reflect amounts earned by the named executive officers during the referenced year, even though paid in the following year.

(2)	Perquisites that include (1) for Mr. Wamberg’s personal use of the Company aircraft and car allowance in the amount of $77,175 and $16,709, respectively; (2) for Mr. Pyra’s car allowance of $22,846; (3) for personal use of country clubs and health club dues in the amount of $12,133 for Mr. Wamberg and $1,212 for Mr. Pyra; and (4) for a perquisite allowance of $6,250 for Mr. Wamberg and $20,000 for Mr. Brockhurst.

(3)	Long Term Compensation represents the number of stock options granted in a given year.

(4)	The Company provides the named executive officers with certain group life, health, medical and other non-cash benefits generally available to all salaried employees and not included in this column pursuant to the Commission’s rules. The amounts shown in this column for fiscal 2005 include the following: (1) vesting in the Company’s Execuflex Benefit Plan in the amount of $11,967 for Mr. Wamberg, $9,701 for Mr. Pyra, $5,249 for Mr. Brockhurst, $3,372 for Mr. Bean and $4,267 for Mr. Lemajeur; (2) matching contributions by the Company under the Clark, Inc. 401(k) Savings Plan in the amount of $2,666 for Mr. Wamberg and $6,300 each for Mr. Pyra, Mr. Brockhurst, Mr. Bean and Mr. Lemajeur; (3) matching contributions by the Company under the Company’s Executive Deferred Compensation plan in the amounts of $6,195 for Mr. Wamberg, $157 for Mr. Pyra, and $322 for Mr. Bean; (4) taxable long-term disability benefits of $1,604 for Mr. Wamberg and $2,400 for Mr. Pyra; (5) Imputed income for group life benefits of $1,242 for Mr. Wamberg, $4,562 for Mr. Pyra; $2,322 for Mr. Brockhurst; $1,242 for Mr. Bean and $432 for Mr. Lemajeur.

(5)	Mr. Lemajeur joined the Company in August 2003. Mr. Lemajeur’s salary for 2003 reflects his compensation for this partial year of service.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning the options granted to the named executive officers during 2005. The options were granted pursuant to our 2003 Stock Option Plan. No stock appreciation rights were granted during 2005.

					Potential Realizable
					Value at Assumed Annual
	Number of	% of Total Options			Rates of Stock Price
	Securities	Granted to	Exercise		Appreciation for Option
	Underlying Options	Employees in Fiscal	Price	Expiration	Term ($)(1)
Name	Granted	Year	($/Sh)	Date	5%	10%

Tom Wamberg	60,000	33.0%	$15.51	01/25/15	585,249	1,483,137
Thomas M. Pyra	50,000	27.5%	15.51	01/25/15	487,708	1,235,947
Leslie N. Brockhurst	10,000	5.5%	15.51	04/26/15	97,542	247,189
James C. Bean	—	—	—	—	—	—
Jeffrey W. Lemajeur	—	—	—	—	—	—

(1)	In accordance with the rules of the Commission, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5.0% and 10.0% compounded annually from the date the respective options were granted to their expiration date and do not reflect our estimates or projections of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our Common Stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

Long Term Incentive Plan Awards

The following table sets forth certain information concerning the stock units granted to the named executive officers during 2005. The stock units were granted pursuant to our 2005 Incentive Compensation Plan. For the period January 1, 2005 through December 31, 2007 (the “Performance Period”), the number of shares awarded will be based on the achievement of a cumulative, fully diluted earnings per share target (“EPS Target”) measured during the Performance Period, as determined by the Company’s Board of Directors. The percentage of the target number of performance shares (“Target Shares”) earned during the performance period will range from 25% of Target Shares at 80% or below the EPS Target to 200% of Target Shares at 120% or more of the EPS Target.

Performances or
	Number of Shares,	Other Period until	Estimated Future Payouts Under
	Units or Other	Maturation or	Non-Stock Price-Based Plans(#)
Name	Rights(1)	Payout	Threshold	Target	Maximum

Tom Wamberg	—	—	—	—	—
Thomas M. Pyra	—	—	—	—	—
Leslie N. Brockhurst	5,984	12/31/2007	1,496	5,984	11,968
James C. Bean	—	—	—	—	—
Jeffrey W. Lemajeur	4,762	12/31/2007	1,190	4,762	9,524

(1)	Based on the Target Shares being awarded.

In addition, the Company contributed $94,250 and $75,000 to supplemental executive retirement plan accounts for Mr. Brockhurst and Mr. Lemajeur, respectively, during 2005. These contributions will vest in full five years after the date of grant, or earlier upon a change of control.

Aggregated Option Exercises and Year-End Values

The following table sets forth certain information concerning all unexercised options held by the 2005 named executive officers as of December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Value Table

					Value of Unexercised
	Shares	Value	Number of Unexercised Options		In-the-Money Options at
	Acquired on	Realized	at Fiscal Year-End(#)		Fiscal Year-End(1)
Name	Exercise(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Tom Wamberg	—	$—	304,200	100	$0	$0
Thomas M. Pyra	4,000	19,680	298,200	100	212,500	0
James C. Bean	—	—	106,200	19,100	127,250	5,250
Leslie N. Brockhurst	—	—	49,200	6,100	7,466	4,560
Jeffrey W. Lemajeur	—	—	6,000	4,000	0	0

(1)	Value for “in-the-money” options represents the positive spread between the respective exercise prices of outstanding options and the closing price of $13.25 on December 31, 2005.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2005, relating to equity compensation plans of the Company pursuant to which common stock is authorized for issuance:

Number of
Securities
Remaining Available
	Number of			for Future Issuance
	Securities to be			Under Equity
	Issued Upon		Weighted-Average	Compensation Plans
	Exercise of		Exercise Price of	(Excluding
	Outstanding		Outstanding	Securities
	Options, Warrants		Options, Warrants	Reflected in Column
Plan Category	and Rights		and Rights	(a))
	(a)		(b)	(c)

Equity compensation plans approved by security holders	1,224,053		$17.46	2,356,124
Equity compensation plans not approved by security holders	213,434	*	$13.19	347,667

Total	1,437,487		$16.83	2,703,791

*	includes 31,101 options issued from a pre-IPO plan, which has since been discontinued and cancelled by the Board of Directors.

Performance Graph

The graph below compares the Company’s cumulative total stockholder return from December 31, 2000 through December 31, 2005 with the cumulative total return of the Russell 2000 Index and the Nasdaq Insurance Index for the same period. The performance graph assumes the investment of $100 and the reinvestment of all dividends, if any. The performance graph is not necessarily indicative of future investment performance.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2005

		2000	2001	2002	2003	2004	2005
CLARK INC	Return %		149.19	(23.70)	(0.03)	(19.33)	(14.25)
	Cum	$100.00	249.19	190.14	190.09	153.34	131.48
Russell 2000 Index	Return %		2.58	(20.48)	47.25	18.33	4.56
	Cum	$100.00	102.58	81.56	120.10	142.12	148.61
NASDAQ Insurance	Return %		7.17	0.78	23.56	21.40	12.09
	Cum	$100.00	107.17	108.01	133.46	162.01	181.61

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors furnished the following report on executive compensation for 2005.

Executive Compensation Philosophy

The Compensation Committee provides direction to the Company’s Board of Directors in maintaining a compensation program that is consistent with the Company’s overall compensation philosophy. The compensation philosophy supported by the Compensation Committee recognizes the need to attract and retain high caliber staff to meet the Company’s business requirements. In doing so, however, the Compensation Committee is mindful of overall stockholder return and believes that incentive program design and payments should appropriately reflect comparisons with peer company performance.

The Compensation Committee advises, recommends and approves compensation strategies, policies, and pay levels necessary to support the business. The Compensation Committee determines the remuneration of the Chairman and Chief Executive Officer and, subject to the approval of the Board, other corporate executives.

For 2005, the Company’s executive compensation program consisted of (i) base salary, adjusted from the prior year, (ii) cash bonuses, and (iii) long-term incentives.

Base Salary.  The base salaries of executive officers are established in consideration of a range of factors, including the individual’s performance, the responsibilities of the position, competitive practice and the experience of the executive filling the position.

As reflected in the Summary Compensation Table, the salary Mr. Wamberg received in 2005 increased by $347 (as a result of a full year at the current salary level) for a total of $550,000. In determining Mr. Wamberg’s base salary, the Committee considered the Company’s financial performance, his individual performance, improvements to the Company’s balance sheet as a result of a reduction in debt, his responsibilities as Chairman and Chief Executive Officer, and his long-term contributions to the success of the Company.

The Committee believes the annual compensation provided to each of the Chairman and Chief Executive Officer and the other executive officers, whether pursuant to an employment agreement or otherwise, is commensurate with the responsibilities, experience and performance of such individuals.

Bonus.  Annual bonus opportunities allow the Company to communicate specific goals that are of primary importance during the coming year and to motivate executives to achieve these goals. Annual bonus awards are based on our corporate financial performance, including growth in revenue, EBITA and earnings per share, and the contributions of the executive officers. The 2005 bonus plan was structured so that 60% of the bonus is based on specific financial goals and the remaining 40% is based on non-financial individual or department goals.

Maximum bonus payouts for executive officers generally range from 75% to 160% of base salary. Mr. Wamberg’s maximum bonus percentage is 160% of salary. In 2005, Mr. Wamberg’s bonus award was $357,109, which represents approximately 64.9% of his 2005 salary.

The Committee believes that the bonuses paid to the Chairman and Chief Executive Officer and the executive officers, whether pursuant to employment agreement or otherwise, is commensurate with the Company’s performance and such individual’s contribution to such performance.

Long-Term Incentives.  Long-term incentives are provided pursuant to the 2003 Stock Option Plan and the 2005 Incentive Compensation Plan. The purpose of the 2003 Stock Option Plan is to encourage and enable participants under the plan to acquire and retain a proprietary interest in our Company by ownership of our stock. The purpose of the 2005 Incentive Compensation Plan is to motivate certain employees, non-employee directors and consultants to put forth maximum efforts toward the growth, profitability and success of the Company by providing incentives to such persons through cash payments and/or through the ownership and performance of the Company’s common stock. We believe these long-term incentives align the interests of our executive officers with those of our stockholders.

In keeping with the Company’s commitment to provide a total compensation package that includes at-risk components of pay, the Committee makes decisions regarding appropriate long-term incentive grants for each executive. When determining these awards, the Committee considers the Company’s financial performance in the prior year, the executives’ levels of responsibility, prior experience, historical award data and compensation practices of competitors.

The Committee believes the stock options and incentive compensation granted to the executive officers, whether pursuant to employment agreements or otherwise, is commensurate with the executive officer’s responsibilities, experience and individual performance of such executive officer.

Deductibility of Executive Compensation.  Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a federal income tax deduction to public companies for compensation paid in excess of $1 million to each of a Company’s Chief Executive Officer and its four other most highly compensated executive officers, unless, in general, such compensation is performance based, is established by a committee of outside Directors, is objectively determined and the plan or agreement providing for such performance-based compensation is approved by stockholders. It is the Committee’s objective to maximize deductibility under Section 162(m) with minimal sacrifices in flexibility and corporate objectives.

/s/  Compensation Committee
George D. Dalton, Chairman
Randolph A. Pohlman
L. William Seidman
Kenneth A. Guenther
Richard C. Lappin

OWNERSHIP OF COMMON STOCK BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of November 1, 2006 by:

•	each person who we know beneficially owns more than 5% of our Common Stock;

•	each of our directors;

•	each of our “named” executive officers; and

•	all directors and executive officers as a group.

The term “beneficial ownership” includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common stock subject to options currently exercisable or exercisable within 60 days to be beneficially owned and outstanding for the purpose of computing the percentage of beneficial ownership of the person owning such options, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership by any other person.

Except as otherwise indicated, the address for each stockholder listed is c/o Clark, Inc., 102 South Wynstone Park Drive, North Barrington, Illinois 60010. To our knowledge, except as otherwise noted, each of the persons listed in this table has voting and investment power with respect to all the shares indicated. Percentage of ownership is based on shares of our common stock outstanding on November 1, 2006 and the stock options that are exercisable or exercisable within 60 days of November 1, 2006.

	Amount of
	Common Stock	Currently	Total Amount	Total
	Beneficially	Exercisable	of Beneficial	Percentage
Name of Beneficial Owner	Owned	Options	Ownership	Ownership

AUSA Holding Company(1)	3,747,983	0	3,747,983	21.2%
4333 Edgewood Road, NE Cedar Rapids, Iowa 52499
Tom Wamberg**	1,411,680	369,122	1,780,802	10.1%
Dimensional Fund Advisors Inc.(2)	1,586,558	0	1,586,558	9.0%
1299 Ocean Avenue, 11th Floor Santa Monica, California 90401
Van Den Berg Management(3)	1,512,195	0	1,512,195	8.6%
805 Las Cimas Parkway, Suite 430 Austin, Texas 78746
Skyline Asset Management LP.(4)	923,000	0	923,000	5.2%
311 South Wacker Drive Chicago, Illinois 60606
Thomas M. Pyra**	49,309	294,300	343,609	1.9%
Randolph A. Pohlman	6,100	62,000	68,100	*
George D. Dalton	11,904	57,483	69,387	*
L. William Seidman	15,467	50,000	65,467	*
Leslie N. Brockhurst	4,583	52,100	56,683	*
Jeffrey W. Lemajeur	742	8,000	8,742	*
Kenneth A. Guenther	0	14,540	14,540	*
Richard C. Lappin	0	14,540	14,540	*
James M. Benson	52,800	0	52,800	*
Robert E. Long, Jr.	401,836	5,000	406,836	2.3

Total Directors and Current Executive Officers (11 persons)(5)	1,954,421	927,085	2,881,506	15.5%

*	Less than 1%.

**	Denotes a person who serves as a director and who is also a named executive officer.

(1)	Based solely on information furnished by Parent. Beneficial ownership of 1,460,989 of the 3,747,983 shares of Common Stock reported is included solely because Parent may be deemed to have beneficial ownership of such shares as a result of the Tender and Voting Agreements described in Item 2 of the Schedule 14D-9. Neither the filing of Amendment No. 1 to the Schedule 13D nor the inclusion of these shares of Common Stock in this beneficial ownership table shall be deemed to constitute an admission by any member of the AEGON Group that it is the beneficial owner of any of such shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based solely upon information contained in Schedule 13G/A, filed with the Commission on February 6, 2006, and the number of shares of our common stock outstanding on March 1, 2006.

(3)	Based solely upon information contained in Schedule 13G/A, filed with the Commission on January 10, 2006, and the number of shares of our common stock outstanding on March 1, 2006.

(4)	Based solely upon information contained in Schedule 13G, filed with the Commission on January 30, 2006, and the number of shares of our common stock outstanding on March 1, 2006.

(5)	Does not include the beneficial ownership of James C. Bean, who as of January 2006 is no longer an executive officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and certain executive officers and certain other beneficial owners of the Company’s common stock to periodically file notices of changes in beneficial ownership of common stock with the Securities and Exchange Commission. To the best of the Company’s knowledge, based solely on copies of such reports received by it, the Company believes that for 2005 all required filings were timely filed by each of its directors and executive officers, except: (1) a Form 4 filed by Mr. Wamberg reporting an option grant on January 25, 2005 (which was filed on February 1, 2005); (2) a Form 4 filed by Mr. Pyra reporting an option grant on January 25, 2005 (which was filed on February 1, 2005); (3) a Form 4 filed by Mr. Wamberg reporting the acquisition of Phantom Stock Units on February 25, 2005 (which was filed on March 22, 2005); (4) a Form 4 filed by Mr. Brockhurst reporting an option grant on April 26, 2005 (which was filed on May 5, 2005); (5) a Form 4 filed by Mr. Dalton reporting an option grant on April 26, 2005 (which was filed on May 5, 2005); (6) a Form 4 filed by Mr. Pohlman reporting an option grant on April 26, 2005 (which was filed on May 5, 2005); (7) a Form 4 filed by Mr. Seidman reporting an option grant on April 26, 2005 (which was filed on May 5, 2005); (8) a Form 3 filed by Mr. Guenther reporting initial statement of holdings as of April 26, 2005 (which was filed on November 29, 2005); (9) a Form 4 filed by Mr. Guenther reporting an option grant on April 26, 2005 (which was filed on November 29, 2005); (10) a Form 3 filed by Mr. Lappin reporting initial statement of holdings as of April 26, 2005 (which was filed on November 29, 2005); (11) a Form 4 by Mr. Lappin reporting an option grant on April 26, 2005 (which was filed on November 29, 2005); (12) a Form 4 filed by Mr. Wamberg reporting the acquisition of Phantom Stock Units on July 1, 2005 (which was filed on July 13, 2005); (13) a Form 4 filed by Mr. Wamberg reporting the acquisition of Phantom stock units on July 8, 2005 (which was filed on July 13, 2005); and (14) a Form 4 filed by Mr. Wamberg reporting the acquisition of Phantom stock units on December 22, 2005 (which was reported on December 29, 2005).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

The Company leases 17,783 square feet of office space and hangar space for the corporate aircraft from entities owned by the Company’s Chairman and Chief Executive Officer, Tom Wamberg. Base rent is approximately $449 thousand annually. The office space lease expires on February 21, 2009.

The Company employs Mr. Wamberg’s stepson, Chuck French. Chuck is a consultant with the Executive Benefits Practice and does not report directly to Mr. Wamberg. Mr. French’s compensation is based exclusively on his revenue production. Jason French, Mr. Wamberg’s stepson, was a consultant with Pearl Meyer & Partners. He was employed with the Company through October 2005 and did not report directly to Mr. Wamberg.

During the years ended December 31, 2005, 2004 and 2003, the Company received payments of approximately $2.5 million in each year pursuant to an Administrative Services Agreement and Bonus Forfeiture Agreement with an affiliate of AUSA Holding, Inc., one of its principal stockholders.

In 2001, Mr. Wamberg invested $750,000 in a company of which George Dalton, a member of the Company’s Board of Directors is founder and majority stockholder.

The Company currently employs certain administrative staff who perform functions and services for Mr. Wamberg’s personal business, in addition to services for the Company. Mr. Wamberg reimburses the Company for the salary, benefits, and bonus for these individuals relating to their work on his personal business.

In January 2006, the Company and James M. Benson, who was appointed to the Company’s Board of Directors on February 1, 2006, formed Clark Benson, LLC, a subsidiary of the Company. In connection with the formation of Clark Benson, Clark Benson entered into an employment agreement with Mr. Benson pursuant to which Mr. Benson serves as Clark Benson’s President and Chief Executive Officer. Mr. Benson, through a company in which he retains sole ownership, holds 25% of the outstanding equity interests in Clark Benson.

On November 1, 2006, the Company entered into the Merger Agreement with Parent and the Purchaser.

On November 1, 2006, the Company and Clark Consulting entered into the MBO Agreement with C-W Co. and Mr. Wamberg, as a joint obligor with C-W Co. The principals of C-W Co. include Mr. Wamberg and Mr. Benson.

Ancillary Business Arrangements

Because of various federal and state licensing restrictions, we market products registered with the Commission and insurance-financed employee benefit programs in the states of Pennsylvania and Texas through a registered broker-dealer, Clark Securities, Inc., with which we have a networking agreement, and insurance agencies, for which we provide almost all services through administration and services agreements. Each of the following insurance agencies — Clark, Inc. of Pennsylvania and Clark of Texas, Inc. — provides the entity through which our producers sell certain products and conduct business in such states. In exchange, each of the insurance agencies is a party to an administration and services agreement under which each insurance agency pays us to furnish facilities, services, personnel and assistance, including the following:

•	performing all bookkeeping and accounting functions;

•	establishing and maintaining all records required by law and generally accepted accounting principles;

•	furnishing all stationery, forms, and supplies;

•	providing all necessary clerical and professional staff;

•	providing all computer hardware and software capabilities and facilities;

•	providing office space, furniture, fixtures, equipment and supplies;

•	assisting in the preparation of reports required by governmental regulatory and supervisory authorities; and

•	billing and collection of all premiums.

The charges and fees pursuant to the administration and services agreements are equal to the costs we incur in providing the services, personnel and property, plus an additional amount equal to a certain percentage of the cost. Each insurance agency is solely responsible for its own activities as an insurance producer and for its relationship with the producers or employees in the course and scope of their activities performed on behalf of such agency.

Annex B

December 6, 2006

Board of Directors
Clark, Inc.
102 S. Wynstone Park Drive
North Barrington, IL 60010

Gentlemen:

Clark Inc. (“Clark”) and AUSA Holding Company (“Aegon”) and AUSA Merger Sub, Inc., a wholly owned subsidiary of Aegon (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of November 1, 2006 (the “Merger Agreement”), pursuant to which Clark will be merged with and into Merger Sub (the “Merger”). Under the terms of the Merger Agreement, Aegon will cause Merger Sub to make a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (together with any share purchase rights associated therewith) of Clark (the “Clark Common Stock”) at a price equal to $16.55 per share of Clark Common Stock (the “Transaction Consideration”), subject to certain adjustments. Following the purchase of shares of Clark Common Stock in the Offer, Merger Sub will merge with Clark and Clark shareholders who have not tendered their shares into the Offer will receive the Transaction Consideration. On the first business day following the purchase of shares of Clark Common Stock pursuant to the Offer, we understand that certain members of Clark management will acquire assets, and assume liabilities, related to certain business segments of Clark (the “Other Businesses”) pursuant to a separate asset purchase agreement, dated as of November 1, 2006 (the “Asset Purchase Agreement”) for $34.5 million in cash. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement. Capitalized terms not defined in this opinion have the meanings given them in the Merger Agreement or the Asset Purchase Agreement, as the case may be. You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to the unaffiliated holders of Clark Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Merger Agreement and the Asset Purchase Agreement; (ii) certain publicly available financial statements and other historical financial information of Clark that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Aegon and Merger Sub in determining Aegon’s and Merger Sub’s capacity to pay the Transaction Consideration; (iv) consensus earnings per share estimates for the year ending December 31, 2006 and December 31, 2007 published by First Call and reviewed with management of Clark and certain other internal financial projections of Clark for the years ended December 31, 2007 through 2010 as provided by senior management of Clark; (v) the publicly reported historical price and trading activity for Clark’s common stock, including a comparison of certain financial and stock market information for Clark with similar publicly available information for certain other companies the securities of which are publicly traded; (vi) to the extent publicly available, the financial terms of certain recent business combinations in the insurance brokerage and business services industries; (vii) the current market environment

+	Sandler O’Neill + Partners, L.P.
919 Third Avenue, 6th Floor, New York, NY 10022
T: (212) 466-7700 F: (212) 466-7711

Page 2 of 3 December 6, 2006 Board of Directors Clark, Inc.

generally and the environment in the industries in which Clark operates in particular; and (viii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Clark the business, financial condition, results of operations and prospects of Clark.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Clark or its respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Clark that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets or the liabilities (contingent or otherwise) of Clark or any of its subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

With respect to the financial projections provided to us by Clark, reviewed with the management of Clark and used by Sandler O’Neill in its analyses, Clark’s management confirmed to us that they reflected the best currently available estimates and judgments of management with respect thereto and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Clark’s and Aegon’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Clark will remain as a going concern for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived. With your consent, we have relied upon the advice Clark has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which Clark’s and Aegon’s common stock may trade at any time.

We have acted as Clark’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Clark has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services to Clark and we have received compensation for such services. We have also received certain consulting fees from Clark in connection with certain of our clients obtaining insurance through Clark.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Clark and Aegon and their affiliates. We may also actively trade the equity or debt securities of Clark and Aegon or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Page 3 of 3 December 6, 2006 Board of Directors Clark, Inc.

Our opinion is directed to the Board of Directors of Clark in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Clark as to whether such shareholder should tender their shares in the Offer or vote in favor of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Transaction Consideration to unaffiliated holders of Clark and does not address the underlying business decision of Clark to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Clark or the effect of any other transaction in which Clark might engage. We express no opinion, either actual or implied as the Other Businesses transaction described above or the adequacy of the consideration received by Clark in the Other Businesses transaction. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration is fair to the unaffiliated holders of Clark Common Stock from a financial point of view.

Very truly yours,

Annex C

PERSONAL AND CONFIDENTIAL

November 1, 2006

Special Committee of the Board of Directors
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, IL 60010

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Clark, Inc., a Delaware corporation (“Target”), of the Merger Consideration (as defined below) in the proposed merger (the “Merger”) of a newly-formed company (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of AUSA Holding Company (“Acquiror”), which itself is a wholly-owned subsidiary of AEGON, N.V. (“Parent”), a company organized under the laws of the Netherlands, with and into Target, pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of November 1, 2006, between Acquiror, Merger Sub and Clark, Inc. Pursuant to the terms of the Agreement, Acquiror will cause Merger Sub to make a tender offer (the “Offer”) to purchase each outstanding share of common stock, par value $0.01 per share (together with any share purchase rights associated therewith), of Target (the “Common Stock”) at a price equal to $16.55 plus the after-tax per-share amount, if any, by which the consideration received by Target for certain assets which are being sold separately (the “MBO Transaction”) exceeds the amount set forth in the MBO Transaction Asset Purchase Agreement (net of any escrow established to satisfy post-closing indemnity obligations), in cash (the “Merger Consideration”). Following the purchase of the Common Stock in the Offer, Merger Sub will merge with Target and Target stockholders who have not tendered their shares into the Offer will receive the Merger Consideration, without interest, upon surrender of the certificates representing such Common Stock.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of insurance and insurance holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of insurance companies, we have experience in, and knowledge of, the valuation of insurance enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Target, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Target for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Target. We have acted exclusively for the Special Committee of the Board of Directors of Target in rendering this fairness opinion and will receive a fee from Target for our services.

Keefe, Bruyette & Woods • 787 Seventh Avenue • New York, NY 10019
212.887.7777 • Toll Free: 800.966.1559 • www.kbw.com

In connection with this opinion, we have reviewed and analyzed the Offer and the Merger and the financial and operating condition of Target, including among other things, the following:

(1) the Agreement;

(2)	the Asset Purchase Agreement dated November 1, 2006 related to the MBO Transaction involving certain assets of Target which Acquiror does not wish to acquire (the “OBS Assets”);

(3)	the Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 2005 of Target;

(4)	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Target and certain other communications from Target to its stockholders;

(5)	the English translation of the Annual Report for the year ended December 31, 2005 of Parent;

(6)	financial information concerning the business and operations of Target and of the OBS Assets being purchased in the MBO Transaction;

(7)	market prices and valuation multiples for the Target and compared them with those of certain publicly traded companies that we deemed to be relevant;

(8)	the results and operations of the Target and compared them with those of certain publicly traded companies that we deemed relevant; and

(9)	other financial information concerning the businesses and operations of Target and Parent furnished to us by Target and Parent for purposes of our analysis.

We have also held discussions with senior management of Target regarding the past and current business operations, regulatory relations, financial condition and future prospects of Target and the OBS Assets and such other matters as we have deemed relevant to our inquiry. In addition, we have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Target, the OBS Assets, and Parent; (ii) the assets and liabilities of Target, the OBS Assets, and Parent; (iii) the nature and terms of certain other merger transactions involving insurance, insurance brokerage and insurance holding companies; and (iv) such other studies and analyses as we considered appropriate. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the insurance and insurance brokerage industries generally. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Target as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgment of management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by management. We are not experts in the independent verification of the persistency of BOLI and COLI policies and we have assumed, with your consent, that the disclosures in Target’s SEC filings relating to the timing and amount of future commission income are appropriate. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Target or Acquiror, nor have we examined any individual production or underwriting files of Target. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Target.

Finally, we have assumed, with your consent, that the Offer and the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Acquiror or Target. We further have assumed that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us.

This opinion is for the use and benefit of the Special Committee of the Board of Directors and the Board of Directors of the Target. Our opinion does not address the relative merits of the Merger as compared to any alternative transactions that might exist for Target or the effect of any other transaction in which it might engage and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or any matter related thereto.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Offer and the Merger is fair, from a financial point of view, to the disinterested holders of the Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Index to Exhibits

Exhibit
Number	Description

(a)(1)	Offer to Purchase dated December 13, 2006 (incorporated by reference to Exhibit(a)(1)(A) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(3)	Letter to Stockholders of the Company dated December 13, 2006.
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(D) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(7)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit(a)(1)(F) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(8)	Summary Advertisement as published in The Wall Street Journal on December 13, 2006 (incorporated by reference to Exhibit(a)(5)(A) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(a)(9)	Press Release issued by AEGON NV on November 1, 2006 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C of Purchaser and Parent filed on November 2, 2006).
(a)(10)	Press Release of the Company dated November 1, 2006 (incorporated by reference to Schedule 14D-9C filed with the Commission on November 2, 2006).
(a)(11)	Text of email to Company employees and question and answer sheet (incorporated by reference to Schedule 14D-9C of the Company filed with the Commission on November 2, 2006).
(a)(12)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (incorporated by reference to Annex A of this Schedule 14D-9).
(a)(13)	Opinion of Sandler O’Neill & Partners, L.P. (incorporated by reference to Annex B of this Schedule 14D-9).
(a)(14)	Opinion of Keefe, Bruyette & Woods, Inc. (incorporated by reference to Annex C of this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger dated as of November 1, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on November 6, 2006).
(e)(2)	Amendment No. 1 to Agreement and Plan of Merger effective as of November 1, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on December 13, 2006).
(e)(3)	Tender and Voting Agreement dated November 1, 2006 with Tom Wamberg (incorporated by reference to Exhibit 3 of Amendment No. 1 to Schedule 13D of AEGON Group filed with the Commission on November 3, 2006).
(e)(4)	Tender and Voting Agreement dated November 1, 2006 with Thomas Pyra (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D of AEGON Group filed with the Commission on November 3, 2006).
(e)(5)	Asset Purchase Agreement dated November 1, 2006 (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K filed with the Commission on November 6, 2006).
(e)(6)	Confidentiality Agreement, dated October 5, 2006, by and between Parent and the Company (incorporated by reference to Exhibit(d)(3) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).
(e)(7)	Employment Agreement dated February 1, 2004 between the Company and Thomas M. Pyra (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on May 10, 2004).

Exhibit
Number	Description

(e)(8)	Amendment, dated April 26, 2005, to the Employment Agreement between the Company and Thomas M. Pyra (incorporated herein by reference to Exhibit 10.12(a) of the Company’s Annual Report on Form 10-K, filed with the Commission on February 27, 2006).
(e)(9)	Employment Agreement, dated as of September 1, 1999, between the Company and W.T. Wamberg (incorporated herein by reference to Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 12, 1999).
(e)(10)	First Amendment, dated March 6, 2002, to the Employment Agreement between the Company and W.T. Wamberg (incorporated herein by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K, filed with the Commission on March 27, 2002).
(e)(11)	Second Amendment, dated May 1, 2003, to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1(b) of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 13, 2003).
(e)(12)	Third Amendment, dated October 1, 2003, to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1(c) of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 13, 2003).
(e)(13)	Fourth Amendment, dated March 20, 2006, to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Commission on March 24, 2006).
(e)(14)	Employment Agreement, dated July 16, 2004, between the Company and Jeffrey W. Lemajeur (incorporated herein by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2004).
(e)(15)	Employment Agreement, dated April 12, 2006 between Clark Consulting Inc. and Leslie N. Brockhurst (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Commission on April 18, 2006).
(e)(16)	Amendment to Employment Agreement, dated April 12, 2006, between Clark Consulting Inc. and Leslie Brockhurst (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the Commission on April 18, 2006).
(e)(17)	Employment Agreement, dated January 26, 2006 among the Company, Clark Consulting Inc., Clark Benson LLC and James M. Benson (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the Commission on January 27, 2006).
(e)(18)	Limited Liability Company Agreement of Clark Benson LLC, dated as of January 26, 2006 (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Commission on January 27, 2006).
(g)	None.